

NTS

WE ENGINEER SUCCESS

# 2012 Annual Report

# TO OUR SHAREHOLDERS,

> "NTS' success has been built around highly talented employees, operational excellence, customer service, and innovation. We will continue to be focused on enhancing value for our shareholders and we remain grateful for your ongoing confidence and continued support."

## Fiscal 2012 was a record-breaking year for National Technical Systems, Inc. (NTS) in many ways.

- NTS achieved record revenues in a very challenging economic environment.
- Total assets, shareholders' equity, and tangible net worth reached all-time highs.
- The geographic footprint of the NTS laboratory network expanded with the acquisition of Ingenium Testing located outside Chicago, Illinois, one of the top-five markets in the U.S. for NTS' services.
- NTS acquired the world's premiere direct lightning engineering and testing company, Lightning Technologies, Inc., adding to NTS' already best-in-class suite of services.
- NTS added an important new shareholder and financial partner, Mill Road Capital, to help finance our growth strategies.
- NTS added new capability at several laboratories to stay at the forefront of new and emerging test requirements.
- NTS invested in expanding its sales organization to enhance its existing client relationships and to develop new business opportunities.
- Finally, NTS celebrated its 50th Anniversary, a testimony to the tremendous foresight of the founders as well as the dedication and hard work of the entire family of NTS employees.

In short, NTS continued to add to its reputation and standing as a leading independent provider of testing and engineering services to aerospace, defense, telecommunications, automotive and high technology markets.

Moreover, NTS' future remains bright. NTS emerged from the challenges of fiscal 2012 stronger than ever. As a result, we anticipate another year of record results and are confident in our abilities to deliver exceptional performance and returns to shareholders in fiscal 2013. Management will continue to execute on a strategic plan of growth and the Board of Directors remain committed to maximize value for all NTS stakeholders.

Sincerely,

**William C. McGinnis**
**President & Chief Executive Officer**



### *A Legacy to Remember with Warmth, Caring and Resounding Appreciation*

**Art Edelstein**

It is with great sadness we announce the passing of Art Edelstein, Chief Engineer. Art was a pioneer in our growth as a company, taking on test challenges that charted a course in our history. Art's skills, talent and creativity, which he gave with his heart and soul, served NTS each and every day throughout our 50-year history. He was our company "Fireman," always working the issues, solving problems, getting on the front line and taking care of our clients. We remember Art with great affection.

NTS
WE ENGINEER SUCCESS

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

**Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
**For the fiscal year ended January 31, 2012**
**Commission file number 0-16438**

# NATIONAL TECHNICAL SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **California**<br>(State or other jurisdiction of incorporation or organization) | **95-4134955**<br>(I.R.S. Employer Identification No.) |
| **24007 Ventura Boulevard, Suite 200**<br>**Calabasas, CA**<br>(Address of principal executive offices) | **91302**<br>(Zip Code) |

**(818) 591-0776**
(Registrant's telephone number, including area code)
**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common stock-no par value | The NASDAQ Global Market |

**Securities registered pursuant to Section 12(g) of the Act:** None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," " large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer ☐ | Accelerated filer ☐ | Non-accelerated filer ☐<br>(Do not check if a smaller reporting company) | Smaller reporting company ☒ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter - $46,465,000 (as of July 31, 2011).

The number of shares of registrant's Common Stock outstanding on April 23, 2012 was 11,322,910.

**NATIONAL TECHNICAL SYSTEMS, INC.**
**FORM 10-K**
**FISCAL YEAR ENDED JANUARY 31, 2012**

In this report, unless the context otherwise requires, the terms "**NTS**," "**Company**," "**we**," "**us**," and "**our**" refer to National Technical Systems, Inc., a California corporation and its subsidiaries.

**Special Note Regarding Forward Looking Statements**

Certain statements in this report, including information incorporated by reference, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect current views about future events and financial performance based on certain assumptions. They include opinions, forecasts, intentions, plans, goals, projections, guidance, expectations, beliefs or other statements that are not statements of historical fact. Words such as "may," "should," "could," "would," "expects," "plans," "believes," "anticipates," "intends," "estimates," "approximates," "predicts," or "projects," or the negative or other variations of such words, and similar expressions may identify a statement as a forward-looking statement. Any statements that refer to projections of our future financial performance, anticipated trends in our business, our goals, strategies, focus and plans, and other characterizations of future events or circumstances, including statements expressing general optimism about future operating results, are forward-looking statements. Forward-looking statements in this report may include statements about:

- anticipated results of operations including expected trends in revenues, gross margins, operating expenses and net income;
- the future actions of our competitors, including pricing decisions and new service offerings;
- our ability to obtain future financing or funds when needed;
- anticipated economic trends in the industries we serve; and
- our ability to complete or achieve the anticipated benefits from acquisitions, business combinations, strategic partnerships, divestures, and other significant transactions.

The forward-looking statements in this report speak only as of the date of this report and, except to the extent required by law, we do not undertake any obligation to update any forward looking statements. Forward-looking statements are subject to certain events, risks, and uncertainties, some of which are outside of our control. When considering forward-looking statements, you should carefully review the risks, uncertainties and other cautionary statements in this report as they identify certain important factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. These factors include, among others, the risks described under Item 1A and elsewhere in this report, as well as in other reports and documents we file with the SEC. Caution should be taken not to place undue reliance on any such forward-looking statements.

NATIONAL TECHNICAL SYSTEMS, INC.
**Annual Report (Form 10-K)**
**For Year Ended January 31, 2012**

**PART I**

***ITEM 1. BUSINESS.***

***General***

NTS is a leading provider of testing solutions and highly trained technical personnel for product design and evaluation, safety testing, certification and supply chain management to enable customers to sell their products in world markets. NTS performs management registration and certification services to ISO related standards. NTS is accredited by numerous national and international technical organizations which allow the Company to have its test data accepted in most countries.

NTS serves customers primarily in the aerospace, defense, telecommunications, automotive, energy, consumer products, commercial and industrial products and medical markets. The defense and aerospace markets combined accounted for approximately 65% of the Company's revenues for the year ended January 31, 2012. No single customer accounted for more than 10% of the Company's revenues in the fiscal year 2012.

The Company's business is conducted through a number of operating units, each with its own management. NTS executive management sets the strategy and maintains overall supervision, coordination and financial control of the operating units, and manages the development of new services and the acquisition of related businesses. The management of each operating unit has responsibility for achieving sales and profit goals of their unit.

NTS operates facilities in 23 cities in the United States and in 3 international cities. The Company's principal executive offices are located at 24007 Ventura Boulevard, Suite 200, Calabasas, California 91302 (telephone: 818-591-0776).

The Company is a California corporation and was founded in 1961.

***Markets***

**Aerospace.** NTS offers integrated life cycle product services to the aerospace market. These services include engineering, testing and supply chain management. From concept development and design, through detail design, certification, production and in-service life, NTS provides support throughout the full life cycle of the aerospace product. These integrated services fill the capability gaps that have developed in the aerospace supply chains after years of large scale integration, outsourcing and globalization.

Testing services include providing a wide range of test capabilities for structures and airborne equipment. For structures, NTS has extensive capability and expertise in large component static and fatigue testing, including full scale airframe static and fatigue, sonic fatigue, vibration, modal, ground vibration, high pressure/high flow air and fluid compatibility. Airborne equipment testing spans the full range of RTCA DO-160 requirements, including static and dynamic, electromagnetic effects (EME, EMI, EMC), electrostatic discharge (ESD), environmental, material and system compatibility, high intensity radiated field (HIRF), indirect lightning effects and highly accelerated life testing/stress screening (HALT/HASS).

Through its acquisition of Lightning Technologies, Inc. (LTI) in September, 2011, NTS now has the capability to do direct strike lightning testing. LTI, now NTS Pittsfield, is home of one of the most comprehensive lightning-simulation laboratories in the world and ranks as an international leader in the development of sophisticated lightning protection systems for customers in the aerospace industry as well as for industrial complexes, golf courses, wind turbine farms, theme parks and other high-risk locations. Service offerings include consulting, in-house seminars on lightning protection, design of protection systems and testing services- both in-house and field testing.

NTS' engineering services consist of design and analysis of aerospace structures, systems, components and detailed parts as part of customers' design teams or as a fixed-price work package. Specific capabilities include engineering program management, managed engineering services (on-site management of customer engineering teams), design engineering, analysis, test engineering, test system engineering, failure forensics and expert witnessing.

Supply chain management services span a wide range of development, oversight, and certification/accreditation activities including product inspection, production monitoring and expediting, test witnessing and support, corrective action follow-up, supplier surveillance, sub-tier supplier management, new supplier surveys, systems evaluations and audits (including special processes), development of quality assurance protocols, supplier development and improvement, quality management system audit, certification and registration.

NTS provides engineering services that design, develop, test, and integrate pods and payloads for unmanned aerial systems (UAS). This group has expanded from airborne platforms into ground, sea (surface and subsurface), and robotic platforms. NTS has conducted test programs for UAS components, systems, payloads and completely integrated air vehicles. NTS is actively engaged in a variety of unmanned system test programs, and has performed environmental, vibration and EMI testing on a number of UAS systems.

The Company's initial aerospace market sector focus for offering integrated life cycle product services is in the large commercial transport and general aviation sectors.

**Defense.** NTS plays an active role in numerous U.S. defense-related programs, performing a wide variety of defense technology research, development, test, and evaluation (RDT&E) services for the Department of Defense (DOD), military, government and commercial industry. These services evaluate the weapons, ordnance, munitions, avionics, electronics, hydraulic and pneumatic controls, engines and communication systems that make up the elements of today's modern battlefield. The Company's testing platforms for the defense industry include fixed wing aircraft, helicopters, submarines, aircraft carriers and other naval ships, tanks and other tracked vehicles, trucks and road vehicles, command, control and communication systems and missiles and weapons systems. Testing includes associated system and component level tests of structures, hardware, electronics, personal protective equipment, armor, weapons and ammunition.

NTS has facilities that are specially constructed to store, handle, and test ordnance, munitions and hazardous materials. Routine testing includes live fire, function, environmental, dynamics, safety, MIL-STD-901 shipboard shock, insensitive munitions (IM), hazard classification, transportation and packaging safety. These tests are done for prototype, developmental, qualification and production/lot acceptance testing (LAT). Multiple NTS facilities around the country provide 200 v/m up to 40 GHz EMI/EMC testing of electronic and communications equipment. Custom designed NTS data acquisition systems are capable of collecting data at speeds of 2,000,000 data points per second and digital photography capability of over 160,000 color photos per second.

NTS' defense group is expanding to include energetic and prototype engineering services, including 2D and 3D CAD modeling; technical data package (TDP) development and modification; finite element analysis (FEA), projectile design and analysis; interior and exterior ballistics analysis, and design and development of custom test hardware and fixtures. Other services include support of, and procurement and delivery of precision metal parts and explosive loading of prototype hardware. Additional defense services include design, development, fabrication, and fielding of specialized high speed instrumentation and diagnostics for energetics and hazardous materials and ordnance testing. This includes custom sensor suite design, fabrication and deployment, often through specialized test facility design.

**Telecommunications.** NTS provides engineering design, test evaluation and certification services for manufacturers of a broad array of telecommunications networking and storage equipment intended for commercial data centers, central/telecom office and customer premise environments. The Company's services are performed in accordance with domestic and international regulatory standards, the network equipment building systems (NEBS) specifications and fiber optics general requirements (GRs) as required by the telecommunications industry. Globally, NTS represents the largest network of independent test laboratories (ITL) certified and recognized by most regional bell operating companies' (RBOCs) carriers. The Company is also certified and accredited to support formal witness testing on behalf of the RBOC carriers at approved manufacturer's internal test facilities. As the wireless telecom industry continues to see significant growth, globally, the need for engineering design, testing evaluation and certification services for faster and more robust backhaul networking equipment will continue to increase. The Company is well positioned to support this accelerated growth currently providing accredited ITL services at laboratories in California, Massachusetts, New Jersey, Texas, and Germany.

**Automotive.** NTS supports the commercial and military vehicle industries with testing, including dynamometer operations on power train components, vibration and shock on mechanical and electrical assemblies, thermal and corrosion exposures on control and monitoring systems, pressure pulsing and burst on fluid handling items and fatigue and ultimate strength on mechanical components. NTS performs testing to support requirements in emerging markets of pure electric vehicles and electrical hybrid vehicles. This includes electric motors, integrated motor/transmissions, specialized high speed transmissions, batteries and control/distribution modules. It also performs highly accelerated life tests (HALT) and highly accelerated stress screen (HASS). These tests combine extremes of temperature, rapid temperature change, and multi-axis vibration to rapidly expose design weaknesses and process flaws. NTS is accredited to ISO 17025 through the American Accreditation of Laboratories Association (A2LA). This accreditation allows NTS automotive test reports to be accepted throughout the U.S. and internationally.

**Energy.** NTS Energy offers multi-disciplinary expertise and capabilities to provide smart solutions to complex engineering, and scientific problems in the areas of nuclear energy, renewable energy, energy storage and smartgrid. The services provided are:

- Technical functional knowledge of engineering fundamentals: mechanical, structural, electrical, reliability, and high technology communication and security software system test and monitoring solutions.
- Testing on a variety of smart energy/smart grid products with a focus on the communications functionality and network protocols of smart meters, smart outlets, thermostats/in-home displays and smart appliances.
- Supply chain management focusing on assuring product integrity through quality process and product auditing, supplier improvement plans, and management of quality system
- Multi-disciplinary expertise in global compliance and certification for components, devices, communication products, software/hardware interoperability, and system security vulnerability assessments and validation.
- Seismic, environmental, EMI/RFI, radiation, equipment qualification, commercial grade dedication, mechanical aging, thermal aging, vacuum testing, leak detection, and high expansion line breaks. Seismic and vibration simulation tests conducted on our single axis, dependent biaxial systems, or independent tri-axial and electro-mechanical shaker tables are used for a variety of customer products.
- Certification and evaluation services to nuclear utilities and suppliers worldwide.
- A full range of products, engineering and testing services under our NUPIC and NIAC audited 10CFR50, Appendix B Quality Program.

**Consumer Products.** NTS provides engineering design, test evaluation and domestic and international certification services for a broad array of consumer products normally procured for use in a residence, school and recreation environments. This typically includes personal computing, PC peripheral, residential networking and personal wireless devices. These products are subjected to a wide range of electromagnetic compatibility, product safety, reliability, usability. interoperability tests and certifications to assure market compliance, reliability and effective use. The Company has been approved as an exclusive independent test laboratory (ITL) to offer Internet TV Set-top Box multimedia over coax (MoCA) certification. The Company is the exclusive certifications provider for Sirius/XM Radio Ready program and holds a number of domestic and international test accreditations throughout its network of commercial laboratories. NTS is an accredited Telecommunication Certification Body (TCB) in North America and an appointed Notified Body for wireless devices in the European Union. With the increased integration of wireless technology into traditional consumer products, the dramatic population growth, income gains, global macroeconomic shifts and the urbanization in regions throughout Asia, Central and South America and Africa, NTS is well positioned to support the growing market spaces to which manufacturers are seeking to sell. The Company's service offerings offer a 'one-stop-shop' to the consumer product market, ensuring a shorter time to market in the fierce 'to market' race manufacturers find themselves competing within.

**Commercial & Industrial.** NTS provides engineering design, testing evaluation and domestic and international certification services to manufacturers of a broad array of commercial and industrial products normally procured for light and heavy industrial applications. This covers a wide range of industries from shipbuilding, semiconductor manufacturing equipment, automation, robotics, laboratory and materials handling devices. Various types of commercial grade electronic, hydraulic and pneumatic systems are subjected to electrical, environmental and safety testing to ensure regulatory compliance and safe and reliable use. Special combined mechanical and environmental testing processes such as highly accelerated life testing (HALT) are used to accelerate the effects of aging and wear to allow manufacturers to produce a more reliable product. Once this has been accomplished, similar highly accelerated stress screening (HASS) testing can be used to ensure consistent quality on the production line. Market trends are showing increased integration of Wireless Local Area Network (WLAN) and Wide Wireless Access Network (WWAN) communication technologies in such product lines. NTS offers a complete turnkey engineering design, testing evaluation and domestic and international certification services for industrial products, including customer driven requirements.

**Medical.** NTS provides engineering design, testing evaluation and domestic and international certification services to manufacturers of a broad array of medical products typically including non-invasive devices. Services include electromagnetic compatibility, electrical product safety and quality control/risk analysis consultation. Through various industry partnerships, the Company has affiliations with consultants and Notified Bodies to support medical approval in North America and throughout the European Union. With the increased integration of wireless communications into traditional medical device products, NTS is also well equipped to support domestic and international testing and approvals.

***Market Opportunity***

Manufacturers often fulfill their evaluation testing needs on an outsourcing basis in order to reduce costs, avoid large capital expenditures, save time and remain competitive. Due to regulations requiring third party certification, manufacturers must use third party certifiers to position their products for sale in world markets. NTS is geographically located to serve customers at locations close to their plants and NTS facilities are capable of providing the conformity assessment activity necessary to reduce product-handling costs and serve as a market gateway for manufacturers to sell products globally. NTS provides a "one stop" resource and single source responsibility for all conformity assessment requirements in the several markets it serves.

***Strategies to drive growth and excellence:***

Over the last few years, NTS restructured its executive leadership team and initiated a new growth strategy to provide significant focus on corporate development activities within the mid-to longer-term time horizon, while continuing to drive efficiencies and market penetration within the shorter-term fiscal planning time horizon.

NTS' strategies for continued growth in fiscal 2013 include:

- increasing market share through superior service that distinguishes it from its competition;
- investing in human resources and physical assets to strengthen existing capabilities;
- enhancing utilization of resources;
- adding new, innovative service offerings to the Company's repertoire;
- continuing to seek, evaluate and acquire companies that can add significant value upon integration with NTS; and
- continuing to integrate companies recently acquired.

Major initiatives in NTS' business strategy are:

**Understanding customers' changing needs and requirements.** This strategy deals with gaining an understanding of the changing product and test specifications and developing services to fulfill these future requirements. NTS uses its technical and sales relationships to identify future needs and the information is analyzed in the innovation platform for determining if there is a solid business case for creating value. This strategy allows NTS to maintain a high level of customer retention.

**Process Improvement.** This strategy deals with automation, lean process, and efficient and effective workspace. Automation is about using technology to enhance our service and do things faster, more efficiently and at a reduced cost. NTS is striving to do more for less and simultaneously enhance the overall quality of our service. Lean process is about driving waste out of process by eliminating non value-added tasks. Efficient and effective workspace is about simplifying work areas and reducing time by having support equipment and tooling readily available for use.

**Enhance Utilization of Resources.** This strategy is about having the right balance of resources (people and equipment) across the enterprise so that the Company can perform work at the level customers require and at the appropriate level NTS needs to meet the Company's strategic goals. NTS is currently in the process of implementing an Enterprise Resource Planning (ERP) system that will allow measurement of equipment utilization thereby enhancing enterprise scheduling. This ERP system will also be deployed across all business departments and replace our current outdated system. The deployment of the ERP system is a major investment for the company. At January 31, 2012 the ERP system had been rolled out at 18 facilities. The remaining facilities are expected to be integrated by the end of the third quarter of fiscal year 2013.

**Innovating around new services and emerging technology markets.** This strategy deals with taking new ideas and converting them into value for customers. Examples of recent innovative initiatives that have been successful are the high intensity radiated frequency (HIRF) testing, solar loading testing, pyro shock testing for the aerospace market and thermal modeling, simulation and test (TMST), a certification program for the telecom industry to produce more energy efficient network equipment. Future innovation projects will include evaluating expansion into Asia, liquid hydrogen testing for space launch vehicles, reliability testing for the oil and gas industry, environmental and compliance testing for the smart grid HAN (Home Area Network), energy and test support on renewable energy and cyber security.

**Geographic Expansion and Access.** This strategy deals with the concept of "easy to do business with." Access is more than a geographical location. Even though NTS currently has 26 locations situated geographically so customers have local access to services, it means giving customers the ability to interact with NTS where, when and how they want and providing a professional environment that includes convenient hours, cleanliness, good maintenance and lay-out of facilities. NTS has also developed a software program, "LabInsight" that allows customers to witness testing while never leaving their location and receive test data streamed live via a web connection.

**Growth through acquisitions.** This strategy deals with acquiring test labs and niche engineering service organizations to increase capacity and capability, broaden our customer base, and expand our geographic reach. NTS has made several acquisitions over the last three years, and the Company's ability to successfully integrate operations and retain technical staff and leadership, particularly when acquiring complementary and competitive testing organizations, has helped NTS grow.

*Competition*

In the aerospace and defense markets, the main competition for independent laboratories is the customers' internal laboratories, including government laboratories. Within the telecommunications, consumer product, energy and transportation markets, the main NTS competition comes from commercial test laboratories of various sizes throughout the world. NTS also competes with a small number of large conformity assessment organizations, within each of the markets it serves, including multinational companies. The Company has competitive advantages in several areas which include the following: (i) ability to service customers at facilities close to their locations; (ii) ability to provide complete conformity assessment activities at a single location, which reduces product-handling cost for the customers and enhances timeliness of service; (iii) diverse and technically competent employees; and (iv) accreditations that allow NTS test data to be accepted worldwide. Customers can use the Company's complete services, including quality registration, to position their products for world markets.

***Acquisitions***

NTS' growth strategy includes the acquisition of businesses to increase capacity and capability, provide complimentary service offerings, broaden its customer base, and expand its geographic reach. A significant portion of the Company's growth comes from acquisitions. In the past three years, NTS has made four acquisitions, as follows:

On September 1, 2011, the Company acquired Lightning Technologies, Inc. (LTI), a provider of testing and engineering services located in Pittsfield, Massachusetts. LTI specializes in the field of lightning protection. LTI's customer base, capabilities and service offerings are concentrated in the aerospace, construction and wind power generation markets. The acquisition expands the Company's non-defense industry businesses and particularly strengthens its aerospace business.

On July 21, 2011, the Company acquired substantially all of the business and assets of Ingenium Testing, based in Rockford, Illinois, a provider of product compliance and engineering services in the aerospace market. The acquisition gives NTS an important presence in the midwest region.

On December 16, 2010, the Company acquired Mechtronic Solutions, Inc. (MSI), located in Albuquerque, New Mexico, a provider of engineering services primarily to the defense and industrial markets. The addition of MSI advances the Company's full-service integrated engineering services capabilities and provides additional established customers.

On November 30, 2009, NQA, Inc., a 50% owned consolidated subsidiary of NTS, acquired Unitek Technical Services, Inc., located in Centreville, Virginia. This acquisition broadened the Company's service offerings to include supply chain management.

*Discontinuance*

On October 31, 2011 the Company closed its facility in Calgary, Canada due to non-renewal of the facility's lease. The decision to shut down operations was based on the cost to relocate to a new facility in the area and the low operating profit of the existing business.

***Backlog***

The Company's backlog was $65,928,000 and $58,183,000 for the years ended January 31, 2012 and 2011, respectively.

***Intellectual Property***

NTS' technical services and products are not generally dependent upon patent protection, although the Company does selectively seek patent protection. NTS claims a proprietary interest in certain products, software programs, methodologies and know-how. This proprietary information is protected by copyrights, trade secrets, licenses, contracts and other means. The Company has registered its service mark "NTS" with the U.S. Patent and Trademark Office.

***Governmental Regulation***

NTS is subject to various federal, state, local and foreign government requirements, including regulations regarding the discharge of materials into the environment or otherwise relating to the protection of the environment. It is our policy to comply with these requirements, and we believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage, and of resulting financial liability, in connection with our business. Some risk of environmental impact, however, is inherent in some of our operations, as it is with other companies engaged in similar businesses.

***Employees***

The Company employed 1,162 individuals at January 31, 2012 and 1,095 at January 31, 2011, as follows:

| | 2012 | 2011 |
|---|---|---|
| Employees | 812 | 784 |
| Project Employees | 350 | 311 |
| | 1,162 | 1,095 |

***Available Information***

Our website address is http://www.nts.com. We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). References to our website addressed in this report are provided as a convenience and do not constitute, or should be viewed as, an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered part of this report.

Our filings may also be read and copied at the SEC's Public Reference Room at 100 F Street NE, Room 1580 Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is www.sec.gov.

***ITEM 1A. RISK FACTORS.***

Our ability to implement our business strategy and achieve our intended operating results is subject to a number of risks and uncertainties, including the ones identified below, and additional risks not currently known to us or that we currently believe are immaterial.

**A decline in the U.S. Government defense budget could negatively impact future revenues.**

We have experienced significant growth in recent years, partly due to domestic and worldwide political and economic developments that have positively affected the markets for defense and advanced technology systems. Continued slowing in defense spending due to political or budget shifts may put downward pressure on the Company's revenues and gross margins. Current spending levels for defense related programs by the U.S. Government may not be sustainable and future levels of spending may fail to increase or may actually decrease. An overall decline in the U.S. government defense budget would negatively impact future earnings.

**Adverse general economic and market conditions could cause decreases in our revenues and earnings.**

We are subject to the effects of general economic and market conditions (including economic disruption caused by terrorist acts). A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our operating results and financial condition. In addition, any decreased collectability of accounts receivable whether resulting from customer bankruptcies or otherwise due to the current economic conditions, could negatively impact future earnings.

**Our earnings and profit may be adversely impacted by failure to accurately estimate and manage costs, time and resources.**

We derive revenues from various types of contracts, including fixed price, cost reimbursement and time and materials contracts. To the extent management does not accurately forecast the level of effort required to complete a contract, or individual tasks within a contract, and we are unable to negotiate additional billings with a customer for cost over-runs, we may incur losses on individual contracts.

**We face competition that can impact our ability to obtain contracts and negatively impact future revenues and growth prospects.**

We face competition from a number of competitors. We compete for customers on the basis of the scale of our service offerings, geographic proximity to the customer, quality of our service and the certifications that we possess. Nonetheless some of our competitors may be more specialized and able to concentrate their resources on particular areas. To remain competitive we must consistently provide superior service and performance on a cost-effective basis to our customers.

In addition, some of our customers have their own in-house testing laboratories or the resources to develop in-house facilities if we fail to provide competitive service. For government related work, we compete with the U.S. Government's own testing laboratories. If customers increase utilization of existing in-house testing laboratories or expand their own internal testing capacity and capabilities, the amount of work outsourced to us could decrease.

**Our failure to attract, train and retain a qualified workforce would adversely affect our future operations.**

We are dependent on skilled employees in every facet of our organization. We operate in a highly technical business and are dependent on our ability to provide our customers with highly skilled engineering and technical personnel. In addition, as new technologies develop, or new commercial standards are introduced, we must provide appropriate training for our personnel. To remain competitive, we must be able to hire, train and retain highly skilled management, sales, engineering and technical personnel. Any failure to do this could impair our ability to perform our contractual obligations efficiently and timely and to meet our customers' needs and win new business, which could adversely affect our future results.

**Disruptions or failures in our management information systems could disrupt our business.**

We are currently implementing a new Enterprise Resource Planning (ERP) System which is designed to integrate various disparate systems that we currently use, including systems related to our sales, operations and accounting functions. Any system or service disruptions, including those caused by projects to improve our information technology systems, if not anticipated and appropriately mitigated, could have a material impact on operation and accounting functions such as quoting jobs, billing customers for work complete, collecting amounts that are owed to the Company, and preparing timely and accurate financial reports.

**Adverse judgments or settlements in legal disputes could require NTS to pay potentially large damage awards, which would adversely affect cash balances and profitability.**

We are subject to litigation or other claims and suits that arise from time to time in the ordinary course of our business. Adverse judgments or settlements could result in significant monetary damages. If our insurance is not sufficient to recover all costs, including related legal expense, there could be a negative impact to the Company's cash balance and profitability.

**From time to time we evaluate potential acquisitions which, if consummated, may subject us to additional risks and uncertainties, and may result in substantial dilution to our stockholders.**

We will, from time to time, consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current service offerings or expand the breadth of our markets or customer base. Acquisitions can be expensive and require significant management resources without significant return unless the acquisitions are completed successfully. Potential and completed acquisitions and strategic investments involve numerous risks, including:

- problems assimilating the purchased technologies, products or business operations;
- problems maintaining uniform standards, procedures, controls and policies;
- unanticipated costs associated with the acquisition;
- failure to adequately integrate operations or obtain anticipated operative efficiencies;
- diversion of management's attention from our core business;
- adverse effects on existing business relationships with suppliers and customers;
- risks associated with entering new markets in which we have no or limited prior experience; and
- potential loss of key employees of acquired businesses.

If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. Additionally, after acquisitions are made, unforeseen issues could arise which would adversely affect anticipated future cash flows, causing impairment to goodwill and other intangible assets. Total goodwill and intangible assets account for approximately $36 million or 24% of the Company's total assets as of January 31, 2012. The Company's earnings were negatively impacted by an impairment charge of $2,208,000 in fiscal year 2012. Impairment charges could negatively impact future earnings.

**Our business sometimes requires us to use, handle and dispose of a number of hazardous substances which exposes us to potentially significant liabilities if those materials are handled improperly.**

Our operations sometimes involve the use, handling or disposal of hazardous substances. We are subject to various federal, state, local and foreign government requirements regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. We have procedures intended to ensure that our operations comply with these requirements, and we believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage, and resulting financial liability, in connection with our business. Some risk of environmental impact, however, is inherent in some of our operations, as it is with other companies engaged in similar businesses. Failure to comply with regulations could result in civil, criminal, administrative or contractual sanctions, including fines and penalties.

**We may not be able to procure sufficient insurance to cover all of operational and contractual risks on commercially reasonable terms.**

Our business involves the testing of complex and sometimes dangerous systems and components. In addition, customers rely upon our testing and certifications to verify their products' compliance with applicable manufacturing and safety requirements. We maintain insurance policies that are intended to cover our operational and contractual risks. However, at any point in time the amount of our insurance coverage may prove insufficient to cover all of our operating risks. There is also a risk that commercially available insurance will not continue to be available to the Company at a reasonable cost. If liability claims were to exceed our available insurance coverage, future earnings could be negatively impacted.

**Our credit facility contains restrictive covenants that could limit our ability to pursue certain of our business strategies.**

We maintain a credit facility which supports our working capital requirements as well as some of our acquisitions. In connection with that credit facility we have agreed to certain positive and negative restrictive covenants with our lenders. If we do not meet our covenants, the lenders may refuse to advance additional borrowings and may require us to pay down outstanding loans. If this were to occur, it would limit our ability to pursue our acquisition strategy, limit capital expenditures and would negatively impact our overall performance.

**We have adopted a shareholder rights plan which could make it more difficult for a third-party to acquire the Company.**

We adopted a shareholders rights plan which is intended to protect the Company from efforts to obtain control of the Company that are inconsistent with the best interests of the Company and its shareholders. The rights will be exercisable ten days following the earlier of the public announcement that a shareholder has acquired 15% or more of the Company's common stock without Board approval or the announcement of a tender offer which results in the ownership of 15% or more of the Company's common stock. The rights also will become exercisable if a person or group that already owns 15% or more of the Company's common stock, without Board approval, acquires any additional shares (other than pursuant to the Company's employee benefit plans). If the rights become exercisable, all rights holders (other than the person triggering the rights) will be entitled to acquire Company securities at a 50% discount. Because the rights may substantially dilute the stock ownership of a person or group attempting to take over the Company without the approval of the Board of Directors, the rights plan could make it more difficult for a third-party to acquire the Company or a significant percentage of the outstanding capital stock, without first negotiating with the Board of Directors.

**We have adopted certain features in our charter documents that make it more difficult for a third party to acquire control of the Company without the approval of our Board of Directors.**

Our articles of incorporation and our bylaws contain provisions that enable our board of directors to discourage, delay or prevent a change in our ownership or in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. These provisions include the following:

- our directors may fill vacancies on our board of directors;
- we maintain a classified board of directors where only one-third of our directors come up for election in any year;
- stockholder proposals and nominations for directors to be brought before an annual meeting of our stockholders must comply with advance notice procedures, which require that all such proposals and nominations must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year;
- our board of directors is expressly authorized to make, alter or repeal our bylaws.

*ITEM 1B.* ***UNRESOLVED STAFF COMMENTS.***

None.

*ITEM 2.* ***PROPERTIES.***

***Operation Properties***

The Company owns/leases and operates the following properties:

| State | Owned Properties City | Buildings (Sq.Ft.) | Land (Acres) |
|---|---|---|---|
| California | Fullerton | 36,000 | 3 |
| | Santa Clarita | 60,000 | 145 |
| Massachusetts | Acton | 30,000 | 5 |
| | Boxborough | 25,000 | 4 |
| Texas | Plano | 1,000 | 1 |
| Total owned properties | | 152,000 | 158 |

| State | Leased Properties City | Buildings (Sq.Ft.) | Land (Acres) |
|---|---|---|---|
| Arizona | Tempe | 17,000 | n/a |
| Arkansas | Camden | 30,000 | 561 |
| California | Calabasas | 7,000 | n/a |
| | Culver City | 24,000 | n/a |
| | Dana Point | 900 | n/a |
| | Fremont | 26,400 | n/a |
| | Fullerton | 42,300 | n/a |
| | Los Angeles (LAX) | 16,000 | 2 |
| | Newark | 30,200 | n/a |
| | Ventura | 870 | n/a |
| Colorado | Littleton | 5,000 | n/a |
| Illinois | Rockford | 84,000 | n/a |
| Indiana | Indianapolis | 11,000 | n/a |
| Kansas | Wichita | 14,600 | n/a |
| Massachusetts | Boxborough | 24,000 | n/a |
| | Pittsfield | 20,000 | 3 |
| Michigan | Detroit | 65,000 | n/a |
| New Jersey | Tinton Falls | 17,000 | n/a |
| New Mexico | Albuquerque | 20,000 | 2 |
| Texas | Plano | 48,000 | n/a |
| Virginia | Rustburg | 8,000 | 33 |
| | Centreville | 5,000 | n/a |
| International | | | |
| Germany | Munich | 300 | n/a |
| Japan | Yokohama | 500 | n/a |
| Vietnam | Ho Chi Minh | 1,000 | n/a |
| Total leased properties | | 518,070 | 601 |

The Company believes that the space occupied by all of its operations is adequate for its current and near-term requirements. Should additional space be required, the Company does not anticipate problems in securing such additional space.

***Investment Properties***

The Company owns approximately 118 acres of unused land in Santa Clarita, California. Since this property does not meet all the criteria for accounting classification as an "asset held for sale" it was classified as land in the accompanying consolidated financial statements.

The Company sold property located in Fredericksburg, Virginia on April 22, 2010 for a sales price of $3,395,000. The gain of $3,017,000 from the sale of the property was included in other income in fiscal year 2011.

## *ITEM 3. LEGAL PROCEEDINGS.*

The Company is, from time to time, the subject of claims and suits arising out of matters occurring during the operation of the Company's business. In the opinion of management, no pending claims or suits would materially affect the financial position or the results of the operations of the Company.

## *ITEM 4. MINE SAFETY DISCLOSURES..*

Not applicable.

# PART II

## *ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

***Market Information***

The Company's common stock is traded on the Nasdaq Global Market under the symbol "NTSC". The range of high and low sales prices as reported by the Nasdaq Global Market for each of the quarters of the fiscal years ended January 31, 2012 and 2011 is presented below:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | $ 8.00 | $ 6.95 | $ 5.97 | $ 4.90 |
| Second Quarter | $ 7.50 | $ 5.06 | $ 9.01 | $ 5.00 |
| Third Quarter | $ 6.19 | $ 4.22 | $ 8.90 | $ 6.39 |
| Fourth Quarter | $ 6.25 | $ 4.02 | $ 8.35 | $ 6.88 |

***Holders***

As of the close of business on April 10, 2012, there were 688 holders of record of the Company's common stock. The number of holders of record is based on the actual number of holders registered on the books of the Company's transfer agent and does not reflect holders of shares in "street name" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

***Dividends***

The Company did not pay any dividends in fiscal year 2012. In the prior year, the Company paid a special $0.07 cash dividend per common share on July 19, 2010 to shareholders of record on July 6, 2010. The Company does not have a policy regarding a regular dividend payment and any future dividends declared will be at the discretion of the NTS board.

The Company's credit facilities contain restrictions on the Company's ability to make dividend distributions. Those restrictions include a requirement that any dividend or distribution would not trigger a default under any of the financial covenants and amount to no more than 75% of the Company's consolidated net income for the year in which the dividend distribution is being made.

***Sales of Unregistered Securities***

None.

***Repurchases of Equity Securities***

On July 10, 2009, the NTS board approved a share repurchase plan whereby the Company may repurchase up to 200,000 shares of its common stock. There were no share repurchases in fiscal year 2012.

***Equity Compensation Plan Information.***

The following table describes our equity compensation plans as of January 31, 2012:

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities referenced in column (a) and c)) (c) |
|---|---|---|---|
| Equity compensation plans approved by our stockholders .. | 484,050 | $ 4.39 | 3,491 |
| Equity compensation plans not approved by our stockholders .. | - | $ - | - |

***ITEM 6. SELECTED FINANCIAL DATA.***

The following selected consolidated financial data are derived from and should be read in conjunction with the Company's consolidated financial statements and related notes set forth in Item 8 below.

| | Year Ended January 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (in thousands except per share amounts) | | | | |
| **INCOME STATEMENT DATA:** | | | | | |
| Net revenues | $ 155,407 | $ 142,381 | $ 120,755 | $ 117,202 | $ 97,947 |
| Gross profit | 37,585 | 38,961 | 33,741 | 32,131 | 25,492 |
| Operating income | 5,076 | 7,795 | 6,603 | 7,750 | 5,413 |
| Interest expense, net | 2,465 | 1,219 | 1,305 | 2,053 | 1,950 |
| Income before income taxes and noncontrolling interests | 3,849 | 10,537 | 5,703 | 5,402 | 4,405 |
| Income taxes | 2,111 | 4,676 | 2,292 | 2,342 | 1,709 |
| Income from continuing operations before noncontrolling interests | 1,738 | 5,861 | 3,411 | 3,060 | 2,696 |
| Less: Net income attributable to noncontrolling interests | (866) | (433) | (106) | (82) | (84) |
| Net income from continuing operations attributable to NTS | 872 | 5,428 | 3,305 | 2,978 | 2,612 |
| Net (loss) income from discontinued operations attributable to NTS | (381) | (78) | (25) | 168 | 335 |
| Net income attributable to NTS | $ 491 | $ 5,350 | $ 3,280 | $ 3,146 | $ 2,947 |
| Basic earnings per common share | | | | | |
| Net income from continuing operations attributable to NTS | $ 0.08 | $ 0.55 | $ 0.35 | $ 0.33 | $ 0.30 |
| Net (loss) income from discontinued operations attributable to NTS | (0.04) | (0.01) | - | 0.02 | 0.04 |
| Net income attributable to NTS | $ 0.05 | $ 0.54 | $ 0.35 | $ 0.34 | $ 0.34 |
| Diluted earnings per common share | | | | | |
| Net income from continuing operations attributable to NTS | $ 0.08 | $ 0.52 | $ 0.34 | $ 0.31 | $ 0.28 |
| Net (loss) income from discontinued operations attributable to NTS | (0.03) | (0.01) | - | 0.02 | 0.04 |
| Net income attributable to NTS | $ 0.04 | $ 0.51 | $ 0.34 | $ 0.33 | $ 0.31 |
| Weighted average common shares outstanding | 10,865 | 9,861 | 9,334 | 9,141 | 8,795 |
| Dilutive effect of stock options | 374 | 535 | 415 | 456 | 662 |
| Weighted average common shares outstanding, assuming dilution | 11,239 | 10,396 | 9,749 | 9,597 | 9,457 |
| Cash dividends paid per common share | $ - | $ 0.07 | $ 0.06 | $ 0.02 | $ - |
| **BALANCE SHEET DATA:** | | | | | |
| Working capital | $ 30,898 | $ 31,141 | $ 22,005 | $ 23,379 | $ 19,145 |
| Total assets | 152,703 | 129,326 | 110,001 | 106,522 | 90,892 |
| Long-term debt, excluding current installments | 45,710 | 39,766 | 31,560 | 33,913 | 32,274 |
| Shareholders' equity | 63,318 | 54,727 | 46,849 | 43,251 | 37,355 |

Certain amounts in the prior year financial statements have been reclassified to account for discontinued operations. See Note: 2.

## *ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

Except for the historical information contained herein, the matters addressed in this Item 7 contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These matters contain certain statements that relate to future plans, events or performance. These forward-looking statements involve risks and uncertainties, including risks associated with uncertainties pertaining to customer orders, demand for services and products, development of markets for the Company's services and products and other risks identified in Item 1A included in this report. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

**Overview**

The Company is a diversified business to business services organization that supplies technical services to the defense, aerospace, telecommunications, automotive, energy and high technology markets. Through its wide range of testing facilities and certification services, the Company's services allow its customers the ability to sell their products globally and enhance their overall competitiveness. NTS is accredited by numerous national and international technical organizations which allow the Company to have its test data accepted in most countries. The Company operates facilities throughout the United States and in Japan, Vietnam and Germany, providing highly trained technical personnel for engineering services, product certification, product safety testing and product evaluation. In addition, it performs supply chain management and management registration and certification services to ISO related standards.

*Aerospace Market*

The aerospace market generates approximately 33% of the Company's overall revenue. NTS views the aerospace sector as having nine definable sectors: large commercial transports, regional transports, business aircraft, general aviation, space (launch vehicles and payloads), rotorcraft, military fighters, military transports and unmanned aerial vehicles and systems (UAVs and UASs). Each has its own dynamics depending on social and economic circumstances and NTS tailors its service offerings accordingly, though certain trends cross over market sectors. For example, original equipment manufacturers continue to move toward large scale integration, consolidation around core competencies, outsourcing, and globalization. NTS believes that these trends have provided and will continue to present significant opportunities for NTS to fill capability gaps that have emerged in the product development cycles of its customers. The Company seeks to position its life cycle product services-engineering, testing, and supply chain services to profit in both down and up markets. In down markets, NTS fills the capability gaps that its customers cannot afford to maintain on a full-time basis. When markets turn up, NTS fills capacity gaps during surge periods.

The large commercial transport sector accounts for the bulk of NTS' aerospace revenue. The delay in delivery of the first production versions of the Boeing 787 Dreamliner and lack of market enthusiasm for the Airbus A380 continue to suppress the rebound of the sector. This has been offset somewhat in the last year by increased production rates of the Boeing 737 and Airbus A320. Market conditions are expected to improve with the Dreamliner now nearing completion of flight test and its competitor, the Airbus A350 XWB, now in early stages of production. Aging, fuel-inefficient fleets will need to be replaced. Industry forecasts anticipate as many as 29,000 new commercial aircraft valued at over $3.2 trillion to be manufactured through 2020.

With the exception of the UAV/UAS sector, all other aerospace sectors are flat to declining. The regional transport sector is forecast to shrink through 2020 relative to the previous ten years by 8-10% to around 3,000 aircraft. Declining defense budgets and the uncertain future of the Joint Strike Fighter will shrink the military aerospace sectors. The space sector is transitioning from 30 years of dominance by the NASA shuttle program. However, currently NTS is experiencing an increase in proposals for the heavy lift vehicle.

Despite the relatively austere market conditions, NTS is positioning itself to make gains as market participants consolidate and non-core skills are outsourced. Successful contributions to Boeing's family of commercial airplanes are leading to follow-on revenue opportunities and we are also experiencing an increase in orders related to the A350 aircraft. In addition, the Company is focusing on the growing UAV/UAS market and has built relationships with several of the major companies building UAVs providing testing for the vehicle and design, assembly and testing for payloads. Also, NTS expects to participate in the $3.5 billion KC 46-A tanker contract awarded to Boeing by the U.S. Air Force.

*Defense Market*

The defense market generates approximately 32% of the Company's overall revenue. The defense market remains subject to the funding uncertainties of the current administration but the propensity for in-sourcing in many areas continues to decrease. The current U.S. defense budget is at a historic low as a percentage of GDP since World War II. Severe political pressure is increasing cost consciousness in the Department of Defense (DoD) with heavy scrutiny on maintaining test and production schedules related to existing products. However, funding for newly proposed DoD programs are at risk. While we believe this will lead to increased testing for the production sector of the business, testing in the R&D sector is expected to decrease. As directed by the President, the Pentagon will undertake a review of current capabilities and strategies that will shape the U.S. defense budget of the future. This review will focus on real world conditions that are not improving in the foreseeable future. NTS is strategically positioned to take full advantage of this environment. The Company's unique life cycle product services value proposition acts counter to defense market economic cycles, providing opportunities to fill gaps in declining market conditions. Although the U.S. defense budget is expected to decline in the near future, NTS will seek to increase revenues by growing market share on the basis of our competitive cost structure, breadth of capability, and continued investment in research to understand our clients changing needs and then aggressively developing capability to support these needs.

*Telecommunications Market*

The telecommunications market is showing signs of improvement and growth. The wireless market, a subset of the telecommunications market, is continuing to show a strong rebound. Carriers are delivering voice, video and data using fiber networks and other high-speed delivery methods. New means of delivery has increased the demand for certification of suppliers' premises equipment, and certification of new central/telecom office backhaul networking equipment. The growing demand for cloud-based services is providing new opportunities for carriers and service providers to help businesses extend their budgets. The Company, with its network of NEBS ITL certified laboratories, is well equipped to grow in this market.

*Consumer Products Market*

The consumer product market is seeing a revolution within the traditional computing market segment with the advances of personal tablet technologies and other PC peripheral devices such as high quality residential printers, cameras and storage devices. The convergence of multiple technological features within traditional consumer products is showing strong signs of increased growth. Furthermore the market is experiencing resurgence in the residential networking sector with the integration of wireless communications within traditional products. As traditional 'Tier 1' markets become overcrowded from a competitive perspective, the increase in demand for global market access is on a significant rise. The Company is well equipped to support such demand.

*Commercial, Industrial and Medical Markets*

The commercial, industrial and medical markets are seeing significant growth due to the integration of wireless communication networking integrated into traditional product lines. Each market is seeing growth with automated systems, including automated surgical equipment. The medical and laboratory markets are seeing significant growth with recent advances in analysis and sample processing equipment. With the vast number of commercial EMC/EMI, product safety, environmental and reliability and wireless testing and certification services, NTS is well equipped to support domestic and international certification requirements.

*Energy Market*

The Company currently offers multi-disciplinary expertise and capabilities to provide smart solutions to complex engineering and scientific problems in the areas of nuclear energy and smart grid. NTS expects to grow into other energy services as well, such as transmission and distribution, battery and energy storage, renewable generation, oil and gas, and other clean technologies. NTS also provides dedication and certification work for the domestic and international communities and believes this market has a very positive outlook as consumers, commercial businesses, industries and governments search for alternative energy solutions. NTS offers a full range of products, engineering and testing solutions in the energy market. These services include seismic, environmental, EMI/RFI, radiation, equipment qualification, commercial grade dedication, mechanical aging, thermal aging, vacuum testing, leak detection, and nuclear steam accident simulations such as loss of cooling accident (LOCA) and high expansion line breaks (HELB). Seismic and vibration simulation tests are conducted on our single axis, dependent biaxial system, or independent tri-axial and electro-mechanical shaker tables and are used for a variety of customer products and applications. NTS provides technical functional knowledge of engineering fundamentals: mechanical, structural, electrical, reliability, and high technology communication and security software system test and monitoring solutions, with supply chain management focusing on assuring product integrity through quality process and product auditing, supplier improvement plans, and management of quality systems. NTS is currently evaluating new opportunities for performance testing of wind turbines and reliability and life duration testing support on products for petroleum, liquid and gas applications.

*Automotive Market*

In the automotive industry, alternative fuel vehicle testing is presenting signs of growth especially in the pure electric and electric hybrid propulsion devices; the industry in general is in a rebound mode and gaining traction due to high fuel costs. NTS has experienced an increase in revenues in the automotive market over the past year as a result of increased traditional fuel efficient and hybrid vehicle sales. NTS offers the commercial and military vehicle industries design engineering services, product testing, and verification and qualification services providing a one stop-shop for our customers. NTS testing services included dynamometer operations on power train components, vibration and shock on mechanical and electrical assemblies, thermal and corrosion exposures on control and monitoring systems, pressure pulsing and burst on fluid handling items and fatigue and ultimate strength on mechanical components. NTS performs testing to support requirements in emerging markets of pure electric vehicles and electrical hybrid vehicles. This includes electric motors, integrated motor/transmissions, specialized high speed transmissions, batteries and control/distribution modules. NTS also performs highly accelerated life tests (HALT) highly accelerated stress screen (HASS) and lithium battery testing to comply with UN T1-T8 test requirements (as specified on the transportation of dangerous goods manual). These tests combine extremes of temperature, rapid temperature change, and multi-axis vibration to rapidly expose design weaknesses and process flaws. NTS is accredited to ISO 17025 through the American Accreditation of Laboratories Association (A2LA). This accreditation allows NTS automotive test reports to be accepted in the U.S. and internationally.

**Recent Developments**

Revenues for fiscal 2012 were $155.4 million, compared to $142.4 million in the prior year. The increase in revenues resulted from increases in the telecommunications and energy markets, as well as revenues from newly acquired businesses. Gross margins for fiscal 2012 were 24.2% compared to 27.4% in fiscal 2011. Net income from continuing operations attributable to NTS for fiscal 2012 was $491,000 compared to $5.4 million for the prior year.

Net income for the year ended January 31, 2012, was impacted by a non-cash impairment loss in the amount of $2,208,000 which consisted of $1,791,000 in goodwill impairment, $300,000 write-down of trade name intangibles and $117,000 write-off of a covenant not to compete. The goodwill impairment loss was related to the Mechtronic Solutions Inc. (MSI) acquisition in December 2010 and was due to lower than expected results. Net income for fiscal 2011 included a $1.7 million gain from the sale of real property.

Significant factors affecting operations in fiscal 2012 were:

- A decline in defense industry spending primarily from uncertainty regarding the U.S. budget and delays in the U.S. government's continuing resolution process resulted in underutilization of assets and impacted gross profit margins at NTS facilities that are designed to service the defense industry. NTS has consolidated and reduced the cost structures at these facilities, and expects more normalized margins in fiscal 2013.

- At the time it was acquired by NTS in December, 2010, MSI was in the midst of performing a significant fixed-bid contract. MSI incurred significant cost overruns on this contract, causing MSI to incur operating expenses during the year without being able to recognize attendant revenue, negatively impacting gross margins at this facility. The contract has since been completed and will not negatively impact MSI's gross margins going forward. However, due to lower than expected results, an impairment loss of $1,791,000 was recorded in the fourth quarter.

- Ingenium experienced order delays during the third quarter and, as a result, revenues at the Rockford Illinois facility were insufficient to support the cost structure, resulting in an operating loss at that facility for the year. Based upon increased orders and current operating levels, Ingenium is expected to be profitable in fiscal 2013.

- Selling, general and administrative costs for the year reflect approximately $1.7 million in one-time legal and related costs associated with the recent shareholder proxy contest, dissident shareholder issues, litigation and acquisitions. The Company does not expect significant costs relating to unusual matters in fiscal year 2013.

During fiscal 2012, the Company continued to execute on its long term strategy of growing through strategic acquisitions. On June 27, 2011, the Company entered into a securities purchase agreement with Mill Road Capital, L.P. ("Mill Road"), raising $14,000,000 in capital in exchange for: (i) 933,333 shares of NTS common stock valued at $5,503,000; (ii) a 5-year 15% subordinated note in the original principal amount of $7,000,000 recorded as long term debt, net of $1,040,000 debt discount and embedded derivative, and (iii) a warrant to purchase up to 300,000 shares of the Company's common stock valued at $1,855,000 and recorded to common stock. Capitalized debt issuance costs of $682,000 were recorded to prepaid expenses. The net cash received was $12,637,000. Under the terms of the securities purchase agreement, for so long as Mill Road beneficially owns 5% or more of the outstanding shares of the Company's common stock, the Company agreed to appoint a person designated by Mill Road to its board of directors. The agreement also imposes certain financial covenants on the Company which are determined as of the end of each fiscal quarter. The Company was in compliance with these covenants as of January 31, 2012. Proceeds from the Mill Road transaction were used for the acquisition of Ingenium Testing.

On July 21, 2011, the Company acquired substantially all of the business and assets of Ingenium Testing, LLC, a provider of product compliance and engineering services based in Rockford, Illinois in exchange for $12,525,000 in cash. The Company agreed to pay an additional maximum amount of $7,075,000 in earn-out consideration if certain performance targets are met related to EBITDA over the next three years. The assets acquired under the asset purchase agreement include 12 fully-automated test chambers including a U.S. Federal Communications Commission-listed chamber; a reverberation chamber; multiple U.S. Department of Defense military-standard chambers; a lightning strike test area; and multiple, advanced resources for electromagnetic interference (EMI) and electromagnetic compatibility (EMC) testing situated in a modern EMC/EMI testing facility. The assets also include the assignment of specified customer contracts. Ingenium's customer base, capabilities and service offerings are concentrated in the aerospace, heavy industry and automotive markets, all of which are among NTS' core competencies. In connection with the acquisition, the Company entered into a new lease, with an initial five-year term, for Ingenium's state-of-the-art, 84,000 square foot facility located in Rockford, Illinois. The acquisition gives the Company an important presence in the mid-west region.

On September 1, 2011, the Company acquired Lightning Technologies, Inc. ("LTI"), a provider of testing and engineering services located in Pittsfield, Massachusetts for $6,000,000 in cash plus an earn-out of up to an additional $1,000,000. LTI is internationally recognized as a leading engineering services and testing laboratory, specializing in the field of lightning protection. LTI's customer base, capabilities and service offerings are concentrated in the aerospace, construction and wind power generation markets. The acquisition expands the Company's non-defense industry businesses and particularly strengthens its aerospace business.

On October 31, 2011 the Company closed its facility in Calgary, Canada due to non-renewal of the facility's lease. Net loss from discontinued operations for the year ended January 31, 2012 was $381,000 and included $566,000 in shut-down expenses.

**Critical Accounting Policies**

The consolidated financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles (GAAP), which require the Company to make certain estimates and assumptions (see Note 1 to the consolidated financial statements in Item 8). Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

*Recognition of Revenue and Related Costs*

The majority of the Company's revenues are derived from fixed price contracts. Revenues from fixed price testing contracts are generally recorded upon completion of the contracts, which are typically short-term, or upon completion of identifiable contractual tasks. At the time the Company enters into a contract that includes multiple tasks, the Company estimates the amount of actual labor and other costs that will be required to complete each task. Revenues from contracts which are time and materials based are recorded as effort is expended.

Billings in excess of amounts earned are deferred. Any anticipated losses on contracts are charged to income when identified and can be reasonably estimated. To the extent management does not accurately forecast the level of effort required to complete a contract, or individual tasks within a contract, and the Company is unable to negotiate additional billings with a customer for cost over-runs, the Company may incur losses on individual contracts.

Reimbursements made to the Company by customers under contract provisions, including those related to travel and other out-of-pocket expenses are recorded as revenues. An equivalent amount of reimbursable expenses is recorded as cost of sales.

*Allowance for Uncollectible Receivables*

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company uses a combination of write-off history, aging analysis and identification of any specific known troubled accounts in determining the allowance. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

*Inventories*

Inventories consist of accumulated costs including direct labor, material and overhead applicable to uncompleted contracts and are stated at actual cost, which is not in excess of estimated net realizable value.

Such inventories for each contract are reviewed on a monthly basis over the life of the contract and additional write-downs of inventories are made if there are insufficient revenues remaining on the contract.

*Accounting for Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance, if necessary, to reduce deferred tax assets to an amount management believes is more likely than not to be realized.

To the extent that we have deferred tax assets, we must assess the likelihood that our deferred tax assets will be recovered from taxable temporary differences, tax strategies or future taxable income and to the extent that we believe that recovery is not likely, we must establish a valuation allowance. There was no valuation allowance as of January 31, 2012. In the future, we may adjust our estimates of the amount of valuation allowance needed and such adjustment would impact our provision for income taxes in the period of such change.

*Goodwill and Intangible Assets*

Goodwill represents the excess of cost over fair value of assets of an acquired business. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of the reporting unit using the discounted cash flow approach. The first step of the test is a screen for potential impairment and the second step measures the amount of impairment, if any. The first step of the goodwill impairment test includes a comparison of the fair value of each reporting unit that has associated goodwill with the carrying value of the reporting unit. The Company has identified eleven reporting units, which constitute components of its business that include goodwill. The process of evaluating the potential impairment of goodwill is subjective and requires judgment at many points during the test including future revenue forecasts and discount rates.

## Recent Accounting Pronouncements

See Note 1 "Summary of Significant Accounting Policies" in the Notes to the consolidated financial statements, which is incorporated herein by reference.

## Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto contained in this report.

*Revenues*

| **REVENUES**<br>Twelve months ended January 31,<br>*(Dollars in thousands)* | 2012 | % Change | 2011 | Diff |
|---|---|---|---|---|
| Total revenues | $ 155,407 | 9.1% | $ 142,381 | $ 13,026 |

For the year ended January 31, 2012, revenues increased by $13,026,000 or 9.1% as compared to the prior year. $8,520,000, or 6.0% of this increase, came from the acquisitions of MSI on December 16, 2010, Ingenium on July 20, 2011 and LTI on September 1, 2011. Organic growth of $4,506,000 or 3.1% was primarily due to growth in the telecommunications, automotive and energy markets, partially offset by a decrease in the aerospace and defense markets.

*Gross profit*

| **GROSS PROFIT**<br>Twelve months ended January 31,<br>*(Dollars in thousands)* | 2012 | % Change | 2011 | Diff |
|---|---|---|---|---|
| Total | $ 37,585 | (3.5)% | $ 38,961 | $ (1,376) |
| % to total revenues | 24.2% | | 27.4% | -3.2% |

For the year ended January 31, 2012, gross profit decreased by $1,376,000 or 3.2%. This decrease was primarily a result of underutilization at some of the Company's facilities and lower absorption of fixed costs due in part to the Federal budget uncertainties in defense programs as well as reduced business from space programs and delays in product deliveries by aerospace customers. In addition, MSI incurred significant cost overruns on a fixed contract during fiscal 2012, causing MSI to incur operating expenses during the year without being able to recognize attendant revenue, negatively impacting gross margins at this facility. Please see discussion above under recent developments for additional detail.

*Selling General and Administrative Expenses*

| **SELLING, GENERAL & ADMINISTRATIVE**<br>Twelve months ended January 31,<br>*(Dollars in thousands)* | 2012 | % Change | 2011 | Diff |
|---|---|---|---|---|
| Total | $ 30,272 | (2.0)% | $ 30,897 | $ (625) |
| % to total revenues | 19.5% | | 21.7% | (2.2)% |

For the year ended January 31, 2012, selling, general and administrative expenses decreased by $625,000 or 2.2%. This decrease was primarily due to a reduction in incentive compensation expense related to the lower profitability and a decrease in compensation and travel related expenses. These decreases were partially offset by increases in legal and advisory expenses related to certain shareholder matters and litigation related to an employment matter and fee dispute and an increase in amortization expense related to recent acquisitions.

*Impairment Loss*

For the year ended January 31, 2012, the Company recorded an impairment loss in the amount of $2,208,000 which consisted of $1,791,000 in goodwill impairment, $300,000 write-down of trade name intangibles and $117,000 write-off of a covenant not to compete. The goodwill impairment loss was related to the MSI acquisition in December 2010 and was due to lower than expected results.

*Equity Loss from Non-Consolidated Subsidiary*

For the year ended January 31, 2012, equity loss was $29,000 compared to $269,000 in the prior year. The loss from the Company's non-consolidated 50% owned subsidiary in Japan in the prior year was primarily due to a write-down of deferred taxes.

*Operating Income*

| **OPERATING INCOME**<br>Twelve months ended January 31,<br>*(Dollars in thousands)* | 2012 | % Change | 2011 | Diff |
|---|---|---|---|---|
| Total | $ 5,076 | (34.9)% | $ 7,795 | $ (2,719) |
| % to total revenues | 3.3% | | 5.5% | -2.2% |

For the year ended January 31, 2012, operating income decreased by $2,719,000 or 2.2%. The decrease was primarily a result of impairment loss of $2,208,000 and the decrease in gross profit, partially offset by the decrease in selling, general and administrative expenses. Operating income as a percentage of revenues decreased to 3.3% in the current year when compared to 5.5% in the prior year.

*Interest Expense*

Interest expense increased by $1,246,000 to $2,465,000 in fiscal 2012 when compared to fiscal 2011. This was primarily due to increased interest expense relating to the Mill Road Capital financing, as well as $485,000 in amortization of fees related to the Mill Road Capital financing and the Comerica senior credit facility.

*Other Income*

For the year ended January 31, 2012, other income was $1,238,000, compared to $3,961,000 in the prior year. Other income in the current year was primarily due to the net gain recognized from insurance recovery related to the fire at the Company's Fullerton facility in November of 2009. Other income in the prior year was primarily comprised of the gain on the sale of the Company's Virginia property of $3,017,000 and the net gain recognized from insurance recovery related to fires at the Company's Fullerton and Plano facilities, partially offset by other non-recurring expenses.

*Income Taxes*

The provisional income tax rate for fiscal year 2012 is 54.9%, compared to 44.4% in the prior year. The higher income tax rate in fiscal 2012 was primarily due to non-tax deductible goodwill impairment cost of $1,791,000. See Note 4 to the consolidated financial statements for a reconciliation of the provision for income taxes from continuing operations at the statutory rate to the provision for income taxes from continuing operations.

Management has determined that it is more likely than not that the Company's deferred tax asset, will be realized on the basis of offsetting it against deferred tax liabilities and future income. The Company analyzes the value of the deferred income tax asset quarterly in conjunction with external reporting.

*Net Income*

For the year ended January 31, 2012, net income from continuing operations was $1,738,000 compared to $5,861,000 for the prior year. This decrease was primarily due to lower operating income, impairment loss, higher interest expense and lower other income in the current year. As discussed above, the current year was impacted by delays in defense spending, a loss at Ingenium Testing, costs related to proxy contest, litigation and acquisitions, and unexpected contract completion costs at MSI. Net income in the prior year included $1,700,000 gain from the sale of land.

On October 31, 2011, the Company closed its Calgary facility. Net loss from the discontinued Calgary operation for the year ended January 31, 2012 was $381,000 and included $566,000 in shut-down expenses.

For the year ended January 31, 2012, net income attributable to noncontrolling interests was $866,000 compared to $433,000 in the prior year, an increase of $433,000 or 100.0%. This increase was due to higher net income for the Company's 50% owned NQA, Inc. subsidiary in the current year.

Net income attributable to NTS for the year ended January 31, 2012 was $491,000 compared to $5,350,000 in the prior year. This decrease was primarily due to lower net income and the increase in net income attributable to noncontrolling interests.

**Liquidity and Capital Resources**

*Liquidity*

Summary of cash flows:

| | FY 2012 | FY 2011 | Change |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Net cash provided by operating activities | $ 11,314 | $ 11,725 | $ (411) |
| Net cash used in investing activities | (29,353) | (17,998) | (11,355) |
| Net cash provided by financing activities | 13,491 | 8,115 | 5,376 |
| Effect of exchange rate changes on cash | (41) | (20) | (21) |
| Net (decrease) increase in cash | $ (4,589) | $ 1,822 | $ (6,411) |

At January 31, 2012 cash and cash equivalents were $4,335,000 compared to $8,924,000 at January 31, 2011. In addition, at January 31, 2012, investments and accounts receivable were $3,318,000 and $34,775,000, respectively, compared to $2,796,000 and $28,452,000 at January 31, 2011. At January 31, 2012 the Company had working capital of $30,898,000, compared to working capital of $31,141,000 at January 31, 2011.

Net cash provided by operating activities was $11,314,000 in the twelve months ended January 31, 2012 and consisted of net income of $1,357,000 adjusted for depreciation and amortization of $8,715,000, impairment loss of $2,208,000, deferred income taxes of $1,315,000, share-based compensation of $554,000, amortization of debt issuance cost and debt discount of $485,000, loss on investments of $91,000, allowance for doubtful accounts of $123,000 and loss on retirement of assets of $75,000, partially offset by changes in working capital of $3,209,000 and other long term liabilities of $400,000.

Net cash used in investing activities in the twelve months ended January 31, 2012 was $29,353,000 and was primarily attributable to cash used for acquisitions of businesses, including $12,002,000 for the Ingenium acquisition and $5,348,000 for the LTI acquisition. Additional cash used for investing activities included capital spending of $11,341,000, investment in retirement funds of $656,000 and investment in life insurance of $6,000.

Net cash provided by financing activities in the twelve months ended January 31, 2012 was $13,491,000 and consisted of net proceeds from Mill Road financing of $12,637,000, proceeds from borrowing of $10,615,000, proceeds from stock options exercised of $196,000 and tax benefit from restricted stock issuance and stock options exercised of $77,000, partially offset by repayment of debt of $9,834,000.

*Capital Resources*

At January 31, 2012, the Company had cash and cash equivalents of $4,335,000 and working capital of $30,898,000. In addition to its cash and cash generated from operations, the Company has two existing credit facilities under which the Company can draw based on established guidelines.

On November 10, 2010, the Company secured a senior credit facility of up to $65 million from a banking group led by Comerica Bank that includes Bank of the West and U.S. Bank. The credit facility includes a $20 million term loan, a $25 million revolving credit line and a $20 million acquisition line.

Under the revolving credit line the Company can borrow up to 85% of eligible accounts receivable. At January 31, 2012, 85% of eligible accounts receivable was $21,245,000 and the amount of available credit under the revolving credit line on that date was $16,245,000.

Under the acquisition line, the Company can borrow for the purposes of financing eligible machinery or equipment. Advances under the acquisition line can be made at up to 100% of the invoice cost of new eligible equipment and 80% of the invoice cost of used eligible equipment. At January 31, 2012, the Company had borrowed $16,251,000 under the acquisition line and had available credit on that date of $3,406,000 that could be used to finance eligible acquisitions.

**Off-Balance Sheet Arrangements**

The Company does not have any special purpose entities or off-balance sheet financing arrangements.

## *ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

**Interest Rate Risk**

The Company is exposed to changes in interest rates primarily from its long-term revolving line of credit arrangement. Under its current policies, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical one percentage point adverse move in interest rates along the entire interest rate yield curve would have increased interest expense by $384,000 for the fiscal year ended January 31, 2012.

**Impact of Inflation**

The Company continues to incur increased costs in the areas of wages, insurance, workers compensation, and utilities which are difficult to pass along to customers in the current economic environment. To date, these increases have been partially offset by reductions in other operating areas through improved efficiencies. The Company can give no assurances, however, that in the future it can offset such increased costs.

*ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

**Index to Consolidated Financial Statements and Schedule**



---

All other schedules are omitted as inapplicable or because the required information is contained in the financial statements or the notes thereto.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
National Technical Systems, Inc.

We have audited the accompanying consolidated balance sheets of National Technical Systems, Inc. and Subsidiaries as of January 31, 2012 and 2011, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of NQA, Inc., a 50% consolidated subsidiary, which statements reflect total assets of $8,400,000 and $8,917,000 as of January 31, 2012 and 2011, respectively, and total revenues of $26,930,000 and $22,791,000, for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for NQA, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Technical Systems, Inc. and Subsidiaries at January 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Los Angeles, California
April 30, 2012

**NATIONAL TECHNICAL SYSTEMS, INC. AND SUBSIDIARIES**
**Consolidated Balance Sheets**

| | At January 31, 2012 | At January 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 4,335,000 | $ 8,924,000 |
| Investments | 3,318,000 | 2,796,000 |
| Accounts receivable, less allowance for doubtful accounts of $671,000 at January 31, 2012 and $549,000 at January 31, 2011 | 34,775,000 | 28,452,000 |
| Income taxes receivable, net | 2,691,000 | 1,427,000 |
| Inventories, net | 4,247,000 | 4,270,000 |
| Deferred income taxes | 3,900,000 | 3,681,000 |
| Prepaid expenses | 2,964,000 | 1,639,000 |
| Total current assets | 56,230,000 | 51,189,000 |
| Property, plant and equipment, at cost | | |
| Land | 1,449,000 | 1,449,000 |
| Buildings | 7,748,000 | 7,726,000 |
| Machinery and equipment | 111,454,000 | 91,753,000 |
| Leasehold improvements | 16,480,000 | 16,056,000 |
| Property, plant and equipment, at cost | 137,131,000 | 116,984,000 |
| Less: accumulated depreciation | (78,979,000) | (72,699,000) |
| Net property, plant and equipment | 58,152,000 | 44,285,000 |
| Goodwill | 19,444,000 | 20,004,000 |
| Intangible assets, net | 16,986,000 | 11,110,000 |
| Other assets | 1,891,000 | 2,738,000 |
| TOTAL ASSETS | $152,703,000 | $129,326,000 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts payable | $ 10,708,000 | $ 7,023,000 |
| Accrued expenses | 8,129,000 | 7,730,000 |
| Deferred income | 2,017,000 | 1,790,000 |
| Current installments of long-term debt | 4,478,000 | 3,505,000 |
| Total current liabilities | 25,332,000 | 20,048,000 |
| Long-term debt, excluding current installments | 45,710,000 | 39,766,000 |
| Deferred income taxes | 13,490,000 | 11,956,000 |
| Deferred compensation | 1,672,000 | 1,373,000 |
| Other long-term liabilites | 1,800,000 | 500,000 |
| Commitments and contingencies | | |
| SHAREHOLDERS' EQUITY: | | |
| Preferred stock, no par value, 2,000,000 shares authorized; none issued | - | - |
| Common stock, no par value. Authorized, 20,000,000 shares; issued and outstanding, 11,306,000 as of January 31, 2012 and 10,243,000 as of January 31, 2011 | 28,654,000 | 20,754,000 |
| Retained earnings | 34,852,000 | 34,361,000 |
| Accumulated other comprehensive loss | (188,000) | (147,000) |
| Total shareholders' equity | 63,318,000 | 54,968,000 |
| Noncontrolling interests | 1,381,000 | 715,000 |
| Total equity | 64,699,000 | 55,683,000 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $152,703,000 | $129,326,000 |

See accompanying notes.

**NATIONAL TECHNICAL SYSTEMS, INC. AND SUBSIDIARIES**
Consolidated Statements of Operations
for the Twelve Months Ended January 31, 2012 and 2011

| | 2012 | 2011 |
|---|---|---|
| Net revenues | $155,407,000 | $142,381,000 |
| Cost of sales | 117,822,000 | 103,420,000 |
| Gross profit | 37,585,000 | 38,961,000 |
| Selling, general and administrative expense | 30,272,000 | 30,897,000 |
| Impairment loss | 2,208,000 | - |
| Equity loss from non-consolidated subsidiary | 29,000 | 269,000 |
| Operating income | 5,076,000 | 7,795,000 |
| Other income (expense): | | |
| Interest expense, net | (2,465,000) | (1,219,000) |
| Other income, net | 1,238,000 | 3,961,000 |
| Total other income (expense), net | (1,227,000) | 2,742,000 |
| Income before income taxes and noncontrolling interests | 3,849,000 | 10,537,000 |
| Income taxes | 2,111,000 | 4,676,000 |
| Net income from continuing operations | 1,738,000 | 5,861,000 |
| Loss from discontinued operations, net of tax | (381,000) | (78,000) |
| Net income | 1,357,000 | 5,783,000 |
| Net income attributable to noncontrolling interests | (866,000) | (433,000) |
| Net income attributable to NTS | $ 491,000 | $ 5,350,000 |
| Net income from continuing operations attributable to NTS | $ 872,000 | $ 5,428,000 |
| Net loss from discontinued operations attributable to NTS | $ (381,000) | $ (78,000) |
| Basic earnings attributable to NTS per common share: | | |
| Income from continuing operations | $ 0.08 | $ 0.55 |
| Loss from discontinued operations | (0.04) | (0.01) |
| Net income attributable to NTS * | $ 0.05 | $ 0.54 |
| Diluted earnings attributable to NTS per common share: | | |
| Income from continuing operations | $ 0.08 | $ 0.52 |
| Loss from discontinued operations | (0.03) | (0.01) |
| Net income attributable to NTS * | $ 0.04 | $ 0.51 |
| Weighted average common shares outstanding - basic | 10,865,000 | 9,861,000 |
| Dilutive effect of stock options, nonvested shares and warrants | 374,000 | 535,000 |
| Weighted average common shares outstanding - diluted | 11,239,000 | 10,396,000 |
| Cash dividends per common share - NTS | $ - | $ 0.07 |

* Per share data may not always add to the total for the year because each figure is independenty calculated.

See accompanying notes.

# NATIONAL TECHNICAL SYSTEMS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

| | Number of Shares | Common Stock Amount | Retained Earnings | Accumulated Other Comprehensive Loss | Total NTS Shareholders' Equity | Noncontrolling Interests | Total Equity |
|---|---|---|---|---|---|---|---|
| **Balance at January 31, 2010...** | **9,449,000** | **$17,297,000** | **$29,679,000** | **$ (127,000)** | **$ 46,849,000** | **$ 523,000** | **$47,372,000** |
| Net income . . . . . . . . . . . . . | - | - | 5,350,000 | - | 5,350,000 | 433,000 | 5,783,000 |
| Foreign currency translation . . | - | - | - | (20,000) | (20,000) | - | (20,000) |
| Comprehensive income . . . . . | - | - | - | - | 5,330,000 | - | 5,763,000 |
| Stock retired for option exercise . . . . . . . . . . . . . . | (65,000) | (468,000) | - | - | (468,000) | - | (468,000) |
| Stock options exercised . . . . . | 471,000 | 1,347,000 | - | - | 1,347,000 | - | 1,347,000 |
| Stock issued for acquisition of Elliott Laboratories, Inc. . . . | 230,000 | 1,263,000 | - | - | 1,263,000 | - | 1,263,000 |
| Stock issued for acquisition of Mechtronic Solutions, Inc. . | 66,000 | 500,000 | - | - | 500,000 | - | 500,000 |
| Vesting of restricted stock . . . | 62,000 | - | - | - | - | - | - |
| Issuance of restricted stock . . . | - | 306,000 | - | - | 306,000 | - | 306,000 |
| Issuance of common stock . . . | 30,000 | 165,000 | - | - | 165,000 | - | 165,000 |
| Tax benefit from stock options exercise . . . . . . . . . . . . . . | - | 344,000 | - | - | 344,000 | - | 344,000 |
| Dividends . . . . . . . . . . . . . . | - | - | (809,000) | - | (809,000) | (100,000) | (909,000) |
| Reclassification of prior dividend. . . . . . . . . . . . . . | | | 141,000 | | 141,000 | (141,000) | - |
| **Balance at January 31, 2011...** | **10,243,000** | **$20,754,000** | **$34,361,000** | **$ (147,000)** | **$ 54,968,000** | **$ 715,000** | **$55,683,000** |
| Net income . . . . . . . . . . . . . | - | - | 491,000 | - | 491,000 | 866,000 | 1,357,000 |
| Foreign currency translation . . | - | - | - | (41,000) | (41,000) | - | (41,000) |
| Comprehensive income . . . . . | - | - | - | - | 450,000 | - | 1,316,000 |
| Stock retired for option exercise . . . . . . . . . . . . . . | (4,000) | (26,000) | - | - | (26,000) | - | (26,000) |
| Stock options exercised . . . . . | 86,000 | 222,000 | - | - | 222,000 | - | 222,000 |
| Stock issued to Mill Road. . . . | 933,000 | 5,503,000 | - | - | 5,503,000 | - | 5,503,000 |
| Vesting of restricted stock . . . | 48,000 | - | - | - | - | - | - |
| Issuance of restricted stock . . . | - | 269,000 | - | - | 269,000 | - | 269,000 |
| Tax benefit from stock options exercise . . . . . . . . . . . . . . | - | 77,000 | - | - | 77,000 | - | 77,000 |
| Dividend paid to noncontrolling interests. . . . | - | - | - | - | - | (200,000) | (200,000) |
| Warrants issued to Mill Road . | - | 1,855,000 | - | - | 1,855,000 | - | 1,855,000 |
| **Balance at January 31, 2012...** | **11,306,000** | **$28,654,000** | **$34,852,000** | **$ (188,000)** | **$ 63,318,000** | **$ 1,381,000** | **$64,699,000** |

See accompanying notes.

## NATIONAL TECHNICAL SYSTEMS, INC. AND SUBSIDIARIES
### Consolidated Statements of Cash Flows
### for the Twelve Months Ended January 31, 2012 and 2011

| | 2012 | 2011 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ 1,357,000 | $ 5,783,000 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 8,715,000 | 7,384,000 |
| Amortization of debt issuance cost and debt discount | 485,000 | - |
| Impairment loss | 2,208,000 | - |
| Allowance for doubtful accounts | 123,000 | (451,000) |
| Gain on sale of assets | - | (3,017,000) |
| Loss on retirement of assets | 75,000 | 16,000 |
| Loss (gain) on investments | 91,000 | (214,000) |
| Deferred income taxes | 1,315,000 | 2,318,000 |
| Share based compensation | 554,000 | 471,000 |
| Other long term liabilities | (400,000) | - |
| Changes in operating assets and liabilities (net of acquisitions): | | |
| Accounts receivable | (5,126,000) | 824,000 |
| Inventories | 33,000 | (1,317,000) |
| Prepaid expenses | (953,000) | (637,000) |
| Other assets | 896,000 | 519,000 |
| Income taxes receivable, net | (1,264,000) | (1,312,000) |
| Accounts payable | 2,855,000 | 1,166,000 |
| Accrued expenses | (176,000) | (365,000) |
| Deferred income | 227,000 | 353,000 |
| Deferred compensation | 299,000 | 204,000 |
| Net cash provided by operating activities | 11,314,000 | 11,725,000 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchases of property, plant and equipment | (11,341,000) | (11,693,000) |
| Investment in life insurance | (6,000) | (25,000) |
| Proceeds from sale of life insurance | - | 1,826,000 |
| Acquisition of Mechtronic Solutions, Inc. | - | (6,500,000) |
| Acquisition of Ingenium Testing | (12,002,000) | - |
| Acquisition of Lightning Technologies Inc. | (5,348,000) | - |
| Acquisition earn-out payments | - | (3,149,000) |
| Proceeds from sale of assets | - | 2,293,000 |
| Investment in retirement funds | (656,000) | (750,000) |
| Net cash used in investing activities | (29,353,000) | (17,998,000) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds from current and long-term debt | 10,615,000 | 44,121,000 |
| Repayments of current and long-term debt | (9,834,000) | (36,320,000) |
| Net cash dividends paid by NQA, Inc. | (200,000) | (200,000) |
| Cash dividends paid | - | (709,000) |
| Proceeds from Mill Road financing, net | 12,637,000 | - |
| Proceeds from stock options exercised | 196,000 | 879,000 |
| Tax benefit from restricted stock issuance and stock options exercised | 77,000 | 344,000 |
| Net cash provided by financing activities | 13,491,000 | 8,115,000 |
| Effect of exchange rate changes on cash | (41,000) | (20,000) |
| Net (decrease) increase in cash and cash equivalents | (4,589,000) | 1,822,000 |
| Beginning cash and cash equivalents balance | 8,924,000(b) | 7,102,000(a) |
| ENDING CASH AND CASH EQUIVALENTS BALANCE | $ 4,335,000(c) | $ 8,924,000(b) |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash payments during the year for: | | |
| Interest | $ 2,029,000 | $ 1,377,000 |
| Income taxes | $ 2,087,000 | $ 3,353,000 |

(a) Cash and cash equivalents at January 31, 2010 includes cash from discontinued operations of $404,000.
(b) Cash and cash equivalents at January 31, 2011 includes cash from discontinued operations of $376,000.
(c) Cash and cash equivalents at January 31, 2012 includes cash from discontinued operations of $15,000.

See accompanying notes.

## (1) Summary of Significant Accounting Policies

*Principles of Consolidation*

The consolidated financial statements include the accounts of National Technical Systems, Inc. (NTS or the Company) and its subsidiaries that are wholly owned or controlled by the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company has consolidated NQA, Inc., a 50% owned subsidiary for which the distribution of profits and losses is 50.1% to the Company, and 49.9% to the other shareholder. NTS controls the management decisions and elects the president of NQA, Inc. and therefore has operating control of the subsidiary.

XXCAL Japan is a 50% owned subsidiary which started in fiscal 1999 and is accounted for under the equity method since NTS does not have operating control. XXCAL Japan's financial statements are prepared in accordance with generally accepted accounting principles in Japan. There are no material adjustments that need to be made to XXCAL Japan's financial statements for them to be in conformity with U.S. generally accepted accounting principles. The equity investment recorded in the accompanying balance sheets in other assets is $627,000 and $655,000 at January 31, 2012 and 2011, respectively. The Company's equity loss recorded in the accompanying income statements totaled $29,000 and $269,000 for the years ended January 31, 2012 and 2011, respectively.

In accordance with authoritative guidance released by the Financial Accounting Standards Board (FASB) clarifying that a noncontrolling interest held by others in a subsidiary is to be part of the equity of the controlling group and is to be reported on the balance sheet within the equity section as a distinct item separate from the Company's equity, minority interests have been re-captioned to noncontrolling interests and are reported separately on the balance sheet. Net income attributable to noncontrolling interests was $866,000 and $433,000 for years ended January 31, 2012 and 2011, respectively. Noncontrolling interests balances were $1,381,000 as of January 31, 2012 and $956,000 as of January 31, 2011.

*Risks, Uncertainties and Concentrations*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates made by the Company relate primarily to the recognition of revenue under long-term contracts, the valuation of goodwill and other intangible assets useful lives for depreciation and amortization, share-based compensation and accounting for income taxes. Actual results could differ from those estimates.

The Company did not have revenues from a single customer in fiscal year 2011which represented in excess of 10% of the Company's total revenues. Total revenues from customers in foreign countries were $7,731,000 in fiscal 2012 and $5,228,000 in fiscal 2011, adjusted for discontinued operations.

The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral.

*Fair Value of Financial Instruments*

The carrying values of financial instruments such as cash and cash equivalents, accounts receivable, and accounts payable approximate fair value at January 31, 2012 and 2011, due to their short-term maturities and the relatively stable interest rate environment.

The fair values of the Company's investment securities and contingent consideration obligations on past acquisitions are disclosed in Note 6.

*Revenue Recognition*

Revenues are derived from development, qualification and production testing and engineering services for commercial products, space systems and military equipment of all types. The Company also provides qualification of safety related systems and components, and ISO 9000 certification services.

Revenue from fixed price testing contracts is generally recorded upon completion of the contracts, which are typically short-term, or upon completion of identifiable contractual tasks. At the time the Company enters into a contract that includes multiple tasks, the Company estimates the amount of actual labor and other costs that will be required to complete each task based on historical experience. Revenues are recognized which provide for a profit margin relative to the testing performed. Revenue relative to each task and from contracts which are time and materials based is recorded as effort is expended. Revenues on billings in excess of amounts earned are deferred. Any anticipated losses on contracts are charged to income when identified and can be reasonably estimated. All selling, general and administrative costs are treated as period costs and expensed as incurred.

Reimbursements made to the Company by customers under contract provisions, including those related to travel and other out-of-pocket expenses are recorded as revenues. An equivalent amount of reimbursable expenses is recorded as cost of sales.

*Cash and Cash Equivalents*

Cash and Cash Equivalents include currency and bank deposits. Cash equivalents include highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held by large financial institutions. The balance in the accounts may, at times, exceed federally insured limits. The Company has not experienced any losses on its accounts and does not believe it is exposed to any significant credit risk on its cash balances.

*Inventories*

Inventories consist of accumulated costs including direct labor, material and overhead applicable to uncompleted contracts and are stated at actual cost, which is not in excess of estimated net realizable value. Such inventories for each contract are reviewed on a monthly basis over the life of the contract and additional write-downs of inventories are made if there are insufficient revenues remaining on the contract.

*Property, Plant and Equipment*

Property, plant, and equipment is stated at actual cost and is depreciated or amortized using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Buildings........................ | 30 to 35 years |
| Machinery and equipment ........ | 3 to 20 years |
| Leasehold improvements ......... | Terms of lease, or estimated useful life (whichever is less) |

Depreciation expense for the years ended January 31, 2012 and January 31, 2011 were $7,108,000 and $6,420,000 respectively.

*Goodwill and Intangible Assets*

Goodwill represents the excess of cost over fair value of assets of an acquired business. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of the reporting unit using the discounted cash flow approach. The first step of the test is a screen for potential impairment and the second step measures the amount of impairment, if any. The first step of the goodwill impairment test includes a comparison of the fair value of each reporting unit that has associated goodwill with the carrying value of the reporting unit. The Company has identified eleven reporting units, which constitute components of its business that include goodwill. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors including future revenue forecasts and discount rates. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be an accurate prediction of the future.

*Long-Lived Assets*

The Company periodically evaluates the recoverability of the carrying amount of long-lived assets (including property, plant and equipment, and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company evaluates events or changes in circumstances based on a number of factors including operating results, business plans and forecasts, general and industry trends and economic projections and anticipated cash flows. An impairment loss is recorded when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings.

*Share-Based Compensation*

No stock options have been granted by the Company during fiscal years 2012 or 2011. Any stock options granted to existing and newly hired employees or directors will generally vest over a four-year period from the date of grant. Any share-based compensation expense relating to stock options incurred by the Company in fiscal years 2012 or 2011 was from stock options granted in prior years. The Company may use other types of equity incentive awards, such as restricted stock. The Company's equity incentive plan also allows for performance-based vesting for equity incentive awards.

Compensation expense for stock options is based on the Black-Scholes-Merton option pricing model for estimating fair value of stock options and non-vested shares granted under the Company's equity incentive plans and rights to acquire stock granted under the Company's stock participation plan.

Compensation expense related to non-vested shares represents the fair value of the shares at the date of the grant, net of assumptions regarding estimated future forfeitures, and is charged to earnings over the vesting period.

The Company adjusts share-based compensation on a quarterly basis for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate is recognized in the period the forfeiture estimate is changed. The effect of forfeiture adjustments for fiscal years 2012 and 2011 was immaterial.

Restricted shares have been granted to Directors as part of their compensation package. Restricted shares generally vest over a four-year period from the date of grant. Compensation expense, representing the fair market value of the shares at the date of grant, net of assumptions regarding estimated future forfeitures, is charged to earnings over the vesting period.

*Accounting for Income Taxes*

Deferred income taxes are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded, if necessary, to reduce deferred tax assets to an amount management believes is more likely than not to be realized. The Company's policy is to reflect penalties and interest as part of income tax expense when and if they become applicable.

The Company has reviewed its positions in recording income and expenses and has no reason to record a liability for income tax uncertainties. The Company files income tax returns in the U.S. on a federal basis and in many U.S. states and foreign jurisdictions. Certain tax years remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company does not anticipate that its total unrecognized tax benefits will significantly change due to the settlement of examinations or the expiration of statutes of limitations during the next twelve months.

*Comprehensive Loss*

Accumulated other comprehensive loss on the Company's consolidated balance sheets consists of cumulative equity adjustments from foreign currency translation.

*Earnings Per Share*

Basic and diluted net income per common share is computed using the weighted average number of shares of common stock outstanding during the year. Basic earnings per share exclude any dilutive effects of stock options and non-vested restricted shares. Diluted earnings per share exclude any non-vested restricted shares with an anti-dilutive effect.

*Foreign Currency*

The accounts of the foreign divisions are translated into U.S. dollars. All balance sheet accounts, except for certain fixed assets accounts, have been translated using the current rate of exchange at the balance sheet date. Certain fixed assets accounts are held at the exchange rate in place at the date of purchase. Results of operations have been translated using the average rates prevailing throughout the year. Translation gains or losses resulting from the changes in the exchange rates from year-to-year are recorded in accumulated other comprehensive loss. The translation of the balance sheet accounts resulted in $41,000 and $20,000 in unrealized loss in fiscal years 2012 and 2011, respectively.

*Related Party Transactions*

NTS provides management and consulting services to NQA, Inc. for an agreed-upon management fee. Such services include, but are not limited to, advice and assistance concerning any and all aspects of the operations of the Company. Management fees earned by the Company for fiscal 2012 and 2011 were $600,000 and $602,000, respectively.

Ascertiva Group Limited, formerly NICEIC Group Limited, the noncontrolling shareholder of NQA, Inc., provides certification oversight and advice and processes and issues ISO registration certificates. Ascertiva Group Limited charges NQA, Inc. an agreed-upon fee for each certificate in place at the beginning of the year and issued during the year together with the appropriate United Kingdom Accreditation Service (UKAS) and Raad Voor Accreditatie (RVA) levy. Certification fees for fiscal 2012 and 2011 were $600,000 and $602,000, respectively.

NQA, Inc. leases space from NTS and was assessed $83,000 and $81,000 for rent and utilities in fiscal years 2012 and 2011, respectively.

*Reclassifications*

Certain amounts in the prior year financial statements have been reclassified to conform to the current year financial statement presentation. The Company reclassified dividends paid to noncontrolling interest holders of $241,000 to retained earnings for the year ended January 31, 2011.

*Recent Accounting Pronouncements*

In June 2011, the Financial Accounting Standards Board ("FASB") amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option under the current guidance that permits the presentation of components of other comprehensive income as part of the statement of changes in stockholders' equity has been eliminated. The amendment becomes effective for the Company on February 1, 2012. This guidance will not have an impact on the Company's consolidated financial position, results of operations or cash flows as it is disclosure-only in nature.

In September 2011, the FASB issued a revised standard on testing for goodwill impairment. The revised standard allows an entity to first assess qualitatively whether it is necessary to perform step one of the two-step annual goodwill impairment test. An entity is required to perform step one only if the entity concludes that it is more likely than not that a reporting unit's fair value is less than its carrying amount, a likelihood of more than 50 percent. An entity can choose to perform the qualitative assessment on none, some, or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then perform the qualitative assessment in any subsequent period. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company has not elected to early adopt this revised standard. The Company does not believe this guidance will have any impact on its consolidated financial position, results of operations, or cash flows.

**(2) Business Acquisitions and Dispositions**

Acquisition of Mechtronic Solutions, Inc.

On December 16, 2010, the Company acquired Mechtronic Solutions, Inc. (MSI), an engineering services company, located in Albuquerque, New Mexico. The addition of MSI advances the Company's full-service integrated engineering services capabilities and provides additional established customers. The purchase price paid at closing was $6,500,000 in cash and $500,000 in Company stock. The $500,000 in Company stock consisted of 65,703 shares of common stock calculated at the closing price as of the acquisition date. The Company agreed to pay an additional maximum amount of $1,600,000 (earn-out) if MSI achieves a certain level of revenue and EBITDA over the next three years. The Company originally estimated the fair market value of the earn-out to be $500,000, and had recorded this estimate as part of the purchase price. Subsequently the earn-out was adjusted to $100,000, and the difference was recorded to selling, general and administrative expense in the current year. The Company incurred $130,000 in legal expense related to this acquisition. Amortization of the goodwill on this transaction is not tax deductible. The results of operations for Mechtronic Solutions, Inc. are included in the Company's consolidated statements of operations from December 16, 2010 to January 31, 2012.

The aggregate purchase price is comprised of the following:

| | |
|---|---|
| Cash paid | $6,500,000 |
| Stock issued to sellers | 500,000 |
| Estimated fair value of earn-out | 500,000 |
| | $7,500,000 |

The purchase price allocation has been finalized. The Company has allocated the aggregate purchase price of $7,500,000 to the estimated fair value at the date of acquisition of the acquired tangible and intangible assets and assumed liabilities of Mechtronic Solutions, Inc. as follows:

| | |
|---|---|
| Accounts receivable | $ 932,000 |
| Other current assets | 48,000 |
| Inventories | 294,000 |
| Property, plant and equipment, net | 534,000 |
| Goodwill | 3,865,000 |
| Intangible assets | 3,700,000 |
| Deposits | 11,000 |
| Accounts Payable | (59,000) |
| Accrued expenses | (61,000) |
| Other current liabilities | (81,000) |
| Deferred income taxes, non-current | (1,683,000) |
| | $ 7,500,000 |

*Acquisition of Ingenium Testing*

On July 21, 2011, the Company acquired substantially all of the business and assets of Ingenium Testing, a provider of product compliance and engineering services based in Rockford, Illinois. The acquisition gives NTS a presence in the Chicago region, which reaches into Wisconsin, Indiana, Michigan and the rest of Illinois.

NTS acquired the business and assets of Ingenium and two affiliated companies for $12,525,000 which consisted of $12,002,000 in cash consideration and $523,000 in assumed net liabilities. The Company agreed to pay an additional maximum amount of $7,075,000 in earn-out consideration if certain performance targets are met related to EBITDA over the next three years. The Company estimates that the fair market value of this earn-out is $400,000 and has recorded this estimate as part of the purchase price. The intangible assets acquired consist of customer relations and will be amortized over 10 years.

The valuation techniques that were used by the Company to determine the fair value of the assets acquired and liabilities assumed are the market approach, the income approach and the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value based on current market expectations about those future amounts, including present value techniques, option-pricing models and the excess earnings method. The cost approach is based on the amount that would be required to replace the service capacity of an asset (replacement cost). The Company used significant assumptions in the valuation techniques used including the discount rate and forecasted profitability.

The acquisition-related costs for the twelve months ended January 31, 2012 were $350,000 and were recorded to selling, general and administrative expense. Amortization of the goodwill and other intangibles on this transaction is tax deductible. The results of operations for Ingenium are included in the Company's consolidated statements of operations from July 21, 2011 to January 31, 2012.

The fair values of acquired assets have not been finalized pending further information that may impact the valuation of the property, plant and equipment acquired. The Company has preliminarily estimated fair value at the date of acquisition of the acquired tangible and intangible assets of Ingenium Testing as follows:

| | |
|---|---|
| Cash paid | $12,002,000 |
| Estimated fair value of earn-out | 400,000 |
| Aggregate purchase price | 12,402,000 |
| | |
| Property, plant and equipment | 8,007,000 |
| Intangible assets | 4,200,000 |
| Net liabilities assumed | (523,000) |
| Estimated fair value of assets and liabilities acquired | 11,684,000 |
| Goodwill | $ 718,000 |

*Acquisition of Lightning Technologies, Inc*

On September 1, 2011, the Company acquired Lightning Technologies, Inc. ("LTI"), a provider of testing and engineering services located in Pittsfield, Massachusetts. LTI is an engineering services and testing laboratory, specializing in the field of lightning protection. LTI's customer base, capabilities and service offerings are concentrated in the aerospace, construction and wind power generation markets. The acquisition expanded the Company's non-defense industry businesses and particularly strengthens its aerospace business.

Cash paid at closing was $5,200,000 and included $100,000 in working capital adjustment. An additional working capital adjustment of $148,000 was subsequently paid. $900,000 of the purchase price was held back to secure LTI's indemnification obligations under the purchase agreement and is payable 18 months after closing. The Company agreed to pay an additional maximum amount of $1,000,000 (earn-out) if LTI achieves a certain level of EBITDA over the next four years. The Company estimates the fair value of the earn-out to be $500,000.

The valuation techniques that were used by the Company to determine the fair value of the assets acquired and liabilities assumed are the market approach, the income approach and the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value based on current market expectations about those future amounts, including present value techniques, option-pricing models and the excess earnings method. The cost approach is based on the amount that would be required to replace the service capacity of an asset (replacement cost). The Company used significant assumptions in the valuation techniques used including the discount rate and forecasted profitability.

The costs related to this acquisition were $40,000 for the twelve months ended January 31, 2012 and were recorded to selling, general and administrative expense. Amortization of the goodwill on this transaction is tax deductible. The results of operations for LTI are included in the Company's consolidated statements of operations from September 1, 2011 to January 31, 2012.

The fair values of acquired assets have not been finalized pending further information that may impact the valuation of the property, plant and equipment acquired. The Company has preliminarily estimated fair value at the date of acquisition of the acquired tangible and intangible assets and assumed liabilities of LTI as follows:

| | |
|---|---|
| Cash paid | $5,200,000 |
| Working capital adjustment paid | 148,000 |
| Estimated fair value of earn-out | 500,000 |
| Purchase price held back | 900,000 |
| Aggregate purchase price | 6,748,000 |
| | |
| Accounts receivable and other assets | 1,062,000 |
| Property, plant and equipment | 1,702,000 |
| Intangible assets | 3,700,000 |
| Net liabilities assumed | (228,000) |
| Estimated fair value of assets and liabilities acquired | 6,236,000 |
| Goodwill | $ 512,000 |

*Discontinued Operations*

On October 31, 2011 the Company closed its facility in Calgary, Canada due to non-renewal of the facility's lease. The decision to shut down operations was based on the cost to relocate to a new facility in the area and the low operating profit of the existing business. Fixed assets with a net book value of $44,000 were disposed of. The remaining fixed assets with a net book value of $403,000 were relocated to other NTS facilities. These assets will be utilized and will not be sold. The facility was closed down as of October 31, 2011. Shut-down expenses of $566,000 were incurred and recorded.

The major classes of assets and liabilities of discontinued operations included in the Company's consolidated balance sheets as of January 31, 2012 and January 31, 2011 are as follows:

| | January 31, 2012 | January 31, 2011 |
|---|---|---|
| Cash and cash equivalents | $ 15,000 | $ 376,000 |
| Accounts receivable, less allowance for doubtful accounts of $15,000 at January 31, 2012 and $10,000 at January 31, 2011 | 105,000 | 377,000 |
| Prepaid expenses | - | 6,000 |
| Property, plant and equipment, at cost | - | 1,464,000 |
| Accumulated depreciation | - | (976,000) |
| Total assets of discontinued operations | $ 120,000 | $1,247,000 |
| | | |
| Accounts payable | $ - | $ (34,000) |
| Accrued expenses | (84,000) | (141,000) |
| Total liabilities of discontinued operations | $ (84,000) | $ (175,000) |

In accordance with FASB ASC 205-20, Discontinued Operations, the Company determined that the Calgary facility became a discontinued operation in 2011, as the facility is a component of the Company that has clearly distinguishable operating activities and cash flows; and the Company will not have any continuing involvement, as the facility is closed. Accordingly, all revenues and expenses for the Calgary facility for the twelve months ending January 31, 2012 are presented as "Loss from discontinued operations, net of tax" in the accompanying statements of operation. Prior year numbers were reclassified to conform to the current year presentation.

The results from discontinued operations for the twelve months ending January 31, 2012 and 2011 are as follows:

| | January 31, 2012 | January 31, 2011 |
|---|---|---|
| Net revenues | $1,278,000 | $1,688,000 |
| Cost of sales | 1,305,000 | 1,710,000 |
| Gross profit | (27,000) | (22,000) |
| Selling, general and administrative expenses | 26,000 | 26,000 |
| Recovery of receivable previously written off | (261,000) | - |
| Other expense | 23,000 | 30,000 |
| Shut down expense | 566,000 | - |
| Loss from Calgary operations | $ (381,000) | $ (78,000) |
| Income taxes | - | - |
| Loss from discontinued operations, net of tax | $ (381,000) | $ (78,000) |

**(3) Debt**

On November 10, 2010, the Company secured a senior credit facility of up to $65 million from a banking group led by Comerica Bank that includes Bank of the West and U.S. Bank. The credit facility, which will mature on November 10, 2015, includes a $20 million term loan, a $25 million revolving credit line and a $20 million acquisition line. Interest rates under the new credit agreement are at either LIBOR plus a range of 175 to 275 basis points, or at Comerica Bank's prime rate plus a range of 75 to 175 basis points. Commitment fees on the revolving credit line and acquisition line are 25 basis points and 35 basis points, respectively.

On June 27, 2011, the Company completed a $14 million private placement of debt and equity with Mill Road Capital L.P. ("Mill Road"). Of the $14 million, $7 million is an interest-bearing, five-year subordinated note. The fair value of the $7 million in debt was estimated to be $5,960,000 as of June 27, 2011.

Long-term debt as of January 31, 2012 and 2011 consisted of the following:

| | January 31, 2012 | January 31, 2011 |
|---|---|---|
| Revolving credit line (a) | $ 5,000,000 | $10,023,000 |
| Term loan (b) | 17,150,000 | 20,000,000 |
| Acquistition credit line (c) | 16,251,000 | 8,215,000 |
| Mill Road debt (d) | 6,337,000 | - |
| Secured and other notes payable (e) | 5,450,000 | 5,033,000 |
| Subtotal | 50,188,000 | 43,271,000 |
| Less current installments | 4,478,000 | 3,505,000 |
| Total | $45,710,000 | $39,766,000 |

(a) The Company is required to repay the outstanding principal under the revolving credit line on November 10, 2015. Interest accrues at the Company's option at either (i) the Base Rate plus a specified margin ranging between 75 and 150 basis points depending on the Company's consolidated total debt to consolidated EBITDA ratio or (ii) the Eurodollar Rate plus a specified margin ranging between 175 and 250 basis points depending on the Company's consolidated total debt to consolidated EBITDA ratio. In the case of interest that is based on the Base Rate, interest is payable monthly in arrears on the first day of each month. In the case of interest that is based on the Eurodollar Rate, interest is payable at the end of each interest period, which is defined as one, two, three or six months after the applicable advance is disbursed to the Company (except that with respect to six month interest periods, interest is payable at three month intervals). The outstanding balance from revolving credit lines at January 31, 2012 was $5,000,000. The revolving credit line is limited to 85% of eligible accounts receivable, which equates to $21,245,000 as of January 31, 2012. The available amount on the revolving credit line was $16,245,000 as of January 31, 2012. The interest rate applicable at January 31, 2012 was 3.18%.

(b) The Company is required to repay the $20 million five-year term loan in equal quarterly principal installments of $500,000 commencing on February 1, 2011 until November 10, 2015, the maturity date, when all remaining outstanding principal plus accrued interest thereon is due and payable in full. Interest accrues at a specified margin plus either: (i) the greatest of (a) the prime rate announced by Comerica Bank, (b) the federal funds effective rate as published by the Federal Reserve Bank of New York plus 1.0%, and (c) a daily adjusting LIBOR rate plus 1.0%; or (ii) a rate based on LIBOR. The Company refers to the rates described in clauses (i) and (ii) in the preceding sentence, respectively, as the "Base Rate" and as the "Eurodollar Rate." The specific per annum interest rate will be, at the Company's option, either (I) the Base Rate plus a specified margin ranging between 100 and 175 basis points depending on the Company's consolidated total debt to consolidated EBITDA ratio or (II) the Eurodollar Rate plus a specified margin ranging between 200 and 275 basis points depending on the company's consolidated total debt to consolidated EBITDA ratio. In the case of interest that is based on the Base Rate, interest is payable monthly in arrears on the first day of each month. In the case of interest that is based on the Eurodollar Rate, interest is payable at the end of each interest period, which is defined as one, two, three or six months after the applicable loan is disbursed to the Company (except that with respect to six month interest periods, interest is payable at three month intervals). Excess cash flow payments as required under the credit agreement are applied to the term loan. During fiscal year 2012, the Company made an excess cash flow payment of $850,000 as a result of an excess cash flow obligation for fiscal year ended January 31, 2011. The outstanding balance from term loans at January 31, 2012 was $17,150,000. The interest rate applicable at January 31, 2012 was 3.43%.

(c) With respect to any credit advance under this line that is used to finance eligible acquisitions, the Company is required to make quarterly principal payments commencing one year after the date such credit advance is made, until November 10, 2015, the maturity date (when all remaining outstanding principal plus accrued interest thereon is due and payable in full). No principal payments are due during the first year. The amount of such quarterly principal payments is 1.25% of the aggregate original principal amount of such credit advance during the second year, increasing to 2.50% during the third year and increasing to 3.75% during the fourth and fifth years. The interest rate applicable at January 31, 2012 was 3.43%.

Interest on the acquisition credit line accrues at the Company's option at either (i) the Base Rate plus a specified margin ranging between 100 and 175 basis points depending on the Company's consolidated total debt to consolidated EBITDA ratio or (ii) the Eurodollar Rate plus a specified margin ranging between 200 and 275 basis points depending on the Company's consolidated total debt to consolidated EBITDA ratio. In the case of interest that is based on the Base Rate, interest is payable monthly in arrears on the first day of each month following the disbursement of an advance. In the case of interest that is based on the Eurodollar Rate, interest is payable at the end of each interest period, which is defined as one, two, three or six months after the applicable advance is disbursed to us (except that with respect to six month interest periods, interest is payable at three month intervals). The outstanding balance from acquisitions at January 31, 2012 was $14,000,000.

With respect to any credit advance under this line that is used to finance the purchase of eligible machinery and equipment, the Company is required to make principal payments in an amount equal to 5% of the aggregate original principal amount of such credit advance. Such principal payments are due quarterly after the date such credit advance is made, until November 10, 2015, the maturity date (when all remaining outstanding principal plus accrued interest thereon is due and payable in full). The outstanding balance from equipment credit advances at January 31, 2012 was $2,251,000.

(d) The Mill Road outstanding balance at January 31, 2012 of $6,337,000 was calculated based on the fair value of the debt. The balance consists of $7,215,000 in debt and $61,000 in derivative liability partially offset by $939,000 in debt discount. The outstanding principal and accrued and unpaid interest is due and payable on June 27, 2016. Interest accrues at a rate of 10.0% per annum, which amount is payable quarterly, with the first payment due and paid on August 31, 2011. In addition, interest also accrues at a rate of 5.0% per annum, which amount is added automatically to the unpaid principal amount of the subordinated note on each date cash interest is payable.

(e) In addition to the senior credit facility, the Company has an additional $4,224,000 at January 31, 2012 in equipment line balances which were used to finance various test equipment with terms of 60 months for each equipment schedule at interest rates ranging from 0.00% to 7.42%.

The Company's 50% owned subsidiary, NQA, Inc., has total borrowings of $1,226,000 at January 31, 2012 for its prior acquisitions of Unitek Technical Services, Inc., TRA Certification, Inc. and International Management Systems, Inc. Advances under the business acquisitions line of credit bear interest, at the option of NQA, at a fluctuating rate equal to the lender's corporate base rate plus 0.5% or at a fixed rate based on the Federal Home Loan Bank Advance Rate plus 3.0%. Advances under the business acquisitions line of credit are due and payable, at the option of NQA, 3 or 5 years from the advance date and are subject to additional interest charges in the event of prepayment.

Fees related to debt are amortized over the life of the loans. As of January 31, 2012 the net amount of capitalized loan fees was $1,391,000.

Substantially all the assets of the Company are pledged as collateral.

Both the senior credit facility and the Mill Road Capital agreements impose certain financial covenants on the Company which are determined as of the end of each fiscal quarter. The Company was in compliance with these covenants as of January 31, 2012.

Maturities of long-term debt for five fiscal years subsequent to January 31, 2012 are as follows:

| | |
|---|---|
| 2013 | $ 4,478,000 |
| 2014 | 5,061,000 |
| 2015 | 5,741,000 |
| 2016 | 28,380,000 |
| 2017 | 6,528,000 |
| | $50,188,000 |

A reasonable estimate of fair value for the Company's fixed rate debt was based on a discounted cash flow analysis. The carrying amount of variable rate debt, including borrowings under the Company's revolving lines of credit, approximate their fair values.

The carrying amounts and estimated fair values of the Company's financial instruments are:

| | 2012 Carrying amount | 2012 Estimated fair value | 2011 Carrying amount | 2011 Estimated fair value |
|---|---|---|---|---|
| Secured and other notes payable | $45,188,000 | $45,084,000 | $33,248,000 | $33,141,000 |
| Revolving lines of credit | 5,000,000 | 5,000,000 | 10,023,000 | 10,023,000 |

## (4) Income Taxes

The provision for income taxes from continuing operations consists of:

| | 2012 | 2011 |
|---|---|---|
| Current: | | |
| Federal | $ 507,000 | $1,530,000 |
| State | 251,000 | 825,000 |
| Foreign | 37,000 | 4,000 |
| | 795,000 | 2,359,000 |
| Deferred: | | |
| Federal | 1,183,000 | 2,220,000 |
| State | 133,000 | 97,000 |
| | 1,316,000 | 2,317,000 |
| Income tax expense | $2,111,000 | $4,676,000 |

The effective income tax rate from continuing operations for fiscal year 2012 was 54.9%, compared to the previous year's provisional tax rate of 44.4%. The higher income tax rate in fiscal 2012 was primarily due to non-tax deductible impairment loss of $1,791,000.

Foreign operations had a pre-tax loss of $307,000 in fiscal 2012 compared with $263,000 in pre-tax loss in fiscal 2011. Calgary facility shutdown cost was $566,000, which was included in the fiscal 2012 foreign operation pre-tax loss. The earnings associated with the Company's foreign subsidiary in Japan are reported net of tax and are included in operating income.

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory tax rate on income from continuing operations before income taxes:

| | 2012 | 2011 |
|---|---|---|
| Income before income taxes and noncontrolling interest | $3,468,000 | $10,459,000 |
| Federal income tax computed at statutory rate | $1,178,000 | $ 3,556,000 |
| State income taxes, net of federal benefits | 254,000 | 608,000 |
| Foreign income not subject to US tax | 104,000 | 89,000 |
| Foreign tax | 37,000 | 4,000 |
| Goodwill impairment | 609,000 | - |
| Earn-out adjustment | (136,000) | - |
| Other, principally non-deductible expenses | 65,000 | 419,000 |
| Income tax expense | $2,111,000 | $ 4,676,000 |

Deferred income taxes on the consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The primary components of the Company's deferred tax assets and liabilities at January 31 were as follows:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | Current | Non-current | Current | Non-current |
| **Deferred tax assets:** | | | | |
| Bad debts reserves | $ 263,000 | $ - | $ 214,000 | $ - |
| Vacation accrual | 1,065,000 | - | 915,000 | - |
| State taxes | 493,000 | - | 567,000 | - |
| Deferred compensation | 1,219,000 | - | 1,301,000 | - |
| Net operating loss | 211,000 | - | 211,000 | - |
| Accrued costs on discontinued operations | 188,000 | - | 188,000 | - |
| Acquisition costs | 242,000 | - | 127,000 | - |
| Other | 219,000 | - | 158,000 | - |
| Total deferred tax assets | $3,900,000 | $ - | $3,681,000 | $ - |
| **Deferred tax liabilities:** | | | | |
| Goodwill & other intangibles | $ - | $ (3,317,000) | $ - | $ (3,562,000) |
| Gain on involuntary conversion | - | (1,176,000) | - | (572,000) |
| Tax over book depreciation | - | (8,761,000) | - | (7,345,000) |
| Sale of property | - | (92,000) | - | (428,000) |
| Other | - | (144,000) | - | (49,000) |
| Total deferred tax liabilities | $ - | $(13,490,000) | $ - | $(11,956,000) |
| **Net deferred tax asset (liability)** | $3,900,000 | $(13,490,000) | $3,681,000 | $(11,956,000) |

The Company has reviewed its positions in recording income and expenses and has no reason to record a liability for income tax uncertainties. The Company files income tax returns in the U.S. on a federal basis and in many U.S. states and foreign jurisdictions. Certain tax years remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company does not anticipate that its total unrecognized tax benefits will significantly change due to the settlement of examinations or the expiration of statutes of limitations during the next twelve months.

**(5) Stock Options, Warrants, Equity Incentive and Pension Plans**

The Company had two employee incentive stock option plans; the "2002 stock option plan" and the "1994 stock option plan."

Under both stock option plans, officers, key employees, non-employee directors and consultants were granted options to purchase shares of the Company's authorized but unissued common stock. During fiscal 2012 and 2011 there were no shares granted under the 2002 stock option plan. The 1994 stock option plan is terminated. No additional options will be granted under either plan.

Outstanding options under all plans are exercisable at 100% or more of fair market value (as determined by the compensation committee of the Board of Directors) at the date of grant. The options are contingent upon continued employment and are exercisable, unless otherwise specified, on a cumulative basis of one-fourth of the total shares each year, commencing one year from the date of grant. Options currently expire ten years from the date of grant. Proceeds received by the Company from the exercises are credited to common stock. A summary of option activity under the plan as of January 31, 2012, and changes during the two years then ended is presented below:

| | Shares | Weighted Avg. Exercise Price | Weighted Avg. Remaining Contract Life in years | Aggregate Intrinsic Value |
|---|---|---|---|---|
| **Outstanding at January 31, 2010** | 1,071,617 | $ 3.53 | 2.85 | $2,269,000 |
| Granted | - | - | | |
| Exercised | (470,542) | 2.86 | | |
| Canceled, forfeited or expired | (18,875) | 2.99 | | |
| **Outstanding at January 31, 2011** | 582,200 | $ 4.09 | 2.86 | $2,077,000 |
| Granted | - | - | | |
| Exercised | (89,850) | 2.69 | | |
| Canceled, forfeited or expired | (8,300) | 2.13 | | |
| **Outstanding at January 31, 2012** | 484,050 | $ 4.39 | 2.18 | $ 438,000 |
| **Exercisable at January 31, 2012** | 484,050 | $ 4.39 | 2.18 | $ 438,000 |

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company's common stock at the end of each fiscal year and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised at the end of each fiscal year.

The total intrinsic value of options exercised during the years ended January 31, 2012 and 2011 was $333,000 and $1,990,000, respectively.

The range of exercise prices for options outstanding at January 31, 2012 was $1.35 to $5.58. The range of exercise prices for options is wide due primarily to the fluctuating price of the Company's stock over the period of the grants.

The following table summarizes information about options outstanding at January 31, 2012:

| Range of exercise prices | Outstanding at January 31, 2012 | Weighted Avg. Remaining contract life in yrs. | Weighted Avg. Exercise Price | Number Exercisable | Weighted Avg. Exercisable Price |
|---|---|---|---|---|---|
| $1.00 to $2.00 | 10,000 | 0.2 | $ 1.35 | 10,000 | $ 1.35 |
| $2.01 to $3.00 | 51,500 | 0.7 | $ 2.76 | 51,500 | $ 2.76 |
| $3.01 to $4.00 | - | 0.0 | $ - | - | $ - |
| $4.01 to $5.00 | 379,050 | 2.4 | $ 4.61 | 379,050 | $ 4.61 |
| $5.01 to $6.00 | 43,500 | 2.7 | $ 5.09 | 43,500 | $ 5.09 |
| | 484,050 | | | 484,050 | |

These options will expire if not exercised at specific dates ranging from April 2012 to December 2015. During the year ended January 31, 2012, 89,850 options were exercised at prices from $1.81 to $2.04 per share.

On June 27, 2011, in connection with the securities purchase agreement with Mill Road, the Company issued : (i) 933,333 shares of NTS common stock valued at $5,503,000; (ii) a common stock purchase warrant to purchase up to 300,000 shares of the Company's common stock, no par value, at an exercise price of $0.75 per share, valued at $1,855,000. The warrants were issued and exercisable as of June 27, 2011.

The Company has an equity incentive plan, the 2006 Equity Incentive Plan (EIP), under which a total of 300,000 new shares of common stock were reserved for issuance. As of January 31, 2012, 296,509 shares of the Company's common stock had been issued under the 2006 EIP and 3,491 shares were reserved for future issuance. Shares are issued under the EIP as compensation to certain employee and non-employee directors of the Company.

The shares issued under the EIP have been issued as restricted shares, subject to vesting. The non-vested shares have a vesting period of four years. Compensation expense, representing the fair market value of the shares at the date of grant, net of assumptions regarding estimated future forfeitures, is charged to earnings over the vesting period. Compensation expense included in general and administrative expenses in the Company's consolidated statement of income, relating to the equity incentive plan was $267,000 for fiscal year 2012 and $306,000 for fiscal year 2011.

The following table summarizes the non-vested shares transactions for fiscal year 2012:

| | Number of Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| **Non-vested shares:** | | |
| **Outstanding at January 31, 2010** | 181,101 | $ 4.38 |
| Granted | 28,064 | $ 7.92 |
| Vested | (61,674) | $ 4.95 |
| Forfeited | - | |
| **Outstanding at January 31, 2011** | 147,491 | $ 4.81 |
| Granted | 41,468 | $ 5.36 |
| Vested | (48,891) | $ 5.02 |
| Forfeited | (22,684) | $ 4.11 |
| **Outstanding at January 31, 2012** | 117,384 | $ 5.06 |

Total share based compensation amounts of $269,000 and $471,000 were recorded to common stock during fiscal years 2012 and 2011, respectively. In addition, the tax benefit realized for the tax deduction from option exercises and restricted stock totaled $77,000 and $344,000 for fiscal years 2012 and 2011, respectively and were credited to common stock. As of January 31, 2012, there were no unrecognized compensation costs related to stock options granted under the Company's equity incentive plans and there were $498,000 of total unrecognized compensation costs related to the share-based compensation arrangements granted under the 2006 Equity plan. That cost is expected to be recognized over 44 months.

The Company offers two defined contribution employee benefit plans: National Technical Systems 401(k) Profit Sharing Plan and NQA 401(k) Pension Plan. The purpose of these plans is to provide retirement benefits to all employees of the Company. The Company's employees can contribute a portion of their salary into the 401(k) plan and the Company's Board of Directors, at its discretion, will determine each year the amount of matching contribution the Company will make. Employer contributions are allocated based on participants' own contribution percentage amount to the total amount contributed by all employees in each plan. In fiscal 2012, the Company contributed $485,000 to the 401(k) profit sharing plan as compared to $436,000 in 2011.

The former president of XXCAL has elected to receive the cash surrender value of life insurance owned by the Company on his life, in lieu of lifetime periodic deferred compensation payments. The cash surrender value is included in other assets and the deferred compensation liability is included in deferred compensation. The deferred compensation benefits are accrued and recognized over each employee's expected term of employment. The Company's total deferred compensation expenses were $71,000 and $70,000 for the years ended January 31, 2012 and 2011, respectively. Included in other assets is $1,178,000 and $1,126,000 for the cash surrender values as of January 31, 2012 and 2011, respectively.

In fiscal year 2007, the Company started a Supplemental Executive Retirement Plan (SERP). The Company contributed to the plan $656,000 in fiscal year 2012 and $750,000 in fiscal year 2011 and paid premium charges of $43,000 and $61,000 in fiscal years 2012 and 2011, respectively, for life insurance policies with the Company designated as the beneficiary. The SERP includes investments with a fair value of $3,318,000 at January 31, 2012, consisting of money market and mutual funds.

### *(6) Fair Value*

The FASB's authoritative guidance establishes a framework for measuring fair value and requires disclosures about fair value measurements by establishing a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement at Reporting Date Using:

Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The following inputs were used to determine the fair value of the Company's investment securities, contingent consideration obligations and imbedded derivative at January 31, 2012:

| | Total | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|
| SERP investment in mutual funds ........... | $3,318,000 | $3,318,000 | $ - | $ - |
| Liability on earn-out for MSI acquisition..... | (100,000) | - | - | (100,000) |
| Liability on earn-out for Ingenium acquisition | (400,000) | - | - | (400,000) |
| Liability on earn-out for LTI acquisition ..... | (500,000) | - | - | (500,000) |
| Embedded derivative in Mill Road debt...... | (61,000) | - | - | (61,000) |

The following inputs were used to determine the fair value of the Company's investment securities and contingent consideration obligation at January 31, 2011:

| | Total | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|
| SERP investment in mutual funds ........... | $2,796,000 | $2,796,000 | $ - | $ - |
| Earn-out for MSI acquisition................ | (500,000) | | | (500,000) |

A Level 3 obligation was added in fiscal year 2011 for the contingent consideration obligation of $500,000 related to the Mechtronic Solutions Inc. acquisition. The fair value of the contingent consideration was reduced to $100,000 in fiscal year 2012 due to lower than expected results in year one of the earn-out period. The difference was recorded to selling, general & administrative expense in the fourth quarter. In fiscal year 2012, Level 3 obligations were added for the contingent consideration earn-out of $400,000 related to the Ingenium acquisition and $500,000 related to the Lightning Technologies, Inc. acquisition. The fair values were estimated by applying the income approach. That measure is based on significant inputs not observable in the market, which are referred to as Level 3 inputs. Key assumptions included in the Level 3 are the discount rate and probability adjusted revenues. The impairment losses recognized in fiscal year 2012 were measured using Level 3 inputs

### *(7) Capital Stock*

As of January 31, 2012 and 2011, the Company had 20,000,000 authorized common shares with no par value. At January 31, 2012 and January 31, 2011, 11,306,000 shares and, 10,243,000 were issued and outstanding, respectively.

During fiscal year 2012, there were 86,000 stock options exercised, 4,000 shares retired and 48,000 shares of restricted stock became vested under the 2006 equity incentive plan. In addition, 933,000 shares were issued as part of the Mill Road securities purchase agreement. During fiscal year 2011, there were 471,000 stock options exercised, 65,000 shares retired, 62,000 shares of restricted stock became vested under the 2006 equity incentive plan and 30,000 shares of common stock were issued for services rendered. In addition, 230,000 shares were issued as part of the earn-out payment for Elliott Laboratories, Inc and 66,000 shares were issued for the acquisition of Mechtronic Solutions Inc.

Holders of common stock vote on matters submitted to shareholders, including the election of directors. Except as required by law, the powers, preferences and rights of all common stock and the qualifications, limitations or restrictions thereof, shall in all respects be identical. The common stock shareholders will be entitled to receive, to the extent permitted by law, and to share equally and ratably, share for share, any such dividends as may be declared from time to time by the Board of Directors.

### *(8) Commitments*

The Company leases certain of its operating facilities under operating leases which principally expire at various dates through fiscal year 2020. The leases are generally on a net-rent basis, whereby the Company pays taxes, maintenance, insurance and other operating expenses. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. Total rental expense was $4,298,000 and $4,034,000 for the years ended January 31, 2012 and 2011, respectively.

At January 31, 2012, minimum rental payment obligations under operating leases were as follows:

| | |
|---|---|
| 2013 | $ 3,792,000 |
| 2014 | 2,391,000 |
| 2015 | 2,227,000 |
| 2016 | 2,072,000 |
| 2017 | 1,185,000 |
| Thereafter | 1,477,000 |
| | $13,144,000 |

## *(9) Intangible Assets*

| | January 31, 2012 | | | | January 31, 2011 | | | |
|---|---|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accum. Amort. | Net Carrying Amount | Estimated Useful Life | Gross Carrying Amount | Accum. Amort. | Net Carrying Amount | Estimated Useful Life |
| Intangible assets subject to amortization: | | | | | | | | |
| Covenants not to compete. | $ 790,000 | $ 615,000 | $ 175,000 | 3 years | $ 890,000 | $ 531,000 | $ 359,000 | 3-10 years |
| Customer relationships... | 19,547,000 | 3,757,000 | 15,790,000 | 3-15 years | 11,947,000 | 2,438,000 | 9,509,000 | 3-15 years |
| Accreditations and certifications......... | 20,000 | 17,000 | 3,000 | 5 years | 20,000 | 13,000 | 7,000 | 5 years |
| Trademarks and tradenames.......... | 258,000 | 50,000 | 208,000 | 3-10 years | 58,000 | 23,000 | 35,000 | 3 years |
| GSA Schedule......... | 800,000 | 90,000 | 710,000 | 10 years | 800,000 | - | 800,000 | 10 years |
| Total................ | $21,415,000 | $ 4,529,000 | $16,886,000 | | $13,715,000 | $ 3,005,000 | $10,710,000 | |
| Intangible assets not subject to amortization: | | | | | | | | |
| Goodwill............. | | | $19,444,000 | | | | $20,004,000 | |
| Trademarks and tradenames.......... | | | 100,000 | | | | 400,000 | |
| Total................ | | | $19,544,000 | | | | $20,404,000 | |

Amortization expense for intangible assets was $1,606,000 and $964,000 for the twelve months ended January 31, 2012 and 2011, respectively. The aggregate amortization for the next five years is estimated to be $1,927,000, $1,877,000, $1,834,000, $1,814,000 and $1,814,000 for fiscal years 2013 through 2017, respectively.

The changes in the carrying amount of goodwill were as follows:

| | |
|---|---|
| Net balance as of January 31, 2010 .............................................. | $14,769,000 |
| Acquisitions and other (a)...................................................... | 5,235,000 |
| Net balance as of January 31, 2011 .............................................. | $20,004,000 |
| Acquisitions (b)............................................................. | 1,231,000 |
| Impairment (c)............................................................. | (1,791,000) |
| Net balance as of January 31, 2012 .............................................. | $19,444,000 |

(a) Acquisitions and other include $3,865,000 in Goodwill from the Mechtronic Solutions acquisition, $1,359,000 related to Elliott Laboratories earn-out and $11,000 related to the USTL earn-out.
(b) Acquisitions include $718,000 in Goodwill from the Ingenium acquisition and $512,000 in Goodwill from the LTI acquisition.
(c) Impairment loss of $1,791,000 is related to MSI.

For the year ended January 31, 2012, the Company recorded an impairment loss in the amount of $2,208,000 which consisted of $1,791,000 in goodwill impairment, $300,000 write-down of trade name intangibles and $117,000 write-off of a covenant not to compete. The goodwill impairment loss was related to the Mechtronic Solutions Inc. (MSI) acquisition in December 2010 and was due to lower than expected operating results as a result of significant, cost overruns on a fixed-bid contract, which also impacted future estimated cash flows.

During the course of the annual impairment testing, we noted one reporting unit with a fair value that was only 1.2% in excess of its carrying amount. Deterioration in estimated future cash flows in this reporting unit could result in future goodwill impairment. The goodwill carrying value at January 31, 2012 of this reporting unit was $8,260,000. Other reporting units with goodwill were not at risk of failing the step one impairment test as of January 31, 2012 as their fair values were at least 12% in excess of their carrying values. The Company continues to monitor events and circumstances which may affect the fair values of the reporting units.

### *(10) Accrued Expenses*

A summary of accrued expenses at January 31 is as follows:

| | 2012 | 2011 |
|---|---|---|
| Compensation and employee benefits | $5,608,000 | $5,876,000 |
| Other | 2,521,000 | 1,854,000 |
| Total accrued expenses | $8,129,000 | $7,730,000 |

### *(11) Contingencies*

The Company is, from time to time, the subject of claims and suits arising out of matters occurring during the operation of the Company's business. In the opinion of management, no claims or suits would materially affect the financial position or the results of the operations or cash flows of the Company.

### *(12) Quarterly Financial Data (Unaudited)*

| **2012** | Three months ended, | | | |
|---|---|---|---|---|
| | Apr 30 | Jul 31 | Oct 31 | Jan 31 |
| Net revenues | $37,078,000 | $37,516,000 | $40,498,000 | $40,315,000 |
| Gross profit | 9,261,000 | 9,068,000 | 9,468,000 | 9,788,000 |
| Net income (loss) from continuing operations attributable to NTS | 568,000 | 763,000 | 100,000 | (559,000) |
| Net loss from discontinued operations attributable to NTS | (9,000) | (26,000) | (287,000) | (59,000) |
| Basic earnings (loss) per common share | | | | |
| Net income (loss) from continuing operations attributable to NTS | $ 0.06 | 0.07 | 0.01 | (0.05) |
| Net loss from discontinued operations attributable to NTS | - | - | (0.03) | (0.01) |
| Net income (loss) attributable to NTS | $ 0.05 | $ 0.07 | $ (0.02) | $ (0.05) |
| Diluted earnings per common share | | | | |
| Net income (loss) from continuing operations attributable to NTS | $ 0.05 | 0.07 | 0.01 | (0.05) |
| Net loss from discontinued operations attributable to NTS * | - | - | (0.02) | - |
| Net income (loss) attributable to NTS | $ 0.05 | $ 0.07 | $ (0.02) | $ (0.05) |
| Weighted average common shares outstanding | 10,243,000 | 10,616,000 | 11,299,000 | 11,300,000 |
| Dilutive effect of stock options | 407,000 | 395,000 | 467,000 | 501,000 |
| Weighted average common shares outstanding, assuming dilution | 10,650,000 | 11,011,000 | 11,766,000 | 11,801,000 |

* Per share data may not always add to the total for the year because each figure is independently calculated.

| **2011** | Three months ended, | | | |
|---|---|---|---|---|
| | **Apr 30** | **Jul 31** | **Oct 31** | **Jan 31** |
| Net revenues | $35,638,000 | $34,140,000 | $38,613,000 | $33,990,000 |
| Gross profit | 10,774,000 | 9,346,000 | 10,698,000 | 8,143,000 |
| Net income from continuing operations attributable to NTS | 3,592,000 | 1,040,000 | 1,089,000 | (293,000) |
| Net (loss) income from discontinued operations attributable to NTS | (46,000) | (47,000) | 43,000 | (28,000) |
| Basic earnings (loss) per common share | | | | |
| Net income (loss) from continuing operations attributable to NTS * | $ 0.38 | $ 0.11 | $ 0.11 | $ (0.03) |
| Net loss from discontinued operations attributable to NTS * | - | - | - | - |
| Net income attributable to NTS * | $ 0.37 | $ 0.10 | $ 0.11 | $ (0.03) |
| Diluted earnings per common share | | | | |
| Net income (loss) from continuing operations attributable to NTS * | $ 0.36 | $ 0.10 | $ 0.10 | $ (0.03) |
| Net loss from discontinued operations attributable to NTS * | - | - | - | - |
| Net income (loss) attributable to NTS * | $ 0.35 | $ 0.10 | $ 0.11 | $ (0.03) |
| Weighted average common shares outstanding | 9,465,000 | 9,705,000 | 10,096,000 | 10,179,000 |
| Dilutive effect of stock options | 559,000 | 577,000 | 484,000 | 446,000 |
| Weighted average common shares outstanding, assuming dilution | 10,024,000 | 10,282,000 | 10,580,000 | 10,625,000 |

* Per share data may not always add to the total for the year because each figure is independently calculated.

***(13) Subsequent Events***

On April 17, 2012, The Company acquired all of the outstanding common stock of Garwood Laboratories, Inc. (Garwood), with testing facilities in Pico Rivera and San Clemente, CA. The aggregate purchase price was $5,090,000. Cash paid at closing was $3,165,000, and was funded by a draw down on the Company's acquisition line of credit under its credit facility. $750,000 of the purchase price was held back to secure Garwood's indemnification obligations under the purchase agreement and is payable 18 months after closing. The remaining purchase amount of $1,175,000 is payable on or before April 17, 2013. The Company agreed to pay an additional maximum amount of $450,000 (earn-out) if Garwood meets certain targets related to customer retention for the 24 months following the purchase date. The purchase accounting has not been finalized.

Subsequent events have been evaluated up to and including the date these financial statements were issued.

***ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.***

None.

## *ITEM 9A. CONTROLS AND PROCEDURES.*

### *Disclosure Controls and Procedures*

We maintain disclosure controls and procedures that are designed to provide reasonable assurances that material information related to the Company is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective at that "reasonable assurance" level.

### *Management's Annual Report on Internal Control over Financial Reporting*

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under that framework, our management concluded that our internal control over financial reporting was effective as of January 31, 2012.

Our management's report on internal control over financial reporting is furnished with this annual report and shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or Exchange Act.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to SEC rules pertaining to smaller reporting companies that permit the company to provide only management's report in this annual report.

### *Changes in Internal Controls Over Financial Reporting*

During the fiscal quarter ended January 31, 2012, the Company rolled out an integrated Enterprise Resource Planning or ERP solution across a number of its operating units. The ERP solution is intended to improve internal controls over financial reporting in a number of respects. The new system will provide a unified platform for financial and accounting information, superseding a number of disparate legacy systems. The ERP solution will enable the Company to conduct more accounting operations on the system, and reduce the utilization of "off system" records such as accounting workpapers. Finally the system is designed to provide enhanced project management for open contracts, improving visibility into the status of completion and costs for longer term contracts. At January 31, 2012 the ERP system had been rolled out at 18 facilities. The remaining facilities are expected to be integrated during fiscal 2013.

### *Limitations of the Effectiveness*

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

***ITEM 9B. OTHER INFORMATION.***

None.

## PART III

### *ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

**MEMBERS OF THE BOARD OF DIRECTORS**

The following sets forth the names, age and certain information concerning the Company's directors:

| Name | Age | Position or Office | Director Since | End of Term |
|---|---|---|---|---|
| ***Class I Directors:*** | | | | |
| Dr. John Foster..... | 53 | Chairman and Chief Executive Officer of Owl biomedical | 2009 | 2012 |
| William McGinnis . | 53 | Chief Executive Officer and President of the Company | 1994 | 2012 |
| Donald Tringali .... | 54 | Chairman of the Board of the Company and President of Augusta Advisory Group | 1999 | 2012 |
| ***Class II Directors:*** | | | | |
| Aaron Cohen (1) ... | 75 | Co-founder and Vice Chairman of the Board of the Company | 1997 | 2013 |
| Justin Jacobs....... | 37 | Managing Director of Mill Road Capital, L.P. | 2011 | 2013 |
| Dan Yates ......... | 51 | President and CEO of Regents Bank and President of Grandpoint Capital | 2003 | 2013 |
| ***Class III Directors:*** | | | | |
| John Gibbons ...... | 63 | Independent Consultant | 2003 | 2014 |
| Robert Lin......... | 54 | President and Chief Executive Officer of MTI Marketing Techniques, Inc. | 1988 | 2014 |
| Norman Wolfe..... | 64 | President and Chief Executive Officer of Quantum Leaders, Inc. | 2001 | 2014 |

(1) Mr. Cohen began serving as a director of the Company in 1975 and has served every year since then, except for the period of time from June 1988 until 1997 when he served as a director of the Company's spin off United Education & Software, Inc. ("UES"). Small Business Administration regulations prohibited Mr. Cohen from serving as a director of the Company while he served on the board of UES.

*Dr. John Foster* is the CEO and Chairman of Owl biomedical, Inc. a company providing instruments and disposables to the medical community for a variety of applications. He has served in this position since 2012. From 2000 to 2012 has was the Chief Executive Officer of Innovative Micro Technology, Inc., a MEMS (micro-electromechanical systems) contract manufacturer and foundry, and served as Chairman of that company from 2001 to 2012. The Nominating Committee believes that Dr. Foster's background and experience in technology-driven companies, his prior experience serving as the chief executive officer of a publicly traded company, foreign company operational responsibilities, and experience in the development of innovative technologies provide substantial support for his nomination and service as a director of the Company.

*William McGinnis* is President and Chief Executive Officer of the Company. He has been associated with the Company continuously since 1980. The Nominating Committee believes that Mr. McGinnis' extensive management, operational and engineering experience and acumen, his long history with the Company, and his proven record of attaining operational and financial objectives under a variety of economic and competitive conditions provide substantial support for his nomination and service as a director of the Company.

*Donald Tringali* became Chairman of the Board effective May 1, 2010. Prior to that, he was Vice Chairman of the Board from June 1996. He also has been President of the Augusta Advisory Group, a management consulting company, for more than five years. The Nominating Committee believes that Mr. Tringali's extensive experience as a senior corporate officer of a public company, consulting work with various businesses and organizations, experience as a lawyer, and broad knowledge of mergers, acquisitions, legal and financial matters affecting public companies provide substantial support for his nomination and service as a director of the Company.

*Aaron Cohen* is a founder, Vice Chairman of the Board and Senior Vice President, Corporate Development of the Company. He has been associated with the Company since 1961. Mr. Cohen has served on the Board of Directors of Tetragenix Pharmaceuticals, Inc., a publicly traded pharmaceutical company. He currently serves as a member of the audit and compensation committees of that company. The Nominating Committee believes that Mr. Cohen's long-time history with and significant knowledge of the Company as one of its founders, his experience as a chief executive officer, Chairman of the Board, director of public companies and extensive expertise in engineering operations provide significant support for his nomination and service as a director of the Company.

*Justin Jacobs* is a managing director with Mill Road Capital Partners L.P, a private investment firm focused on investing in and partnering with publicly traded micro-cap companies in the U.S. and Canada. Mr. Jacobs has been associated with Mill Road Capital since 2005. Prior to joining Mill Road Capital, Mr. Jacobs worked at LiveWire Capital, an investment and management group focused on control and operationally-intensive buy-outs of small companies. Prior to joining LiveWire, Mr. Jacobs was an investment professional in the private equity group at The Blackstone Group. Mr. Jacobs is a member of the Board of Directors of Galaxy Nutritional Foods. He earned a B.S. with dual concentrations in finance and accounting from the McIntire School of Commerce at the University of Virginia where he graduated Beta Gamma Sigma, the highest academic distinction in the undergraduate business program.

*Dan Yates* has served as President and Chief Executive Officer of Regents Bank since its founding in 2001. In 2012 he was also appointed President of Grandpoint Capital, a privately-held multi-bank holding company, following its acquisition of Regents Bank. The Nominating Committee believes that Mr. Yates' significant experience as president of a commercial bank, his extensive knowledge of commercial lending, and intimate knowledge of financing of a variety of commercial businesses and attainment of financial objectives provide substantial support for his nomination and service as a director of the Company.

*John Gibbons* has been an independent consultant since April 2004. Prior to April 2004, Mr. Gibbons was Vice Chairman of TMC Communications, Inc., a long distance, data and Internet services provider. He is a director of Deckers Outdoor Corporation, (NASDAQ: DECK), a designer, producer and brand manager of innovative, high-quality footwear. The Nominating Committee believes that Mr. Gibbons' extensive experience as a chief executive officer of several companies, directorship of other public companies and background as a certified public accountant, together with his financial experience and acumen, provide substantial support for his nomination and service as a director of the Company.

*Robert Lin* has been President and Chief Executive Officer of MTI-Marketing Techniques, Inc., a manufacturer and distributor of products for the advertising specialty and premium markets, for more than five years. The Nominating Committee believes that Mr. Robert Lin's substantial service as the chief executive officer of a manufacturing and distribution company, operational responsibilities, significant experience with the Company and track record of achievement provide substantial support for his nomination and service as a director of the Company.

*Norman Wolfe* has been President and Chief Executive Officer of Quantum Leaders, Inc., a management consulting firm specializing in strategy execution since 2002. Mr. Wolfe holds an Advanced Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization. He led the Forum for Corporate Directors' Director Institute for director education as writes on corporate governance issues. The Nominating Committee believes that Mr. Wolfe's substantial experience as chief executive officer of a company, extensive experience in providing consulting services to a broad spectrum of businesses, and deep knowledge and experience in corporate governance matters provide substantial support his nomination and service as a director of the Company.

Mr. Jacobs was selected to serve as the designee of Mill Road Capital L.P. ("Mill Road"). On June 27, 2011, we entered into a securities purchase agreement with Mill Road, pursuant to which in exchange for $14 million, we issued to MRC: (i) 933,333 shares of our common stock; (ii) a 5-year 15% subordinated note in the original principal amount of $7 million, which we sometimes refer to as the subordinated note; and (iii) a warrant to purchase up to 300,000 shares of our common stock. The financing resulted in net proceeds to us of $13.2 million, after deducting fees and expenses. In connection with the Mill Road financing we entered into certain agreements that gave Mill Road the right to appoint a member to our Board of Directors for so long as they own 5% of our outstanding common stock. Mill Road designated Justin Jacobs as their initial designee to our Board of Directors. Mr. Jacobs was appointed to serve as a Class II director on July 20, 2011.

If at any point in time Mr. Jacobs ceases to serve, and Mill Road does not have a designee on our Board of Directors, we have agreed to give Mill Road notice of any shareholder meeting where directors shall be elected and, if they provide us with notice, to add their designee to our slate of nominees for election to the Board in the proxy statement for the meeting. To the extent it is not reasonably practicable to add the Mill Road designee in the proxy statement before the meeting, or the Mill Road designee declines to be added, we have agreed to take such action as may be necessary, including increasing the size of the Board, in accordance with the bylaws of the Company, to appoint a Mill Road designee to our Board immediately after the conclusion of such meeting.

## CORPORATE GOVERNANCE AND OTHER MATTERS

### Leadership Structure

Effective May 1, 2010, the Company's Board of Directors appointed Mr. Tringali as its chairman. Mr. Tringali, an independent, nonexecutive director, was formerly a Vice Chairman of the Board of Directors and has been a director of the Company since 1999. We believe that the separation of the roles of the chairman and the chief executive officer presents the best governance structure for the Company and provides for independent oversight of management at the Board leadership level. The chairman role provides our outside directors with a platform to control agendas and discussion for board meetings. In addition, the role creates a focal point for efficient communication between the directors and company management

### The Board of Directors and Committees

The Board of Directors is responsible for the supervision of the overall affairs of the Company. The Board of Directors held ten meetings during the last fiscal year. Each director attended at least 75 percent of the meetings of the Board of Directors and each Committee on which he served during the fiscal year ended January 31, 2012.

*Audit Committee*

The Company's Board of Directors has an Audit Committee consisting of Messrs. Gibbons, Foster and Yates. Mr. Gibbons is Chairman of the Audit Committee. The function of the Audit Committee is to (a) select the independent registered public accounting firm to be engaged by the Company, (b) review the scope and findings of the annual audit, (c) review accounting policies and procedures and the Company's financial reports, and (c) evaluate the internal controls employed by the Company. The Audit Committee held nine meetings during the year. The Board has determined that each of the Audit Committee members are "independent," as defined under the applicable Nasdaq listing standards and SEC rules and regulations. The Board of Directors has determined that John Gibbons qualifies as an "audit committee financial expert" under SEC rules and regulations. A copy of the written charter of the Audit Committee is available on our corporate website at *www.nts.com*. The charter may be found as follows: From our main web page, click on "Corporate Governance" at the bottom of the page.

*Compensation Committee*

The Company's Board of Directors has a Compensation Committee consisting of Messrs. Yates, Foster and Jacobs. Mr. Yates is the Chairman of the Compensation Committee. The function of the Compensation Committee is to consider and make recommendations to the Board of Directors on salaries, bonuses, and other forms of compensation for the Company's executive officers and to review Board compensation. The Compensation Committee also administers the Company's stock option plan, long term incentive plan and senior executive retirement plan. The Compensation Committee held six meetings during the year. The Board of Directors has determined that all Compensation Committee members are "independent," as defined under the applicable Nasdaq listing standards and SEC rules and regulations. The Compensation Committee operates under a written charter, a copy of the charter is available on our corporate website at *www.nts.com*. The charter may be found as follows: From our main web page, click on "Corporate Governance" at the bottom of the page.

The Compensation Committee has retained Vision Link Advisory group to assist the Committee with its responsibilities regarding the Company's executive and director compensation programs during fiscal 2012. Vision Link's fees for the consulting services provided to the Committee in fiscal year 2012 were $25,000 and $3,400 for additional services.

*Governance Committee*

The Company's Board of Directors has a Governance Committee consisting of Messrs. Wolfe, Gibbons and Tringali. Mr. Wolfe is Chairman of the Governance Committee. The function of the Governance Committee is to consider and make recommendations on matters related to the practices, policies and procedures of the Board of Directors and to take a leadership role in shaping the corporate governance of the Company. The Governance Committee assesses the size and structure of the Board of Directors and Board committees. The Governance Committee also administers an annual evaluation of the Board of Directors' performance and effectiveness. The Governance Committee held four meetings during the year.

The Governance Committee periodically reviews the composition of the board and identifies those qualities, including diversity that supports the Company's strategic direction. Although the Committee does not have a formal diversity policy, it believes that diversity is an important consideration in evaluating board composition. Among the factors considered are personal, professional and cultural experiences that will ensure the board as a whole contributes a diversity of perspectives that represents the variety of stakeholders we serve.

The Board of Directors has determined that all Governance Committee members are "independent," as defined under the applicable Nasdaq listing standards. The Governance Committee operates under a written charter adopted by the Board of Directors. A copy of such charter is available on our corporate website at *www.nts.com*. The charter may be found as follows: From our main web page, click on "Corporate Governance" at the bottom of the page.

*Nominating Committee*

The Nominating Committee assists the Board of Directors in the selection of nominees for election to the Board. The Nominating Committee consists of Messrs. Tringali Gibbons, and Jacobs. Mr. Tringali is Chairman of the Nominating Committee. The Board of Directors has determined that each of Messrs. Gibbons, Tringali and Jacobs are "independent," as defined under the applicable NASDAQ listing standards. The Nominating Committee held five meetings during the 2012 fiscal year.

In evaluating potential nominees for the Board, the Nominating Committee considers a variety of factors, including high personal integrity and business ethics; strong interpersonal and problem solving skills; ability to contribute based on business experience and contacts; financial literacy and understanding of business metrics; ability to provide a different perspective to issues; knowledge of the company's business and/or industry; and corporate governance standards established by NASDAQ. Among the factors to be considered in evaluating a candidate, are personal, professional and cultural experiences that will insure that the Board as a whole contributes a diversity of perspectives. A copy of the Nominating Committee charter is available on our corporate website at *www.nts.com*. The charter may be found as follows: From our main web page, click on "Corporate Governance" at the bottom of the page.

**Code of Ethics**

The Company has adopted a Code of Ethics applicable to the principal executive officer and senior financial executives, including the chief executive officer and chief financial officer of the Company, as well as all employees and directors of the Company. The Code of Ethics is published on the Company's website located on the Internet at *www.nts.com*, under "Corporate Governance."

**Board's Role in Risk Oversight**

Our Board of Directors has an oversight role in managing our risk. Our Audit Committee regularly receives reports from senior management on areas of material risk, including operational, financial, legal and strategic risks. The Audit Committee receives these reports in order to enable it to understand management's views on risk identification, risk management and risk mitigation strategies. The Audit Committee, or if appropriate the full Board of Directors or another committee, will periodically request that management evaluate additional potential risks, provide additional information on identified risks, or implement risk remediation procedures.

**Board Effectiveness**

It is important that our Board of Directors and its committees are performing effectively and in the best interests of our company and our stockholders. Toward that end, our board of directors performs an annual self-assessment, led by the chair of the Governance Committee, to evaluate its effectiveness in fulfilling its obligations.

**Director Attendance at Annual Meeting**

The Company does not have a policy regarding director attendance at the Company's annual meetings of shareholders, although it encourages all directors to attend. Eight of our current directors attended the Company's 2011 annual meeting of shareholders.

**EXECUTIVE OFFICERS**

The following table sets forth the names, age and certain information concerning the Company's executive officers who do not also serve as directors:

| Name | Age | Position |
|---|---|---|
| Douglas Briskie . . . | 48 | Senior Vice President, Corporate Development. Mr. Briskie has served as Senior Vice President Corporate Development since 2007, and has been associated with the Company since 1987. |
| Derek Coppinger . . | 42 | Senior Vice President, Corporate Development. Mr. Coppinger has been Senior Vice President Corporate Development since 2007, and has been associated with the Company since 1998. |
| Raffy Lorentzian . . | 56 | Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Corporate Secretary. Mr. Lorentzian has been the Chief Financial Officer since 2007. He has been associated with the Company since 1997. |
| Dwight Moore . . . . | 49 | Senior Vice President, Chief Operating Officer. Mr. Moore has been the Chief Operating Officer since 2006 and has been associated with the Company since 1997. |

None of the executive officers was selected pursuant to any arrangement or understanding other than with the Company's executive officers acting within their capacities as such.

On April 5, 2012, we entered into a letter agreement with Raffy Lorentzian, our Chief Financial Officer, regarding his separation from the Company. The separation agreement became effective on April 12, 2012. Mr. Lorentzian's last day of employment with the Company will be April 30, 2012, unless Mr. Lorentzian elects to extend his employment until up to July 31, 2012.

## *ITEM 11. EXECUTIVE COMPENSATION.*

### Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of our named executive officers for each of the two fiscal years ended January 31, 2012 and 2011.

| Name and Principal Position | Fiscal Year End | Salary ($) | Bonus ($)(1) | Stock Awards ($)(2) | Option Awards ($)(3) | Non-Equity Incentive Plan Compensation ($)(4) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| **William McGinnis,** ......... | 2012 | $347,162 | $32,633 | ---- | ---- | ---- | $94,028(5) | $473,823 |
| President and Chief Executive Officer .................. | 2011 | $347,162 | $100,742 | ---- | ---- | $158,855 | $83,325(5) | $690,084 |
| **Dwight Moore,** ............ | 2012 | $241,900 | $16,933 | ---- | ---- | ---- | $29,801(6) | $288,634 |
| Sr. Vice President and Chief Operating Officer ......... | 2011 | $241,900 | $67,035 | ---- | ---- | $93,043 | $22,492(6) | $424,470 |
| **Raffy Lorentzian,** ........... | 2012 | $220,420 | $17,634 | ---- | ---- | ---- | $49,376(6) | $287,430 |
| Sr. Vice President and Chief Financial Officer ......... | 2011 | $220,420 | $63,963 | ---- | ---- | $100,860 | $36,257(6) | $421,500 |

(1) Represents bonuses awarded in accordance with the Company's existing short term bonus plan which is based on the Company achieving certain performance targets.

(2) We did not grant any stock awards to our named executive officers for the fiscal years ended January 31, 2012 and 2011.

(3) We did not grant any stock option awards to our named executive officers for the fiscal years ended January 31, 2012 and 2011.

(4) Represents the amount earned by the named executive officers pursuant to the "Long-Term Incentive Plan" (LTIP) adopted by the Company in fiscal year 2007. The amounts reflected on the "Summary Compensation Table" represent amounts vested or paid out to the LTIP plan participants. The amount indicated represents amount vested and not amounts paid. In general, LTIP participants only receive payments under the plan if the Company's earnings per share increase over the award period (three years). There were no incentive amounts earned in fiscal year 2012 due to the decrease in earnings per share for the fiscal year ended January 31, 2012.

(5) Includes annual vested amount of $65,553 pursuant to the Company's 2006 Supplemental Executive Retirement Plan, reimbursements of uninsured medical expenses of $19,375 and premiums towards life insurance of $9,100.

(6) Represents annual vested amount pursuant to the Company's 2006 Supplemental Executive Retirement Plan.

## Outstanding Equity Awards

The table below summarizes the current holdings of option awards and stock awards by our named executive officers for fiscal year ending January 31, 2012. Each equity grant has a 10 year life and is shown separately for each named executive officer and vests at a rate of 25% on each anniversary of the date of grant.

| | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Options UnExercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| William McGinnis . . | 22,000 | - | $4.45 | 6/27/2013 | - | - | - | - |
| | 15,000 | - | $4.56 | 6/28/2014 | - | - | - | - |
| | 25,000 | - | $4.76 | 12/1/2015 | - | - | - | - |
| Dwight Moore . . . . . | 11,000 | - | $4.45 | 6/27/2013 | - | - | - | - |
| | 5,000 | - | $4.56 | 6/28/2014 | - | - | - | - |
| | 17,500 | - | $4.76 | 12/1/2015 | - | - | - | - |
| Raffy Lorentzian . . . | 5,000 | - | $2.92 | 12/13/2012 | - | - | - | - |
| | 4,000 | - | $4.45 | 6/27/2013 | - | - | - | - |
| | 5,000 | - | $4.56 | 6/28/2014 | - | - | - | - |
| | 13,000 | - | $4.76 | 12/1/2015 | - | - | - | - |

## Employment Agreements

The Company has not entered into employment agreements with any of its named executive officers.

On April 5, 2012, we entered into a letter agreement with Raffy Lorentzian, our Chief Financial Officer, regarding his separation from the Company. Under the terms of the separation agreement, we agreed to make certain severance payments to Mr. Lorentzian, including a lump sum payment on April 30, 2012 in the total gross amount of one year's base salary ($220,420), less applicable withholdings, and reimbursement of the expense of maintaining Mr. Lorentzian's current health benefits under COBRA for 12 months following the termination date. Mr. Lorentzian is also entitled to receive any bonus amount earned under the company's short term bonus plan for fiscal 2012, as well as payment of any vested rights under the company's 2006 Long-Term Incentive Plan and Supplemental Executive Retirement Plan in accordance with the terms of those plans. In exchange for the severance payments, Mr. Lorentzian and the Company have executed a release.

The separation agreement also provides that if the Company meets the financial performance targets adopted under the short term bonus plan for fiscal 2013, Mr. Lorentzian will be entitled to receive a pro rata portion of his bonus, based on the actual number of months he was employed during the fiscal year. In addition, the separation agreement modifies the rights that Mr. Lorentzian had under his change in control agreement (discussed below) to provide that if a change in control event occurs within eighteen months following the termination date, Mr. Lorentzian will be entitled to payment of a bonus equal to one year's base salary, or a prorated portion of that amount if the change in control event occurs within 36 months following the termination date.

## Change-in-Control Agreements

The Company has entered into change-in-control agreements with certain executive officers and key employees of the Company. These agreements are intended to provide the continuity of management in the event of a change-in-control of the Company. The agreements provide that the covered executive officers and key employees could be entitled to certain severance benefits following a change in control of the Company, if they are terminated by the Company without cause. Under the severance agreements, a change-in-control would include any of the following events: (i) any "person," as defined in the Securities Exchange Act of 1934, as amended, acquires 50 percent or more of the Company's voting securities or (ii) shareholders approve certain mergers, or liquidation, or sale of the Company's assets.

Regardless of the manner in which an executive officer terminates, he or she is entitled to receive amounts earned during his or her term of employment. Such amounts include:

- non-equity incentive compensation earned during the fiscal year, to the extent vested;
- equity awarded pursuant to the "1994 stock option plan", the "2002 stock option plan" and the LTIP to the extent vested;
- amounts contributed and vested under our qualified retirement plan; and
- unused vacation pay.

Pursuant to the change in control agreement, if one of our executive officer's employment terminates without cause within twelve months following a change in control of our Company, he or she will receive a payment equal to two times his or her annual compensation, payment of medical and related benefits for a period of two years, and full accelerated vesting of all outstanding stock options. If the termination without cause occurs more than twelve but less than twenty-four months following a change in control, the executive will receive a payment equal to his or her annual compensation, payment of medical and related benefits for a period of one year, and full accelerated vesting of all outstanding stock options.

Pursuant to the supplemental executive retirement plan, each of our executive officers participating in the plan is entitled to the vested value of his or her account upon retirement, death or disability. Additionally, vesting is fully accelerated if his or her termination is due to attaining retirement age, death or disability. Finally, all unvested benefits become fully vested if the executive officer has ten or more years of employment with our Company at a time the Company has a change in control.

Pursuant to the LTIP, each of our executive officers participating in the plan is entitled to the vested value of his or her account balance upon termination of employment. Additionally, vesting is fully accelerated if the executive officer dies, becomes disabled or the executive is terminated without cause within twenty four months following a change in control of the Company.

**Risk Considerations in our Compensation Programs**

Our Compensation Committee does not believe our compensation program encourages excessive or inappropriate risk taking. We structure our pay to consist of primarily fixed compensation with cash and non-cash incentive programs. The base salary portion of compensation is designed to provide a steady income regardless of our stock price performance, so that executives do not feel pressured to focus exclusively on stock price performance to the detriment of other important business metrics. Our cash incentive program has traditionally been weighted on multiple financial metrics including revenues, operating income and other management objectives. Those metrics are evaluated each year based on perceptions of operating issues most critical to the company's short and long term success. Our equity incentive grants have traditionally been structured to provide longer term incentive. Our Compensation Committee feels that this compensation package strikes a balance between providing secure compensation and appropriate short term and long term incentives, such that our executives are not encouraged to take unnecessary or excessive risks.

**DIRECTOR COMPENSATION**

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our Board. In setting director compensation, we consider the significant amount of time that our directors spend fulfilling their duties to our Company as well as the skill level required by our board members. We seek to provide director compensation that is competitive with the compensation offered by our peer group of companies and is fair and appropriate in light of the responsibilities and obligations of our independent directors.

**Cash Compensation Paid to Board Members**

For the fiscal year ended January 31, 2012, members of our board who are not employees of our Company received an annual cash retainer and additional cash compensation based upon committee memberships and chairmanships. Directors who are also our employees receive no compensation for their services as directors.

**Restricted Stock Program**

Our compensation philosophy has been moving away from making grants of stock options. Therefore, no option awards were granted in the fiscal year ended January 31, 2012. Our non-employee directors did, however, receive restricted stock awards. Restricted stock awards vest over four years of service at the rate of 25% annually on the anniversary of the date of grant. On September 27, 2011 we granted our non-employee directors an aggregate of 41,468 shares of restricted stock. The stock price on the date of grant was $5.36 per share.

The Company does not have sufficient shares of common stock reserved for issuance under a shareholder approved plan to continue the issuance of restricted stock to directors. After reviewing alternatives for replacing the equity compensation, including recommendations from Frederick W. Cooke & Co., Inc., an independent compensation consultant, the Compensation Committee recommended, and the Board of Directors approved, a program of paying non-employee directors additional cash compensation in an amount equal to the dollar value of the equity compensation that would have otherwise been paid in restricted stock after July 1, 2011. The program includes a policy requesting that the directors (other than the Mill Road Designee) purchase shares of the Company's common stock in the open market equal to a minimum of $144,000 over five years. The Compensation Committee will evaluate the efficacy of the program in light of insider trading restrictions, the limited liquidity in the corporation's public float, and changes in market conditions.

**Director Summary Compensation Table**

The table below summarizes the compensation we paid to our non-employee directors for the fiscal year ended January 31, 2012.

| Name (1) | Fees Earned or Paid in Cash ($)(2) | Stock Awards ($)(3) | Option Awards ($)(4) | Total ($) |
|---|---|---|---|---|
| John Foster | 66,198 | 31,752 | - | 97,950 |
| John Gibbons | 97,198 | 31,752 | | 128,950 |
| Justin Jacobs | 34,597 | - | - | 34,597 |
| Robert Lin | 48,198 | 31,752 | - | 79,950 |
| Donald Tringali | 200,220 | 63,504 | - | 263,724 |
| Norman Wolfe | 60,198 | 31,752 | - | 91,950 |
| Dan Yates | 77,198 | 31,752 | - | 108,950 |

(1) William McGinnis is an executive officer of our Company and, therefore, his compensation is not reflected in this table. Mr. McGinnis receives no additional compensation for the services he renders as a director. Aaron Cohen is a director and an executive officer of our Company, but he is not a named executive officer. He receives no additional compensation for his services provided as a director. Dr. Jack Lin served as a director until his resignation on April 7, 2011.

(2) During fiscal 2012, Mr. Tringali received $97,500, Mr. Gibbons received $13,000 and Mr. Yates received $13,000 as compensation related to special committee services.

(3) Reflects the value as of the grant date of stock awards received in fiscal year 2012. As of January 31, 2012, each director has the following number of non-vested restricted stock awards outstanding: John Foster: 12,931; John Gibbons: 15,289; Robert Lin: 15,289; Donald Tringali: 30,578; Norman Wolfe: 15,289 and Dan Yates: 15,289.

(4) We granted no stock option awards to our directors for the fiscal year ended January 31, 2012. As of January 31, 2012, each director has the following number of outstanding options: John Gibbons: 17,500; Norman Wolfe: 10,000 and Dan Yates: 17,500.

## *ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

**Beneficial Ownership of Common Stock**

The following table presents information concerning the beneficial ownership of the shares of our common stock as of April 13, 2012 by:

- each person we know to be the beneficial owner of 5% or more of the outstanding shares of our common stock;
- each of our named executive officers;
- each of our directors; and
- all of our current executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. The address for each of our directors and named executive officers is c/o National Technical Systems, Inc., 24007 Ventura Boulevard, Calabasas, California 91302.

The percentage of beneficial ownership is based on 11,438,287 shares outstanding on April 13, 2012, including 117,381 restricted shares which remain subject to vesting. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of April 13, 2012 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

| Beneficial Owner | Title of Class of Stock | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|---|
| ***5% Shareholders*** | | | |
| Mill Road Capital, L.P. | Common Stock | 1,662,556[1] | 14.2% |
| 382 Greenwich Avenue, Suite One | | | |
| Greenwich, CT 06830 | | | |
| Dr. Jack Lin | Common Stock | 1,086,997[2] | 9.5% |
| 24780 Hermosilla Court, | | | |
| Calabasas, California 91302 | | | |
| Sandler Capital Management | Common Stock | 1,040,289[3] | 9.1% |
| 711 Fifth Avenue | | | |
| New York, NY 10022 | | | |
| Dimensional Fund Advisors Inc. | Common Stock | 649,477[4] | 5.7% |
| 1299 Ocean Avenue, 11th Floor | | | |
| Santa Monica, California 90401 | | | |
| Luis Antonio Hernandez | Common Stock | 620,160[5] | 5.4% |
| 3069 Misty Harbour Drive, | | | |
| Las Vegas, Nevada 89117 | | | |
| Sidney Meltzner | Common Stock | 608,002[6] | 5.3% |
| 404 21st Street | | | |
| Santa Monica, California 90402 | | | |
| ***Current Directors and Named Executive Officers:*** | | | |
| Aaron Cohen | Common Stock | 1,346,861[7][8] | 11.8% |
| Robert Lin | Common Stock | 196,359[7][8] | 1.7% |
| William McGinnis | Common Stock | 194,892[7] | 1.7% |
| Donald Tringali | Common Stock | 158,322[7][8] | 1.4% |
| John Gibbons | Common Stock | 71,941[7][8] | ** |
| Raffy Lorentzian | Common Stock | 58,935[7] | ** |
| Norman Wolfe | Common Stock | 57,276[7][8] | ** |
| Dan Yates | Common Stock | 53,233[7][8] | ** |
| Dwight Moore | Common Stock | 52,356[7] | ** |
| Dr. John Foster | Common Stock | 17,933[7] | ** |
| All current directors and executive officers as a group (twelve persons) | Common Stock | 2,292,608[7][8] | 19.6% |

** Indicates less than 1.0%

(1) Based on Schedule 13D filed by this holder with the SEC on July 7, 2011. According to the Schedule 13D includes (a) 1,362,556 shares of Common Stock, and (b) warrants to purchase 300,000 shares of Common Stock that are exercisable within 60 days from the date of the Schedule 13D.

(2) Based on Schedule 13D/A filed by this holder with the SEC on December 15, 2011. According to the Schedule 13D/A includes (a) 961,469 shares of Common Stock held directly by Dr. Lin, over which Dr. Lin has sole voting and dispositive power, (b) options to purchase 42,000 shares of Common Stock that have vested or will vest within 60 days from the date of this Schedule 13D and (c) 83,528 shares of Common Stock held by Dr. Lin jointly with his spouse, BettyAnn Lin, over which Dr. and Mrs. Lin share voting and dispositive power.

(3) Based on Schedule 13D/A filed by this holder with the SEC on March 14, 2012.

(4) Based on Schedule 13G/A filed by this holder with the SEC on February 14, 2012.

(5) Based on Schedule 13D/A filed by this holder with the SEC on December 15, 2011. According to the Schedule 13D/A includes (a) 518,000 shares of common stock held by Mr. Hernandez jointly with his spouse, Jacqueline Hernandez, over which Mr. and Mrs. Hernandez share voting and dispositive power, and (b) an aggregate of 102,160 shares of common stock of the issuer held in the names of Mr.

Hernandez's four children, over which Mr. Hernandez and his children share voting and dispositive power. Mr. Hernandez disclaims beneficial ownership of the shares held by his children.

(6) Based on Schedule 13D/A filed by this holder with the SEC on December 15, 2011. According to the Schedule 13D/A includes (a) 252,500 shares of common stock directly held by Mr. Meltzner, over which Mr. Meltzner has sole voting and dispositive power, (b) 17,500 shares of common stock held by Mr. Meltzner jointly with his spouse, Carole Meltzner, over which Mr. and Mrs. Meltzner share voting and dispositive power, and (c) 338,002 shares of common stock of the issuer directly held by CAS Foundation, over which Mr. Meltzner, as trustee of CAS Foundation, has sole voting and dispositive power. Mr. Meltzner disclaims beneficial ownership of the shares held by CAS Foundation.

(7) Includes shares covered by options exercisable within 60 days of July 1, 2011, as follows: Cohen, 21,000; Gibbons, 17,500; Lorentzian, 27,000; McGinnis, 62,000; Moore, 33,500; Wolfe, 10,000 and Yates, 17,500.

(8) Includes non-vested restricted shares as to which the holder has the power to vote but does not have the power to dispose, as follows: Cohen, 12,716; Foster, 12,931; Gibbons, 15,289; R. Lin, 15,289; Tringali, 30,578; Wolfe, 15,289 and Yates, 15,289.

**Section 16(a) Beneficial Ownership Reporting Compliance**

The Company's officers, directors and consultants are required to file initial reports of ownership and reports of change in ownership with the SEC. Officers and directors are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on information provided to the Company by individual officers and directors, the Company believes that during the fiscal year ended January 31, 2012 all filing requirements applicable to officers and directors have been complied with.

## *ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

**Family Relationships**

Robert I. Lin, a member of our Board of Directors, is the son of Dr. Jack Lin, a co-founder and former Chairman of the Board. Effective April 7, 2011 Dr. Lin resigned his position as a director. There are no other family relationships among the Company's current directors and executive officers.

**Policies for Review of Related Party Transactions**

Our Board of Directors has approved a written policy for the review, approval or ratification of all related party transactions with a value above $120,000, including loans between us and our officers, directors and principal stockholders and their affiliates. Under the charter of the Audit Committee of our board of directors, that committee is responsible for considering related party transactions and for recommendation of what action is to be taken, if any, by our Board of Directors. All related party transactions are to be on terms no less favorable to us than those that we could obtain from unaffiliated third parties. We believe that all of the transactions described below were reviewed and approved under the foregoing policies and procedures.

**Related Party Transactions**

Except for compensation of our officers and directors reflected in the tables below, we had no related party transactions within the meaning of applicable SEC rules for the year ended January 31, 2012.

**Indemnification Agreements**

Messrs. McGinnis, Moore and Lorentzian, the executive officers and the directors of the Company are parties to indemnification agreements with the Company. These agreements provide, among other things, that the Company shall (i) indemnify them against certain liabilities that may arise by reason of their status as executive officers or directors provided they acted in good faith and in a manner reasonably believed to be in the best interests of the Company and, with respect to any criminal action, had no cause to believe their conduct was unlawful, (ii) to advance the expenses actually and reasonably incurred as a result of any proceeding against them by third parties or by or in right of the Company, where the indemnitee acted in good faith in a manner the indemnitee believed to be in the best interest of the Company (subject to repayment if it is determined that the indemnitee is not entitled to indemnification), and (iii) to make a good faith attempt to obtain directors' and officers' insurance. There is not any action of proceeding pending or, to the knowledge of the Company, threatened which may result in a claim for indemnification by any director, officer, employee or agent of the Company.

## *ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.*

**Audit Fees and Other Fees**

The Company paid the following fees to Ernst & Young LLP during fiscal years ending January 31, 2012 and 2011, respectively:

| | 2012 | 2011 |
|---|---|---|
| Audit Fees | $ 485,300 | $ 427,300 |
| Audit-Related Fees | 100,000 | 115,200 |
| Tax-Related Fees | - | - |
| All Other Fees | - | - |

The audit and audit-related fees for the years ended January 31, 2012 and January 31, 2011 were for professional services rendered for the audits of the consolidated financial statements of the Company, statutory audits, consents, financial due diligence on prospective transactions and assistance with review of documents filed with the SEC.

**Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm**

The Audit Committee administers the Company's engagement of Ernst &Young LLP and pre-approves all audit and permissible non-audit services on a case-by-case basis. All services provided by Ernst & Young LLP during the fiscal years ended January 31, 2012 and 2011 were pre-approved by the Audit Committee. In approving non-audit services, the Audit Committee considers whether the engagement could compromise the independence of Ernst & Young LLP, and whether for reasons of efficiency or convenience it is in the best interest of the Company to engage its independent auditor to perform the services. The Audit Committee has determined that performance by Ernst & Young LLP of the non-audit services related to the fees on the table above did not affect their independence.

Prior to engagement, the Audit Committee pre-approves all independent auditor services. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

**REPORT OF THE AUDIT COMMITTEE**

The Audit Committee of the Board of Directors is composed of three directors each of whom is "independent," as defined under the applicable Nasdaq listing standards and SEC rules and regulations. The

Committee operates under a written charter adopted by the Board of Directors, a copy of which is available on our corporate website at *www.nts.com*.

The Committee recommends to the Board of Directors the appointment of the independent auditors, reviews the scope of audits, reviews significant changes to the Company's accounting principles and practices, reviews significant issues encountered in the course of audit work related to the adequacy of internal controls and oversees the internal audit function.

The Committee reviewed and discussed the audited financial statements with management of the Company and representatives of Ernst & Young LLP. The discussions with Ernst & Young LLP included the matters required to be discussed by Statement on Auditing Standards No. 61, as amended. In addition, the Audit Committee received the written disclosures and the letter regarding independence from Ernst & Young LLP as required by Rule 3526 of the Public Company Accounting Oversight Board and discussed with Ernst & Young LLP their independence.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended January 31, 2012 for filing with the SEC.

The Committee also recommended to the Board of Directors, and the Board has appointed, Ernst & Young LLP to audit the corporation's financial statements for the fiscal year ending January 31, 2013, subject to shareholder ratification of that appointment.

**AUDIT COMMITTEE**
John Gibbons, Chairman
John Foster
Dan Yates

*The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such information by reference in such filing.*

## PART IV

## *ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.*

***Consolidated Financial Statements and Schedules.***

The following financial states are including in Item 8 above:



The following financial schedules appear immediately following the signature page below:



***Exhibits.***

| Exhibit No. | Document Description |
|---|---|
| 2.1 ....... | Agreement of Purchase and Sale of Stock dated November 30, 2009 by and between U.S. Laboratories, Inc. and NQA, Inc. (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the period ending January 31, 2011 filed on May 2, 2011). |
| 2.2 ....... | Stock Purchase Agreement dated December 16, 2010 among NTS Technical Systems, National Technical Systems, Inc., Mechtronic Solutions, Inc., La Luz Ascensions, LLC, Lemna Hunter, Richard Hunter, New Tech I, LP And Quatro Ventures, LLC. (incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the period ending January 31, 2011 filed on May 2, 2011). |
| 2.3 ....... | Asset Purchase Agreement dated July 20, 2011 by and between NTS Technical Systems, Inc. and Ingenium Testing, LLC, Lab Nine, LLC, Lab Eight, Inc., Cliff Smith and Dennis Wingate (incorporated by reference to the exhibit filed with the registrant's Current Report on Form 8-K filed on July 26, 2011). |
| 2.4 ....... | Agreement of Purchase and Sale of Assets dated September 1, 2011 by and between NTS Technical Systems, Inc. and Lightning Technologies, Inc. (incorporated by reference to the exhibit filed with the registrant's Current Report on Form 8-K filed on September 2, 2011). |
| 3.1 ....... | Articles of Incorporation of the registrant, as amended to date (incorporated by reference to the exhibit to the registrant's Annual Report on Form 10-K for the period ending January 31, 2011 filed on May 2, 2011). |
| 3.2 ....... | Bylaws of the registrant, as amended to date (incorporated by reference to the exhibit to the registrant's Annual Report on Form 10-K for the period ending January 31, 2011 filed on May 2, 2011). |
| 3.3 ....... | Form of Certificate of Determination of the Series A Junior Participating Preferred Stock of the registrant (incorporated by reference to the exhibit to the registrant's Current Report on Form 8-K filed on September 22, 2010). |

4.1 ....... Shareholder Rights Agreement dated September 21, 2010 between the registrant and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to the exhibit to the registrant's Current Report on Form 8-K filed on September 22, 2010).

4.2 ....... First Amendment to Shareholder Rights Agreement dated June 27, 2011 between the registrant and Computershare Trust Company, N.A. as Rights Agent (incorporated by reference to the exhibit to the registrant's Current Report on Form 8-K filed on June 28, 2011).

4.3 ....... Common Stock Purchase Warrant issued to Mill Road Capital in connection with June 2011 financing (incorporated by reference to the exhibit to the registrant's Current Report on Form 8-K filed on June 28, 2011).

10.1# ..... National Technical Systems, Inc. 2002 Stock Option Plan (incorporated by reference to the exhibit to the registrant's Annual Report on Form 10-K for the period ending January 31, 2011 filed on May 2, 2011).

10.2# ..... National Technical Systems, Inc. 2006 Long-Term Incentive Plan, as amended and restated, effective December 31, 2008 (incorporated by reference to the exhibit to the registrant's Quarterly Report on Form 10-Q filed on September 13, 2010 and incorporated herein by reference).

10.3# ..... National Technical Systems, Inc. 2006 Supplemental Executive Retirement Plan, as amended and restated, effective December 31, 2008 (incorporated by reference to the exhibit to the registrant's Quarterly Report on Form 10-Q filed on September 13, 2010).

10.4# ..... National Technical Systems Inc. 2006 Equity Incentive Plan (incorporated by reference to the exhibit to the registrant's Quarterly Report on Form 10-Q filed on September 13, 2010).

10.5# ..... Form of Indemnification Agreement between the registrant and certain of its directors and officers (incorporated by reference to the exhibit to the registrant's Current Report on 8-K filed on October 21, 2011).

10.6# ..... Form of Change in Control Agreement between the registrant and certain of its directors and officers.

10.7# ..... Employment and Retirement Benefits Agreement between the registrant and Aaron Cohen dated January 1, 2012.

10.8# ..... Letter Agreement between the registrant and Raffy Lorentzian dated April 5, 2012.

10.9 ...... Amended and Restated Credit Agreement made as of November 10, 2010, by and among the financial institutions from time to time signatory thereto, Comerica Bank, as Administrative Agent, Joint Lead Arranger and Bookrunner, U.S. Bank National Association, as Joint Lead Arranger and Syndication Agent, and National Technical Systems, Inc. and certain of its subsidiaries (incorporated by reference to the exhibit to the registrant's Current Report on Form 8-K filed on November 17, 2010).

10.10 ..... Amended and Restated Security Agreement dated November 10, 2010, by and among National Technical Systems, Inc. and certain of its subsidiaries in favor of Comerica Bank as administrative agent for and on behalf of the lenders (incorporated by reference to the exhibit to the registrant's Current Report on Form 8-K filed on November 17, 2010).

10.11 ..... 5-year 15% subordinated note issued to Mill Road Capital L.P. in connection with June 2011 financing (incorporated by reference to the exhibit to the registrant's Current Report on Form 8-K filed on June 28, 2011).

10.12 ..... Securities Purchase Agreement, dated as of June 27, 2011 by and between the registrant and Mill Road Capital L.P. (incorporated by reference to the exhibit to the registrant's Current Report on Form 8-K filed on June 28, 2011).

10.13 ..... Registration Rights Agreement, dated as of June 27, 2011 by and between the registrant and Mill Road Capital L.P. (incorporated by reference to the exhibit to the registrant's Current Report on Form 8-K filed on June 28, 2011).

21.1 ...... Subsidiaries of the registrant.

23.1 ...... Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2 ...... Consent of PKF, P.C., Independent Registered Public Accounting Firm.

31.1 ...... Certification of the Principal Executive Officer pursuant to rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2...... Certification of the Principal Financial Officer pursuant to rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 * .... Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2 * .... Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS* . XBRL Instance.
101.SCH* XBRL Taxonomy Extension Schema.
101.CAL* XBRL Taxonomy Extension Calculation.
101.DEF* XBRL Taxonomy Extension Definition.
101.LAB* XBRL Taxonomy Extension Labels.
101.PRE* XBRL Taxonomy Extension Presentation.

# Indicates management contract or compensatory plan.

* These certifications are being furnished solely to accompany this report pursuant to 18 U.S.C. 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation by reference language in such filing.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**NATIONAL TECHNICAL SYSTEMS, INC.**

April 30, 2012 By /s/ William McGinnis

William McGinnis,
*Chief Executive Officer*
*(Principal Executive Officer)*

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints William McGinnis and Donald J. Tringali, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of registrant in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ William McGinnis<br>**William McGinnis** | Chief Executive Officer and Director (Principal Executive Officer) | April 30, 2012 |
| /s/ Raffy Lorentzian<br>**Raffy Lorentzian** | Chief Financial Officer (Principal Financial and Accounting Officer) | April 30, 2012 |
| /s/ Donald J. Tringali<br>**Donald J. Tringali** | Chairman of the Board | April 30, 2012 |
| /s/ Aaron Cohen<br>**Aaron Cohen** | Senior Vice President and Vice Chairman of the Board | April 30, 2012 |
| /s/ John Foster<br>**John Foster** | Director | April 30, 2012 |
| /s/ John Gibbons<br>**John Gibbons** | Director | April 30, 2012 |
| /s/ Justin C. Jacobs<br>**Justin C. Jacobs** | Director | April 30, 2012 |
| /s/ Robert I. Lin<br>**Robert I. Lin** | Director | April 30, 2012 |
| /s/ Norman S. Wolfe<br>**Norman S. Wolfe** | Director | April 30, 2012 |
| /s/ Dan Yates<br>**Dan Yates** | Director | April 30, 2012 |

**Schedule II**

**NATIONAL TECHNICAL SYSTEMS, INC. AND SUBSIDIARIES**

Valuation and Qualifying Accounts and Reserves

Years ended January 31, 2012 and 2011

| Description | Balance at beginning of period | Accrual amount - charged to expenses | Recoveries (Write-offs), net | Balance at end of period |
|---|---|---|---|---|
| Allowance for doubtful accounts receivable:............ | | | | |
| Year ended January 31,............................... | | | | |
| 2012 ............................................... | $ 549,000 | $ (71,000) | $ 193,000 | $ 671,000 |
| 2011 ............................................... | $1,000,000 | $ 60,000 | $ (511,000) | $ 549,000 |

Exhibit 21.1

**NATIONAL TECHNICAL SYSTEMS, INC.**

**LIST OF SUBSIDIARIES**

NTS TECHNICAL SYSTEMS, A CALIFORNIA CORP.

ACTON ENVIRONMENTAL TESTING CORPORATION, A MASSACHUSETTS CORP.

APPROVED ENGINEERING TESTING LABORATORIES, INC., A CALIFORNIA CORP.

ETCR INC., A CALIFORNIA CORP.

XXCAL, INC., A CALIFORNIA CORP.

NATIONAL QUALITY ASSURANCE, INC., A MASSACHUSETTS CORP. (50% OWNED)

NTS EUROPE, GmbH

AETL TESTING, INC. dba NTS CALGARY

PHASE SEVEN LABORATORIES, A CALIFORNIA CORP.

UNITED STATES TEST LABORATORY, LLC.

ELLIOTT LABORATORIES, LLC

UNITEK TECHNICAL SERVICES, INC. (50% OWNED)

MECHTRONIC SOLUTIONS, INC.

Exhibit 23.1

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Form S-8 No. 333-136132 pertaining to the National Technical Systems, Inc. 2006 Equity Incentive Plan,
(2) Form S-8 No. 333-106426 pertaining to the National Technical Systems, Inc. 2002 Stock Option Plan,
(3) Form S-8 No. 333-106425 pertaining to the National Technical Systems, Inc. 1994 Stock Option Plan,
(4) Form S-8 No. 333-04905 pertaining to the National Technical Systems, Inc. 1994 Stock Option Plan, and
(5) Form S-3 No. 333-175418 pertaining to shares acquired by Mill Road Capital;

of our report dated April 30, 2012, with respect to the consolidated financial statements and schedule of National Technical Systems, Inc. included in this Annual Report (Form 10-K) of National Technical Systems, Inc. for the year ended January 31, 2012.

/s/ Ernst & Young LLP

Los Angeles, California
April 30, 2012

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated April 24, 2012, with respect to the consolidated financial statements of NQA, Inc. for the years ended January 31, 2012 and 2011, included in the Annual Report (Form 10-K) of National Technical Systems, Inc. for the year ended January 31, 2012.

/s/ PKF, P.C.

Boston, Massachusetts
April 24, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors
NQA, Inc.

We have audited the accompanying consolidated balance sheet of NQA, Inc. (the "Company") as of January 31, 2012 and 2011, and the related consolidated statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NQA, Inc. as of January 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PKF, P.C.

April 24, 2012

Exhibit 31.1

**CERTIFICATIONS**

I, William McGinnis, certify that:

1. I have reviewed this annual report on Form 10-K of National Technical Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 30, 2012

/s/ William McGinnis

William McGinnis,
*Chief Executive Officer*
*(Principal Executive Officer)*

Exhibit 31.2

**CERTIFICATIONS**

I, Raffy Lorentzian, certify that:

1. I have reviewed this annual report on Form 10-K of National Technical Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 30, 2012

/s/ Raffy Lorentzian
Raffy Lorentzian,
*Senior Vice President and*
*Chief Financial Officer*
*(Principal Financial and Accounting Officer)*

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NATIONAL TECHNICAL SYSTEMS, INC. (the Company) on Form 10-K for the period ending January 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, William McGinnis, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company, as of, and for, the periods presented in the Report.

Dated: April 30, 2012

/s/ William McGinnis

William McGinnis,
*Chief Executive Officer*
*(Principal Executive Officer)*

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NATIONAL TECHNICAL SYSTEMS, INC (the Company) on Form 10-K for the period ending January 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Raffy Lorentzian, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company, as of, and for, the periods presented in the Report.

Dated: April 30, 2012

/s/ Raffy Lorentzian

Raffy Lorentzian,
*Senior Vice President and*
*Chief Financial Officer*
*(Principal Financial and Accounting Officer)*

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

# CORPORATE DIRECTORY

## Directors

**Donald Tringali**
Chairman of the Board
President of Augusta Advisory Group, Inc.

**William McGinnis**
President
Chief Executive Officer

**Aaron Cohen**
Vice Chairman of the Board
Senior Vice President

**Dr. John Foster**
Chairman and Chief Executive Officer of
Owl biomedical, Inc.

**John Gibbons**
Independent Consultant

**Justin Jacobs**
Managing Director of
Mill Road Capital L.P.

**Robert Lin**
President, Chief Executive Officer of
MTI-Marketing Techniques, Inc.

**Norman Wolfe**
President of Quantum Leaders, Inc.

**Dan Yates**
Chief Executive Officer of Regents Bank
President of Grandpoint Capital



**Donald Tringali**

## Corporate Officers

**William McGinnis**
President
Chief Executive Officer

**Aaron Cohen**
Vice Chairman of the Board
Senior Vice President

**Michael El-Hillow**
Chief Financial Officer

**Dwight Moore**
Senior Vice President
Chief Operating Officer

**Douglas Briskie**
Senior Vice President

**Derek Coppinger**
Senior Vice President



**William McGinnis**

## Annual Shareholders' Meeting
The Annual Shareholders' Meeting
of National Technical Systems, Inc.
Wednesday, October 24, 2012
11:00 a.m. (Pacific Time)
NTS – Fullerton
1536 East Valencia Drive
Fullerton, CA 92831

## World Headquarters
24007 Ventura Blvd
Calabasas, CA 91302
Tel: 818.591.0776
Fax: 818.591.0899
www.nts.com

## Investors' Contact
Allen & Caron, Inc.
18200 Von Karman, Suite 780
Irvine, CA 92612
Tel: 949.474.4300
www.allencaron.com

## Transfer Agent and Registrar
Computershare Trust Company
250 Royall Street
Canton, MA 02021

## Facilities
Acton, MA....................978.263.2933
Albuquerque, NM.........505.821.4740
Boxborough, MA.......... 978.266.1001
Camden, AR................ 870.574.0031
Centreville, VA............ 703.961.9901
Culver City, CA............ 310.641.7700
Dana Point, CA............ 949.429.8602
Detroit, MI...................313.835.0044
Fremont, CA............... 510.578.3500
Fullerton, CA.............. 714.879.6110
Indianapolis, IN........... 317.241.8248
Los Angeles, CA...........310.348.0900
Newark, CA................ 510.578.3500
Pittsfield, MA..............413.499.2135
Plano, TX.....................972.509.2566
Rockford, IL.................815.315.9250
Rustburg, VA.............. 434.846.0244
San Clemente, CA....... 949.361.9189
Santa Clarita, CA......... 661.259.8184
Tempe, AZ...................480.966.5517
Tinton Falls, NJ............732.936.0800
Ventura, CA................ 805.644.8476
Wichita, KS................ 316.832.1600

Munich, Germany......... 49.89.722.29448
Yokohama, Japan.........81.45.332.7333
Ho Chi Minh, Vietnam...800.879.9225

**NATIONAL TECHNICAL SYSTEMS, INC.**
**24007 Ventura Boulevard**
**Calabasas, California 91302**

---

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
**To be held October 24, 2012**

---

To the Shareholders of National Technical Systems, Inc.:

Notice is hereby given that the 2012 Annual Meeting of Shareholders (the "*Annual Meeting*") of National Technical Systems, Inc., a California corporation ("*NTS*" or the "*Company*"), will be held at the Company's facilities at 1536 East Valencia Avenue, Fullerton, California, 92831 on Wednesday, October 24, 2012 at 11:00 a.m., Pacific Time, for the purpose of considering and acting upon the following matters:

1. *Election of Directors*. To elect as Class I directors for terms expiring in 2015, and until their respective successors are duly elected and qualified, the following three nominees recommended by the Board of Directors: John Foster, William McGinnis and Donald Tringali.

2. *Ratify the Appointment of Independent Registered Public Accounting Firm.* To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2013.

3. *Transaction of Other Business*. To transact such other business and to consider and take action upon any and all matters that may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Pursuant to the Company's Bylaws, the Board of Directors has fixed the close of business on August 27, 2012 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. For ten days prior to the Annual Meeting, a complete list of the shareholders entitled to vote at the Annual Meeting will be available for examination by any shareholder for any purpose relating to the Annual Meeting, during ordinary business hours at the Company's principal offices located at 24007 Ventura Boulevard, Calabasas, California 91302.

Calabasas, California

September 19, 2012

By Order of the Board of Directors,

Michael El-Hillow
Secretary

**YOU ARE URGED TO VOTE BY MARKING, SIGNING AND RETURNING THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. THE ENCLOSED PROXY IS BEING SOLICITED BY THE COMPANY'S BOARD OF DIRECTORS.**

**NATIONAL TECHNICAL SYSTEMS, INC.**
**24007 Ventura Boulevard,**
**Calabasas, California 91302**

---

**PROXY STATEMENT**
**For**
**ANNUAL MEETING OF SHAREHOLDERS**
**To be held October 24, 2012**

---

## INFORMATION CONCERNING SOLICITATION AND VOTING STOCK

### General

This proxy statement ("*Proxy Statement*") is furnished in connection with the solicitation of proxies for use at the 2012 Annual Meeting of Shareholders (the "*Annual Meeting*") of National Technical Systems, Inc., a California corporation ("*us*," "*we*," "*our*," "*NTS*" or the "*Company*") to be held at the Company's facilities at 1536 East Valencia Avenue, Fullerton, California, 92831 on Wednesday, October 24, 2012 at 11:00 a.m., Pacific Time, and at any and all adjournments thereof.

It is anticipated that this Proxy Statement and the accompanying notice and form of proxy will be mailed to shareholders eligible to receive notice of, and to vote at, the Annual Meeting on or about September 19, 2012.

The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2012 (the "*Annual Report*") is being mailed with this Proxy Statement, but does not constitute part of the proxy solicitation material. You may also view an electronic copy of the Annual Report free of charge on the Securities and Exchange Commission ("*SEC*") website located on the Internet at *www.sec.gov*.

### Voting of Proxies

We have enclosed a form of proxy for you to vote your shares at the Annual Meeting. The proxy allows you to instruct the proxyholders designated in the proxy as to how to vote your shares at the meeting. If you properly execute and complete your proxy and it is received in time for the Annual Meeting, your shares will be voted in accordance with your instructions specified on the proxy.

**If you sign and return a proxy, but do not mark the proxy to indicate how the shares should be voted, the shares represented by your executed proxy will be voted "FOR" Proposal 1—the election of each of the director-nominees named herein, "FOR" Proposal 2—ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2013, and, if any other business is properly presented at the Annual Meeting, such proxy will be voted in accordance with the recommendations of management of the Company.**

### Revocability of Proxies

If you execute and deliver a proxy, you have the right to revoke it any time before it is exercised. You may revoke it by giving notice in writing to the Corporate Secretary at 24007 Ventura Boulevard, Calabasas, California 91302. You may also revoke a proxy by, executing and delivering a new proxy with a later date, casting an Internet or telephone vote at a later date, or by attending the Annual Meeting in person and voting or providing notice of your revocation at the Annual Meeting.

**Proxy Solicitation Costs**

The Board of Directors of the Company is soliciting proxies to be used at the 2012 Annual Meeting, and the Company is bearing the cost of this solicitation. The solicitation of proxies is being made initially by mail. Directors, officers and other employees of the Company may solicit proxies in person, by telephone, electronically, by mail or other means, but they will not be specifically compensated for these services.

**Quorum; Voting Rights**

The close of business on August 27, 2012, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. The outstanding voting securities of the Company at August 27, 2012 consisted of 11,451,287 shares of no par value common stock ("*Common Stock*"). The presence, in person or by proxy, of the holders of a majority of the shares entitled to vote will constitute a quorum for the transaction of business at the Annual Meeting, including, without limitation, a motion to adjourn the Annual Meeting to another time or place in order to solicit additional proxies approving matters recommended by the Board of Directors. Abstentions and broker "non-votes" are counted as present and entitled to vote for purpose of determining the presence or absence of a quorum.

Each shareholder is entitled to one vote, in person or by proxy, for each share of Common Stock standing in such shareholder's name on the books of the Company as of the record date on any matter submitted to the shareholders. In voting for the election of directors, shareholders do not have the right to cumulate their votes.

A plurality of the votes cast in person or by proxy and entitled to vote at the Annual Meeting is required for the election of directors. The affirmative vote of a majority of the shares represented at the Annual Meeting and a majority of the quorum to transact business at the Annual Meeting is required for ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2013.

Brokers who hold shares of Common Stock for the accounts of their clients may vote such shares either as directed by their clients or in their own discretion if permitted by the stock exchanges or other organizations of which they are members. Members of the New York Stock Exchange (NYSE), including brokers, are permitted to vote their clients' shares in their own discretion on certain matters if the clients have not furnished prior voting instructions. However, the NYSE defines various proposals as "non-discretionary" or "non-routine" and brokers who have not received voting instructions from their clients as to such proposals do not have discretion to vote on those proposals. Brokers do not have discretion to vote a client's shares on non-routine matters such as Proposal 1. However, brokers do have discretion to vote a client's shares on routine matters such as Item 2. When a broker votes a client's shares on some but not all of the proposals at a meeting, the shares that are not voted with respect to a particular proposal are referred to as "broker non-votes." Abstentions and broker non-votes will have no effect on the outcome of Proposal 1. Abstentions and broker non-votes will have the effect of an "AGAINST" vote on Proposal 2.

## PROPOSAL NO. 1
## ELECTION OF DIRECTORS

The Company has a classified Board of Directors, which currently consists of a total of nine directors, who are divided among the three classes. All directors serve until their respective successors are duly elected and qualified. At each annual meeting of the shareholders, directors in a class are elected for a term of three years to succeed the directors in that class whose terms expire at such annual meeting.

The term of the Company's Class I directors will expire on the date of the upcoming Annual Meeting. Accordingly, three persons are to be elected to serve as Class I directors. The Nominating Committee of the Board of Directors selected, and the Board of Directors approved, John Foster, William McGinnis and Donald Tringali as nominees for election at the Annual Meeting. Each of the nominees is currently serving as a Class I director of the Company. If elected, Messrs. Foster, McGinnis and Tringali will serve as directors until the Company's annual meeting of shareholders in 2015, and until their successors are duly elected and qualified.

Each of Messrs. Foster, McGinnis and Tringali has consented to be named in the Proxy Statement and has agreed to serve if elected, and management and the Board of Directors presently have no reason to believe that they will be unable to serve or will not serve. If any of the Board's nominees becomes unable to serve or for good cause will not serve as a director, proxies granted using the enclosed proxy card will be voted for the election of such person as will be designated by the Board of Directors to replace such Board nominee. If the Board designates any substitute nominees, the Company will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes certain biographical and other information about such nominees required by SEC rules.

**Members of the Board of Directors**

The following sets forth the names of, and certain information concerning, the Company's directors and the director-nominees:

| Name | Age | Position or Office | Director Since | End of Term |
|---|---|---|---|---|
| **Class I Directors:** | | | | |
| John Foster ............... | 53 | Director | 2009 | 2012(1) |
| William McGinnis ........ | 53 | Chief Executive Officer and President | 1994 | 2012(1) |
| Donald Tringali ........... | 54 | Chairman of the Board | 1999 | 2012(1) |
| **Class II Directors:** | | | | |
| Aaron Cohen ............. | 75 | Vice Chairman of the Board | 1975(2) | 2013 |
| Justin Jacobs.............. | 37 | Director | 2011 | 2013 |
| Dan Yates ................ | 51 | Director | 2003 | 2013 |
| **Class III Directors:** | | | | |
| John Gibbons ............. | 64 | Director | 2003 | 2014 |
| Robert Lin................. | 54 | Director | 1988 | 2014 |
| Norman Wolfe............ | 65 | Director | 2001 | 2014 |

(1) Director-nominee slated for re-election at the Annual Meeting.

(2) Mr. Cohen began serving as a director of the Company in 1975 and has served every year since then, except for the period of time from June 1988 until 1997 when he served as a director of the Company's spin off United Education & Software, Inc. Small Business Administration regulations prohibited Mr. Cohen from serving as a director of the Company while he served on the board of United Education & Software, Inc.

*Dr. John Foster* has served as the Chief Executive Officer of Owl biomedical, Inc. a privately held developer of micro-chip based cell sorting technology for the biomedical industry since January 2012. For more than five years prior to January 2012, Mr. Foster served as the Chairman and Chief Executive Officer of Innovative Micro Technology, Inc., a MEMS (micro-electromechanical systems) contract manufacturer and foundry. The Nominating Committee believes that Dr. Foster's background and experience in technology-driven companies, his public company chief executive officer experience, foreign company operational responsibilities, and experience in the development of innovative technologies provide substantial support for his nomination and service as a director of the Company.

*William McGinnis* is President and Chief Executive Officer of the Company. He has been associated with the Company continuously since 1980. The Nominating Committee believes that Mr. McGinnis' extensive management, operational and engineering experience and acumen, his long history with the Company, and his proven record of attaining operational and financial objectives under a variety of economic and competitive conditions provide substantial support for his nomination and service as a director of the Company.

*Donald Tringali* has been the Chairman of the Board since May 2010. Prior to that, he was Vice Chairman of the Board from June 2006. He has been President of Augusta Advisory Group, a management consulting company, for more than five years. The Nominating Committee believes that Mr. Tringali's extensive prior experience as a senior corporate officer of a publicly traded company, consulting work with various businesses and organizations, experience as a lawyer, and broad knowledge of mergers, acquisitions, legal and financial matters affecting public companies provide substantial support for his nomination and service as a director of the Company.

*Aaron Cohen* is a founder, Vice Chairman of the Board and Senior Vice President, Corporate Development of the Company. He has been associated with the Company since 1961. Since 2007 Mr. Cohen has served on the Board of Directors of Tetragenex Pharmaceuticals, Inc. (OTC: TTRX). The Nominating Committee believes that Mr. Cohen's long-time history with and significant knowledge of the Company as one of its founders, his prior experience as a chief executive officer and director of a public company, and extensive expertise in engineering operations provide significant support for his nomination and service as a director of the Company.

*Justin Jacobs* is a managing director with Mill Road Capital Partners L.P, a private investment firm focused on investing in and partnering with publicly traded micro-cap companies in the U.S. and Canada. Mr. Jacobs has been associated with Mill Road Capital since 2005. Prior to joining Mill Road Capital, Mr. Jacobs worked at LiveWire Capital, an investment and management group focused on control, and operationally-intensive buy-outs of small companies. Prior to joining LiveWire, Mr. Jacobs was an investment professional in the private equity group at The Blackstone Group. Mr. Jacobs is a member of the Board of Directors of Galaxy Nutritional Foods. He earned a B.S. with dual concentrations in finance and accounting from the McIntire School of Commerce at the University of Virginia where he graduated Beta Gamma Sigma, the highest academic distinction in the undergraduate business program.

*Dan Yates* has served as the President of Grandpoint Capital, Inc., a bank holding company, since January of 2012 when Grandpoint Capital, Inc. merged with Regents Bank, a La Jolla California-based commercial bank. Mr. Yates continues to serve as Chief Executive Officer of Regents Bank, which he helped establish in 2001. The Nominating Committee believes that Mr. Yates' significant experience as president of a commercial bank, his extensive knowledge of commercial lending, and intimate knowledge of financing of a variety of commercial businesses and attainment of financial objectives provide substantial support for his nomination and service as a director of the Company.

*John Gibbons* has been an independent consultant since April 2004. Prior to April 2004, Mr. Gibbons was Vice Chairman of TMC Communications, Inc., a long distance, data and Internet services provider. He is a director of Deckers Outdoor Corporation, (NASDAQ: DECK), a designer, producer and brand manager of innovative, high-quality footwear. The Nominating Committee believes that Mr. Gibbons' extensive prior experience as a chief executive officer of several companies, directorship of other public companies and background as a certified public accountant, together with his financial experience and acumen, provide substantial support for his nomination and service as a director of the Company.

*Robert Lin* has been President and Chief Executive Officer of MTI-Marketing Techniques, Inc., a manufacturer and distributor of products for the advertising specialty and premium markets, for more than five years. The Nominating Committee believes that Mr. Lin's substantial service as the chief executive officer of a manufacturing and distribution company, operational responsibilities, significant experience with the Company and track record of achievement provide substantial support for his nomination and service as a director of the Company.

*Norman Wolfe* has been President and Chief Executive Officer of Quantum Leaders, Inc., a management consulting firm specializing in strategy execution, for more than five years. Mr. Wolfe holds an Advanced Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization. The Nominating Committee believes that Mr. Wolfe's substantial experience as chief executive officer of a company, extensive experience in providing consulting services to a broad spectrum of businesses, and deep knowledge and experience in corporate governance matters provide substantial support his nomination and service as a director of the Company.

None of the director-nominees was selected pursuant to any arrangement or understanding with the Company. On June 27, 2011, we entered into a $14 million financing transaction with Mill Road Capital, L.P. ("*Mill Road*"). In connection with the Mill Road financing we entered into certain agreements that gave Mill Road the right to appoint a member to our Board of Directors for so long as it owns 5% of our outstanding common stock. Mill Road designated Justin C. Jacobs as its initial designee to our Board of Directors.

**Director Independence**

The Board of Directors has determined that each of the current directors and nominees listed above, except Aaron Cohen, Robert Lin, and William McGinnis, is, or would be if elected, an independent director of the Company within the meaning of Rule 5605(a)(2) of Nasdaq's Listing Rules.

***THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF JOHN FOSTER, WILLIAM McGINNIS AND DONALD TRINGALI AS CLASS I DIRECTORS.***

*****

## PROPOSAL NO. 2:
## RATIFICATION OF APPOINTMENT OF REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors has appointed Ernst & Young LLP as the Company's independent registered public accounting firm to audit its financial statements for the fiscal year ending January 31, 2013. The decision of the Board of Directors was based on the recommendation of the Audit Committee. Ernst & Young LLP has acted as the Company's independent registered public accounting firm since its appointment during fiscal year 1990. A representative of Ernst & Young LLP is not expected to be present at the Annual Meeting, but if present will be provided with the opportunity to make a statement if the representative desires to do so, and would expect to be available to respond to appropriate questions.

Although ratification by shareholders is not required by law, the Board of Directors has determined that it is desirable to request approval of this selection by our shareholders. Notwithstanding its selection, the Board of Directors, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Board of Directors believes that such a change would be in the best interests of the Company and its shareholders. If the shareholders do not ratify the appointment of Ernst & Young LLP, the Board of Directors may reconsider its selection.

***THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JANUARY 31, 2013.***

*****

## OTHER MATTERS

Management is not aware of any other matters to be presented for action at the meeting or any adjournment thereof. However, if any matters come before the meeting, it is intended that shares represented by proxy will be voted in accordance with the judgment of the persons voting them.

## CORPORATE GOVERNANCE AND OTHER MATTERS

### Leadership Structure

Since 2010 we have operated with an independent, nonexecutive director as the Chairman of the Board of Directors. We believe that the separation of the roles of the Chairman and the Chief Executive Officer presents the best governance structure for the Company at this time and provides for independent oversight of management at the Board leadership level. The Chairman role provides our outside directors with a platform to control agendas and discussion for board meetings. In addition, the role creates a focal point for efficient communication between the Board of Directors and Company management.

### The Board of Directors and Committees

The Board of Directors is responsible for the supervision of the overall affairs of the Company. The Board of Directors held ten meetings during the last fiscal year. Each director attended at least 75 percent of the meetings of the Board of Directors and each Committee on which he served during the fiscal year ended January 31, 2012.

*Audit Committee*

The Company's Board of Directors has an Audit Committee consisting of Messrs. Foster, Gibbons and Yates. Mr. Gibbons is Chairman of the Audit Committee. The function of the Audit Committee is to (a) select the Company's independent registered public accounting firm, (b) review the scope and findings of the annual audit, (c) review accounting policies and procedures and the Company's financial reports, and (d) evaluate the internal controls employed by the Company. The Audit Committee held nine meetings during the year. The Board has determined that each of the Audit Committee members are "independent," as defined under the applicable Nasdaq listing standards and SEC rules and regulations. The Board of Directors has determined that Mr. Gibbons qualifies as an "audit committee financial expert" under SEC rules and regulations. A copy of the written charter of the Audit Committee is available on our corporate website at *www.nts.com*. The charter may be found as follows: from our main web page, click on "Corporate Governance" at the bottom of the page.

*Compensation Committee*

The Company's Board of Directors has a Compensation Committee consisting of Messrs. Foster, Jacobs and Yates. Mr. Yates is the Chairman of the Compensation Committee. The function of the Compensation Committee is to consider and make recommendations to the Board of Directors on salaries, bonuses, and other forms of compensation for the Company's executive officers and to review Board compensation. The Compensation Committee also administers the Company's stock option plan, long term incentive plan and senior executive retirement plan. The Compensation Committee held six meetings during the year. The Board of Directors has determined that all Compensation Committee members are "independent," as defined under the applicable Nasdaq listing standards and SEC rules and regulations. The Compensation Committee operates under a written charter. A copy of the charter is available on our corporate website at *www.nts.com* under "Corporate Governance".

The Compensation Committee retained Vision Link Advisory group to assist the Committee with its responsibilities regarding the Company's executive and director compensation programs during fiscal 2012. Vision Link's fees for the consulting services provided to the Committee in fiscal year 2012 were $25,000 and $3,400 for additional services. The Compensation Committee also retained Frederick W. Cook & Co. Inc. for assistance in evaluating compensation programs for non-employee directors and paid fees of $53,636 in fiscal 2012.

*Governance Committee*

The Company's Board of Directors has a Governance Committee consisting of Messrs. Gibbons, Tringali and Wolfe. Mr. Wolfe is Chairman of the Governance Committee. The function of the Governance Committee is to consider and make recommendations on matters related to the practices, policies and procedures of the Board of Directors and to take a leadership role in shaping the corporate governance of the Company. The Governance Committee assesses the size and structure of the Board of Directors and Board committees. The Governance Committee also administers an annual evaluation of the Board of Directors' performance and effectiveness. The Governance Committee held four meetings during the 2012 fiscal year. The Governance Committee periodically reviews the composition of the board and identifies those qualities that support the Company's strategic direction. The Committee does not have a formal diversity policy, but believes that diversity is an important consideration in evaluating board composition. Among the factors considered are personal, professional and cultural experiences that will ensure the board as a whole contributes a diversity of perspectives that represents the variety of stakeholders we serve. The Board of Directors has determined that all Governance Committee members are "independent," as defined under the applicable Nasdaq listing standards. The Governance Committee operates under a written charter adopted by the Board of Directors. A copy of the charter is available on our corporate website at *www.nts.com* and may be found as follows: from our main web page, click on "Corporate Governance" at the bottom of the page.

*Nominating Committee*

The Nominating Committee assists the Board of Directors in the selection of nominees for election to the Board. The Nominating Committee currently consists of Messrs. Gibbons, Tringali and Jacobs. Mr. Tringali is Chairman of the Nominating Committee. Mr. Jacobs joined the Nominating Committee on July 20, 2011. The Nominating Committee held five meetings during the fiscal year ended January 31, 2012. (Four of those meetings were held prior to Mr. Jacobs joining the board and the Nominating Committee, at which time the Nominating Committee was comprised of Messrs. Gibbons, Tringali and Yates.) Each member of the Nominating Committee was and is deemed to be "independent," as defined under the applicable Nasdaq listing standards.

In evaluating potential nominees for the Board, the Nominating Committee considers a variety of factors, including high personal integrity and business ethics; strong interpersonal and problem solving skills; ability to contribute based on business experience and contacts; financial literacy and understanding of business metrics; ability to provide a different perspective to issues; knowledge of the Company's business and/or industry; and corporate governance standards established by Nasdaq. Among the factors to be considered in evaluating a candidate are personal, professional and cultural experiences that will insure that the Board as a whole contributes a diversity of perspectives. A copy of the Nominating Committee charter is available on our corporate website at *www.nts.com*. The charter may be found as follows: from our main web page, click on "Corporate Governance" at the bottom of the page.

**Code of Business Ethics**

The Company has adopted a Code of Business Ethics applicable to the principal executive officer and senior financial executives, including the chief operating officer and chief financial officer of the Company, as well as all employees and directors of the Company. The Code of Business Ethics is published on the Company's website located on the Internet at *www.nts.com*, under "Corporate Governance."

**Board's Role in Risk Oversight**

Our Board of Directors has an oversight role in managing our risk. Our Audit Committee regularly receives reports from senior management on areas of material risk, including operational, financial, legal and strategic risks. The Audit Committee receives these reports in order to enable it to understand management's views on risk identification, risk management and risk mitigation strategies. The Audit Committee, or if appropriate the full Board of Directors or another committee, will periodically request that management evaluate additional potential risks, provide additional information on identified risks, or implement risk remediation procedures.

**Board Effectiveness**

It is important that our Board of Directors and its committees are performing effectively and in the best interests of our company and our stockholders. Toward that end, our board of directors performs an annual self-assessment, led by the chair of the Governance Committee, to evaluate its effectiveness in fulfilling its obligations.

**Director Attendance at Annual Meeting**

The Company does not have a policy regarding director attendance at the Company's annual meetings of shareholders, although it encourages all directors to attend. Eight of our current directors attended the Company's 2011 annual meeting of shareholders.

## EXECUTIVE OFFICERS

The following table sets forth the names of, and certain information concerning, the Company's executive officers who do not also serve as directors:

| Name | Age | Position |
|---|---|---|
| Douglas Briskie....... | 48 | Senior Vice President, Corporate Development. Mr. Briskie has served as Senior Vice President Corporate Development since 2007, and has been associated with the Company since 1987. |
| Derek Coppinger...... | 42 | Senior Vice President, Corporate Development. Mr. Coppinger has been Senior Vice President Corporate Development since 2007, and has been associated with the Company since 1998. |
| Michael El-Hillow .... | 60 | Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Corporate Secretary. Mr. El-Hillow is a certified public accountant, and was appointed our Chief Financial Officer on July 25, 2012. From 2007 to 2011, Mr. El-Hillow was with Evergreen Solar, Inc. (OTC:ESLRQ), a Marlborough, MA-based developer, manufacturer and marketer of solar modules and panels. In 2007 he joined that company's management team as its Chief Financial Officer, and from 2009 to 2010 he was also Chief Operations Officer. In late 2010, he was appointed as Chief Executive Officer with the mandate to restructure or sell the company. Mr. El-Hillow successfully led the company through a restructuring under U.S. bankruptcy protection beginning in August 2011 and a sale of its assets in November 2011. Prior to 2007, Mr. El-Hillow has spent 17 years serving in senior management positions with public and private companies following a 16 year career with Ernst & Young LLP. |
| Dwight Moore ........ | 49 | Senior Vice President, Chief Operating Officer. Mr. Moore has been the Chief Operating Officer since 2006 and has been associated with the Company since 1997. |

None of the executive officers was selected pursuant to any arrangement or understanding other than with the Company's executive officers acting within their capacities as such.

Mr. El-Hillow replaced our prior Chief Financial Officer, Raffy Lorentzian, effective July 25, 2012. As described further below, on April 5, 2012, we entered into a letter agreement with Mr. Lorentzian regarding his separation from the Company. The separation agreement became effective on April 12, 2012 and Mr. Lorentzian's employment with the Company terminated on July 31, 2012.

# EXECUTIVE COMPENSATION

## Compensation programs

*Salary*

We design our compensation programs to provide our executive management with a level of assured cash compensation in the form of base salary that is commensurate with their professional status and accomplishments and which is also intended to be competitive in the marketplace.

*Short Term Bonus Plan*

We maintain a Short Term Bonus Plan which provides our executive officers the ability to earn cash bonuses based on the achievement of performance targets. The size of the bonus payment and the performance targets for the Short Term Bonus Plan are set annually by the Compensation Committee. The Short Term Bonus Plan has been used to align executive compensation with the Company's short term operating goals. Historically, the performance targets have been based on a combination of performance objectives that are customized for each executive on the basis of his or her management responsibilities.

*Long Term Incentive Plan*

We adopted a Long Term Incentive Plan ("*LTIP*") in 2006 and another in 2010. The 2010 LTIP replaced the 2006 LTIP and no further awards are being made under the 2006 LTIP. The 2006 LTIP and 2010 LTIP provide participants, including the named executive officers, with the right to earn additional incentive cash compensation. The LTIPs are intended to align executive compensation with shareholders interests in long term growth in the value of the Company's common stock and motivate participants to contribute to the growth and profits of the Company.

The amount and terms of any awards under the 2006 LTIP or the 2010 LTIP are established by the Compensation Committee and reviewed with the Compensation Committee's compensation consultant against compensation programs of peer companies. Participants must generally continue to render service with the Company during the award period in order to receive payment.

Awards under the 2006 LTIP consist of either phantom stock full-value awards and/or phantom appreciation-only awards. The value of an award is determined by a weighted average of the Company's diluted earnings per share over the prior three fiscal years. The diluted earnings per share for each year will be weighted 50% for the most recent year, 35% for the preceding year and 15% for the second most recent year. This weighted average is multiplied by twenty to determine the value of award for the purposes of the plan. Full value awards are determined based on this value at maturity of the award and an appreciation-only award provides the participant with the increase in such values between the times of grant and maturity. Settlement of awards generally occurs on the earlier of the fourth anniversary of the year of grant or a change in control of the Company or certain qualifying terminations of employment and settlement is provided in cash within 90 days of the award's maturity.

Awards under the 2010 LTIP consist of either phantom stock full-value awards and/or phantom appreciation-only awards. The value of an award is determined by the arithmetic average of the Company's closing stock price over the 20 business days prior to the payment date. Full value awards are determined based on this value at maturity of the award and an appreciation-only award provides the participant with the increase in such values between the times of grant and maturity. Settlement of awards generally occurs on the earlier of: the fifth anniversary of the year of grant, a change in control of the Company, or certain qualifying terminations of employment. Settlement is provided in cash within 90 days of the award's maturity. The Company has the option to pay up to 50% of value of the award, as long as the Company is publicly traded, through delivery of vested shares of the Company's common stock valued on the basis of the prior trading day's closing price. Any settlement through shares of the Company's common stock would have to be in compliance with applicable securities laws and the listing requirements of any stock exchange on which the Company's common stock is traded.

*Equity Incentive Plan*

We have two equity based compensation plans: the 2002 Stock Option Plan and the 2006 Equity Incentive Plan. The 2006 Equity Incentive Plan replaced the 2002 Stock Option Plan, which was terminated and no further options will be granted under the 2002 Stock Option Plan. The 2002 Stock Option Plan was administrated by the Compensation Committee and authorized the Company to grant incentive and non-qualified stock options to employees and directors. Options issued under the 2002 Stock Option Plan to our named executive officers in prior years are disclosed under "Outstanding Equity Awards" below. The 2006 Equity Incentive Plan is administrated by the Compensation Committee and authorizes the Company to grant incentive and non-qualified stock options as well as stock awards to employees or non-employee directors. There were 300,000 shares of stock reserved for issuance under the 2006 Equity Incentive Plan. The shares issued under the 2006 Equity Incentive Plan have been issued as restricted shares, subject to vesting. The non-vested shares have a vesting period of four years. As of January 31, 2012, 296,509 shares of common stock had been issued under the 2006 Equity Incentive Plan and 3,491 shares were reserved for future issuance.

*Supplemental Executive Retirement Plan*

In 2006, our Compensation Committee and our Board of Directors approved and adopted the National Technical Systems, Inc. Supplemental Executive Retirement Plan, which was amended and restated in 2008 (the "*SERP*"). The SERP is an unfunded nonqualified deferred compensation plan under the Internal Revenue Code of 1986, as amended. Participants include a select group of officers or highly compensated employees of the Company who are selected by the Compensation Committee to receive benefits under the SERP. The SERP was adopted to incentivize our executive officers to remain with the Company through retirement age.

The amount that the Company credits on behalf of a participant each year is based upon a participant's salary, years to retirement, and date of entry into the plan. This amount may vary from participant to participant and from year to year as determined by the Compensation Committee. Accumulated credit balances accrue interest which is compounded monthly at an annualized rate of 5.5%.

Credits under the SERP vest on the basis of 20% per full year of continued service. Participants will forfeit any unvested benefits as of the date of termination of employment or other termination events, except that all unvested benefits shall become fully vested if termination of employment is due to retirement, death, or disability of a Participant. Additionally, all unvested benefits shall become fully vested for participants with ten or more years of service with the Company upon a change of control of the Company. A change of control is defined as either a change in the ownership of the Company, a change in the effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company as such terms are defined under Section 409A of the Internal Revenue Code. In the event a participant's service is terminated for cause, his or her SERP benefit and any future benefit payments are subject to immediate forfeiture.

Payment of earned benefits will be provided in (i) fifteen annual installment amounts after retirement or (ii) a lump sum within 90 days after termination of employment for participants whose employment terminates due to death or disability and (iii) five annual installments after other types of termination of employment.

The Company contributed an aggregate of $656,000 to the SERP in fiscal year 2012 and $750,000 in fiscal year 2011 and paid premium charges of $43,000 and $61,000 in fiscal years 2012 and 2011 for all participants, respectively, for life insurance policies with the Company designated as the beneficiary. The SERP includes aggregate investments with a fair value of $3,318,000 at January 31, 2012, consisting of money market and mutual funds.

**Summary Compensation Table**

The table below summarizes the total compensation paid or earned by (i) each individual serving as our principal executive officer during the fiscal year ended January 31, 2012, (ii) the two most highly compensated executive officers, other than the individual serving as our principal executive officer, who were serving as our executive officers as of January 31, 2012, and (iii) any individuals who would have qualified under the foregoing clause (ii) but for the fact that such individuals were not serving as our executive officers as of January 31, 2012. For fiscal 2012, we had three executive officers that satisfy the foregoing criteria. Collectively, the executive officers named in the following table are referred to as our "named executive officers."

| Name and Principal Position | Fiscal Year End | Salary ($) | Bonus ($)(1) | Stock Awards ($)(2) | Option Awards ($)(3) | Non-Equity Incentive Plan Compensation ($)(4) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| **William McGinnis,** .................. | 2012 | $347,162 | $ 31,592 | ---- | ---- | $ ---- | $ 94,028(5) | $472,782 |
| President and Chief Executive Officer | 2011 | $347,162 | $100,742 | ---- | ---- | $ 158,855 | $ 83,325(5) | $690,084 |
| **Dwight Moore,** ...................... | 2012 | $241,900 | $ 13,305 | ---- | ---- | $ ---- | $ 29,801(6) | $285,006 |
| Sr. Vice President and Chief Operating Officer | 2011 | $241,900 | $ 67,035 | ---- | ---- | $ 93,043 | $ 22,492(6) | $424,470 |
| **Raffy Lorentzian (7),** ................. | 2012 | $220,420 | $ 14,327 | ---- | ---- | $ ---- | $ 49,376(6) | $284,123 |
| Sr. Vice President and Chief Financial Officer | 2011 | $220,420 | $ 63,963 | ---- | ---- | $ 100,860 | $ 36,257(6) | $421,500 |

(1) Represents bonuses awarded in accordance with the Company's existing Short Term Bonus Plan. For fiscal 2012, each named executive officer's target bonus was set at 50% of their salary. Eighty percent of the bonus was based on the financial performance and twenty percent was based on achievement of management objectives, including successful implementation of the ERP system within budget, and meeting accounts receivable days outstanding and gross margin targets. The Company did not meet the financial performance targets but the named executive officers did receive a portion of their bonus based on achievement of management objectives. The aggregate payout of the bonus against target for the named executive officers in fiscal 2012 was: Mr. McGinnis 19%, Mr. Moore 14% and Mr. Lorentzian 16%.

(2) We did not grant any stock awards to our named executive officers for the fiscal years ended January 31, 2012 and 2011.

(3) We did not grant any stock option awards to our named executive officers for the fiscal years ended January 31, 2012 and 2011.

(4) Represents the amount earned by the named executive officers pursuant to the 2006 LTIP. The amount indicated represents amounts earned in each fiscal year and not amounts paid. In aggregate our named executive officers hold the following number of appreciation-only awards under the 2006 LTIP at January 31, 2012: Mr. McGinnis 351,998, Mr. Moore 212,998, and Mr. Lorentzian 228,863. Our named executive officers received appreciation-only awards under the 2010 LTIP in the following amounts at January 31, 2012: Mr. McGinnis 250,000, Mr. Moore 142,000, and Mr. Lorentzian 105,000. Each of these 2010 awards was issued at a grant price of $7.50 and vest over an award period of five years. There were no incentive amounts earned under the 2006 LTIP in fiscal year 2012 due to the decrease in earnings per share for the fiscal year. There were no incentive amounts earned under the 2010 LTIP in fiscal 2012 due to the price of the common stock trading below the $7.50 grant price on each outstanding award.

(5) Represents annual vested amount pursuant to the SERP, plus premiums towards life insurance of $9,100. Amount for 2012 includes $19,375 for reimbursement of uninsured medical expenses.

(6) Represents annual vested amount pursuant to the SERP.

(7) Mr. Lorentzian served as our Chief Financial Officer for fiscal 2011 and 2012. Mr. Lorentzian separated from his employment with the Company on July 31, 2012.

### Outstanding Equity Awards

The table below summarizes the current holdings of option awards by our named executive officers for fiscal year ended January 31, 2012. Each option grant is shown separately for each named executive officer. Each of the options identified below was granted under the 2002 Stock Option Plan, has a term of ten years and vested at a rate of 25% on each anniversary of the date of grant.

| | Option Awards | | | |
|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Options UnExercisable (#) | Option Exercise Price ($) | Option Expiration Date |
| William McGinnis | 22,000 | ---- | $ 4.45 | 6/27/2013 |
| | 15,000 | ---- | $ 4.56 | 6/28/2014 |
| | 25,000 | ---- | $ 4.76 | 12/1/2015 |
| Dwight Moore | 11,000 | ---- | $ 4.45 | 6/27/2013 |
| | 5,000 | ---- | $ 4.56 | 6/28/2014 |
| | 17,500 | ---- | $ 4.76 | 12/1/2015 |
| Raffy Lorentzian | 5,000 | ---- | $ 2.92 | 12/13/2012 |
| | 4,000 | ---- | $ 4.45 | 6/27/2013 |
| | 5,000 | ---- | $ 4.56 | 6/28/2014 |
| | 13,000 | ---- | $ 4.76 | 12/1/2015 |

### Employment Agreements

We have not entered into employment agreements with any of the named executive officers.

On April 5, 2012, we entered into a letter agreement with Raffy Lorentzian, our former Chief Financial Officer, regarding his separation from the Company. Under the terms of the separation agreement, we agreed to make certain severance payments to Mr. Lorentzian, including a lump sum payment on April 30, 2012 in the total gross amount of one year's base salary ($220,420), less applicable withholdings, and reimbursement of the expense of maintaining Mr. Lorentzian's current health benefits under COBRA for 12 months following the termination date. Mr. Lorentzian is also entitled to receive any bonus amount earned under the Company's Short Term Bonus Plan for fiscal 2012, as well as payment of any vested rights under the LTIP and SERP in accordance with the terms of those plans. In exchange for the severance payments, Mr. Lorentzian and the Company executed a release. The separation agreement also provides that if the Company meets the financial performance targets adopted under the Short Term Bonus Plan for fiscal 2013, Mr. Lorentzian will be entitled to receive a pro rata portion of his bonus, based on the actual number of months he was employed during the fiscal year. In addition, if any specified change in control event (as defined in the separation agreement) occurs within eighteen months following the termination date, Mr. Lorentzian will be entitled to payment of a bonus equal to one year's base salary, or a prorated portion of that amount if the change in control event occurs within 36 months following the termination date.

### Change-in-Control Agreements

The Company has entered into change-in-control severance agreements with certain executive officers and key employees of the Company including our named executive officers. These agreements are intended to provide the continuity of management in the event of a change-in-control of the Company. The agreements provide that the covered executive officers and key employees could be entitled to certain severance benefits following a change in control of the Company, if either their employment is terminated by the Company without cause or they resign their employment for good reason following certain adverse material changes to the terms of their employment. Under the change-in-control severance agreements, a change-in-control would include any of the following events: (i) any "person," as defined in the Securities Exchange Act of 1934, as amended, acquires 50 percent or more of the Company's outstanding voting securities or (ii) shareholders approve certain mergers, or liquidation, or sale of the Company's assets.

Pursuant to the change-in-control severance agreement, if a named executive officer experiences a qualifying termination of employment within twelve months following a change in control of the Company, he or she will receive a payment equal to two times his or her "annual compensation" (as defined in the agreement), the same percentage of Company-paid health insurance benefits as were provided before the change in control for two years after termination of employment, and full accelerated vesting of all outstanding stock options. If the qualifying termination of employment occurs between twelve and twenty-four months following a change in control of the Company, he or she will receive a payment equal to one times his or her annual compensation, the same percentage of Company-paid health insurance benefits as were provided before the change in control for one year after termination of employment, and full accelerated vesting of all outstanding stock options. Payment of severance benefits are conditioned on the named executive officer providing the Company with a release of claims and executing a separation agreement with the Company. The cash severance will be paid in a single lump sum payment between the 55th and 70th day after termination of employment. In addition, the severance benefits for a named executive officer will be reduced if the named executive officer would retain a greater amount of after-tax benefits by avoiding the imposition of golden parachute excise taxes under Internal Revenue Code sections 280G and 4999.

**Risk Considerations in our Compensation Programs**

Our Compensation Committee does not believe our compensation program encourages excessive or inappropriate risk taking. We structure our executive compensation to consist of primarily fixed compensation with cash and non-cash incentive programs. The base salary portion of compensation is designed to provide a steady income regardless of our stock price performance, so that executives do not feel pressured to focus exclusively on stock price performance to the detriment of other important business metrics. Our cash incentive program has traditionally been weighted on multiple financial metrics including revenues, operating income and other management objectives. Those metrics are evaluated each year based on perceptions of operating issues most critical to the Company's short and long term success. Our equity incentive grants have traditionally been structured to provide longer term incentive. Our Compensation Committee feels that this compensation package strikes a balance between providing secure compensation and appropriate short term and long term incentives, such that our executives are not encouraged to take unnecessary or excessive risks.

## DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our Board. In setting director compensation, we consider the significant amount of time that our directors spend fulfilling their duties to our Company as well as the skill level required by our board members. We seek to provide director compensation that is competitive with the compensation offered by our peer group of companies and is fair and appropriate in light of the responsibilities and obligations of our independent directors.

### Cash Compensation Paid to Board Members

For the fiscal year ended January 31, 2012, we paid the non-employee members of our board an annual cash retainer and additional cash compensation based upon committee memberships and chairmanships. Each of our non-employee directors is compensated $61,428 per year for their service on our board of directors. Any non-employee director serving as chairman of our board of directors is paid additional board fees of $31,752 and Chairman fees of $30,000 per year. Non-employee directors are also compensated for service on standing committees at a rate of $6,000 per year and $12,000 per year for service as a committee chair ($30,000 in the case of the Audit Committee chair). Compensation for services on special committees of the board is determined on a case by case basis. It is also our policy to reimburse our directors for their reasonable out-of-pocket expenditures. Directors who are also our employees do not receive any compensation for their services as directors.

### Restricted Stock Program

Our compensation philosophy has been moving away from making grants of stock options. Therefore, no option awards were granted in the fiscal year ended January 31, 2012. Our non-employee directors did, however, receive restricted stock awards. On September 27, 2011 we granted our non-employee directors an aggregate of 41,468 shares of restricted stock under the 2006 Equity Incentive Plan in connection with their services rendered prior to July 1, 2011. The stock price on the date of grant was $5.36 per share. Restricted stock awards are subject to repurchase rights in favor of the company on a termination of service and vest over four years of service at the rate of 25% annually on the anniversary of the date of grant.

The Company does not have sufficient shares of Common Stock reserved for issuance under a shareholder approved plan to continue the issuance of restricted stock to directors. After reviewing alternatives for replacing the equity compensation, including recommendations from Frederick W. Cooke & Co., Inc., an independent compensation consultant, the Compensation Committee recommended, and the Board of Directors approved, a program of paying non-employee directors an additional cash compensation equal to the dollar value of the equity compensation that would have otherwise been paid in restricted stock after July 1, 2011. The program includes a policy requesting that each director (other than the Mill Road Designee) purchase shares of the Company's common stock in the open market equal to a minimum of $144,000 over five years. The Compensation Committee will evaluate the efficacy of the program in light of insider trading restrictions, the limited liquidity in the corporation's public float, and changes in market conditions.

**Director Summary Compensation Table**

The table below summarizes the compensation we paid to our non-employee directors for the fiscal year ended January 31, 2012.

| Name (1) | Fees Earned or Paid in Cash ($)(2) | Stock Awards ($)(3) | Option Awards ($)(4) | Total ($) |
|---|---|---|---|---|
| John Foster | 66,198 | 31,752 | ---- | 97,950 |
| John Gibbons | 97,198 | 31,752 | ---- | 128,950 |
| Robert Lin | 48,198 | 31,752 | ---- | 79,950 |
| Donald Tringali | 200,220 | 63,504 | ---- | 263,724 |
| Norman Wolfe | 60,198 | 31,752 | ---- | 91,950 |
| Dan Yates | 77,198 | 31,752 | ---- | 108,950 |

(1) William McGinnis and Aaron Cohen are each employees of the Company and receive no additional compensation for their services as a director. Jack Lin served as a director of our Company until his resignation on April 7, 2011. During fiscal 2012, Dr. Lin was an executive officer of our Company until his resignation, and received no additional compensation for his services provided as a director. On January 1, 2012 the Company entered into an Employment and Retirement Benefits Agreement with Aaron Cohen (the "Employment Agreement"), providing for a base salary of $220,000 in his role as Senior Vice President, as adjusted by the Board of Directors from time to time. Mr. Cohen is also entitled to participate in any cost of living adjustments in health, medical and insurance benefits on parity with other executive officers. Under the terms of the Employment Agreement Mr. Cohen is eligible to participate in the Company's Short Term Bonus Plan, but he is not eligible to participate in the Company's equity incentive plans, LTIP or SERP. Following Mr. Cohen's retirement or termination of employment from the Company, other than termination for "Cause", he will be entitled to retirement benefits of $6,666 per month during his lifetime as well as a medical expense reimbursement of up to $27,450 annually. In addition, if at the time of termination of employment there has not been a change in control of the Company and Mr. Cohen's employment is being terminated without "Cause" (as defined in the Employment Agreement) by the Company, then Mr. Cohen will also be eligible to receive a severance payment equal to two times his then current annual base salary at the time of separation. The severance payment is payable in a single lump sum payment 30 days after separation of employment. In order to receive the retirement and severance benefits, Mr. Cohen must be in continuing compliance with any applicable post employment obligations and must execute a complete release of claims in favor of the Company.

(2) During fiscal 2012, Mr. Tringali received $97,500, Mr. Gibbons received $13,000 and Mr. Yates received $13,000 as compensation related to special committee services.

(3) Reflects the value as of the grant date of stock awards received in fiscal year 2012. As of January 31, 2012, each director has the following number of non-vested restricted stock awards outstanding: John Foster: 12,931; John Gibbons: 15,289; Robert Lin: 15,289; Donald Tringali: 30,578; Norman Wolfe: 15,289, and Dan Yates: 15,289.

(4) We did not grant any stock option awards to our directors for the fiscal year ended January 31, 2012. As of January 31, 2012, each director has the following number of outstanding options: John Gibbons: 17,500; Norman Wolfe: 10,000, and Dan Yates: 17,500.

## CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

**Family Relationships**

Robert I. Lin, a member of our Board of Directors, is the son of Dr. Jack Lin, a co-founder and former Chairman of the Board who resigned from the Company effective April 7, 2011. There are no other family relationships among the Company's current directors and executive officers.

**Policies for Review of Related Party Transactions**

Our Board of Directors has approved a written policy for the review, approval or ratification of all related party transactions with a value above $120,000, including loans between us and our officers, directors and principal stockholders and their affiliates. Under the charter of the Audit Committee of our board of directors, that committee is responsible for considering related party transactions and for recommendation of what action is to be taken, if any, by our Board of Directors. All related party transactions are to be on terms no less favorable to us than those that we could obtain from unaffiliated third parties. We believe that all of the transactions described below were reviewed and approved under the foregoing policies and procedures.

**Related Party Transactions**

Except for compensation of our officers and directors reflected in the tables above, we had no related party transactions within the meaning of applicable SEC rules for the year ended January 31, 2012.

**Indemnification Agreements**

Our executive officers and the directors of the Company are parties to indemnification agreements with the Company. These agreements provide, among other things, that the Company shall (i) indemnify them against certain liabilities that may arise by reason of their status as executive officers or directors provided they acted in good faith and in a manner reasonably believed to be in the best interests of the Company and, with respect to any criminal action, had no cause to believe their conduct was unlawful, (ii) to advance the expenses actually and reasonably incurred as a result of any proceeding against them by third parties or by or in right of the Company, where the indemnitee acted in good faith in a manner the indemnitee believed to be in the best interest of the Company (subject to repayment if it is determined that the indemnitee is not entitled to indemnification), and (iii) to make a good faith attempt to obtain directors' and officers' insurance. There is no proceeding pending or, to the knowledge of the Company, threatened which may result in a claim for indemnification by any director, officer, employee or agent of the Company.

## STOCKHOLDINGS OF CERTAIN BENEFICIAL OWNERS

### Beneficial Ownership of Common Stock

The following table presents information concerning the beneficial ownership of the shares of our Common Stock as of August 27, 2012 by:

- each person we know to be the beneficial owner of 5% or more of the outstanding shares of our common stock;
- each of our named executive officers;
- each of our directors; and
- all of our current executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. The address for each of our directors and named executive officers is c/o National Technical Systems, Inc., 24007 Ventura Boulevard, Calabasas, California 91302.

The percentage of beneficial ownership is based on 11,451,287 shares outstanding on August 27, 2012. In accordance with SEC rules, shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of August 27, 2012 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

| ***Beneficial Owner*** | **Title of Class of Stock** | **Amount and Nature of Beneficial Ownership** | **Percent of Class** |
|---|---|---|---|
| *5% Shareholders* | | | |
| Mill Road Capital, L.P. .................................. | Common Stock | 1,662,556(1) | 14.1% |
| 382 Greenwich Avenue, Suite One | | | |
| Greenwich, CT 06830 | | | |
| Dr. Jack Lin .............................................. | Common Stock | 1,086,997(2) | 9.5% |
| 24780 Hermosilla Court, | | | |
| Calabasas, California 91302 | | | |
| Sandler Capital Management............................ | Common Stock | 1,040,289(3) | 9.1% |
| 711 Fifth Avenue | | | |
| New York, NY 10022 | | | |
| Dimensional Fund Advisors Inc.......................... | Common Stock | 649,477(4) | 5.7% |
| 1299 Ocean Avenue, 11th Floor | | | |
| Santa Monica, California 90401 | | | |
| Luis Antonio Hernandez................................. | Common Stock | 620,160(5) | 5.4% |
| 3069 Misty Harbour Drive, | | | |
| Las Vegas, Nevada 89117 | | | |
| Sidney Meltzner ........................................ | Common Stock | 608,002(6) | 5.3% |
| 404 21st Street | | | |
| Santa Monica, California 90402 | | | |

| *Current Directors and Named Executive Officers:* | Title of Class of Stock | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|---|
| Aaron Cohen | Common Stock | 1,346,861(7)(8) | 11.7% |
| Robert Lin | Common Stock | 196,359(7)(8) | 1.7% |
| William McGinnis | Common Stock | 194,892(7) | 1.7% |
| Donald Tringali | Common Stock | 158,322(7)(8) | 1.4% |
| John Gibbons | Common Stock | 71,941(7)(8) | ** |
| Norman Wolfe | Common Stock | 57,276(7)(8) | ** |
| Dan Yates | Common Stock | 53,233(7)(8) | ** |
| Dwight Moore | Common Stock | 52,356(7)(8) | ** |
| John Foster | Common Stock | 17,933(7) | ** |
| Michael El-Hillow | Common Stock | -- | ** |
| All current directors and executive officers as a group (twelve persons) | Common Stock | 2,176,173(7)(8) | 18.5% |

** Indicates less than 1.0%

(1) Based on Schedule 13D filed by this holder with the SEC on July 7, 2011. According to the Schedule 13D includes (a) 1,362,556 shares of Common Stock, and (b) warrants to purchase 300,000 shares of Common Stock that are exercisable within 60 days from the date of the Schedule 13D.

(2) Based on Schedule 13D/A filed by this holder with the SEC on December 15, 2011. According to the Schedule 13D/A includes (a) 961,469 shares of Common Stock held directly by Dr. Lin, over which Dr. Lin has sole voting and dispositive power, (b) options to purchase 42,000 shares of Common Stock that have vested or will vest within 60 days from the date of this Schedule 13D and (c) 83,528 shares of Common Stock held by Dr. Lin jointly with his spouse, BettyAnn Lin, over which Dr. and Mrs. Lin share voting and dispositive power.

(3) Based on Schedule 13D/A filed by this holder with the SEC on March 14, 2012.

(4) Based on Schedule 13G/A filed by this holder with the SEC on February 14, 2012.

(5) Based on Schedule 13D/A filed by this holder with the SEC on December 15, 2011. According to the Schedule 13D/A includes (a) 518,000 shares of common stock held by Mr. Hernandez jointly with his spouse, Jacqueline Hernandez, over which Mr. and Mrs. Hernandez share voting and dispositive power, and (b) an aggregate of 102,160 shares of common stock of the issuer held in the names of Mr. Hernandez's four children, over which Mr. Hernandez and his children share voting and dispositive power. Mr. Hernandez disclaims beneficial ownership of the shares held by his children.

(6) Based on Schedule 13D/A filed by this holder with the SEC on December 15, 2011. According to the Schedule 13D/A includes (a) 252,500 shares of common stock directly held by Mr. Meltzner, over which Mr. Meltzner has sole voting and dispositive power, (b) 17,500 shares of common stock held by Mr. Meltzner jointly with his spouse, Carole Meltzner, over which Mr. and Mrs. Meltzner share voting and dispositive power, and (c) 338,002 shares of common stock of the issuer directly held by CAS Foundation, over which Mr. Meltzner, as trustee of CAS Foundation, has sole voting and dispositive power. Mr. Meltzner disclaims beneficial ownership of the shares held by CAS Foundation.

(7) Includes shares covered by options exercisable within 60 days of August 27, 2012, as follows: Cohen, 21,000; Gibbons, 17,500; McGinnis, 62,000; Moore, 33,500; Wolfe, 10,000 and Yates, 17,500.

(8) Includes non-vested restricted shares as to which the holder has the power to vote but does not have the power to dispose, as follows: Cohen, 4,738; Foster, 9,929; Gibbons, 10,298; R. Lin, 10,298; Tringali, 20,596; Wolfe, 10,298 and Yates, 10,298.

**Section 16(a) Beneficial Ownership Reporting Compliance**

The Company's officers, directors and consultants are required to file initial reports of ownership and reports of change in ownership with the SEC. Officers and directors are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on information provided to the Company by individual officers and directors, the Company believes that during the fiscal year ended January 31, 2012 all filing requirements applicable to officers and directors have been complied with.

## REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of three directors each of whom is "independent," as defined under the applicable Nasdaq listing standards and SEC rules and regulations. The Committee operates under a written charter adopted by the Board of Directors, a copy of which is available on our corporate website at *www.nts.com*.

The Committee recommends to the Board of Directors the appointment of the independent auditors, reviews the scope of audits, reviews significant changes to the Company's accounting principles and practices, reviews significant issues encountered in the course of audit work related to the adequacy of internal controls and oversees the internal audit function.

The Committee reviewed and discussed the audited financial statements with management of the Company and representatives of Ernst & Young LLP. The discussions with Ernst & Young LLP included the matters required to be discussed by Statement on Auditing Standards No. 61, as amended. In addition, the Audit Committee received the written disclosures and the letter regarding independence from Ernst & Young LLP as required by Rule 3526 of the Public Company Accounting Oversight Board and discussed with Ernst & Young LLP their independence.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended January 31, 2012 for filing with the SEC.

The Committee also recommended to the Board of Directors, and the Board has appointed, Ernst & Young LLP to audit the corporation's financial statements for the fiscal year ending January 31, 2013, subject to shareholder ratification of that appointment.

**AUDIT COMMITTEE**
John Gibbons, Chairman
John Foster
Dan Yates

*The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such information by reference in such filing.*

## AUDIT FEES AND RELATED MATTERS

The Company paid the following fees to Ernst & Young LLP during fiscal years ending January 31, 2012 and 2011, respectively:

| | 2012 | 2011 |
|---|---|---|
| Audit Fees | $ 485,300 | $ 427,300 |
| Audit-Related Fees | 100,000 | 115,200 |
| Tax-Related Fees | ---- | ---- |
| All Other Fees | ---- | ---- |

The audit and audit-related fees for the years ended January 31, 2012 and January 31, 2011 were for professional services rendered for the audits of the consolidated financial statements of the Company, statutory audits, consents, financial due diligence on prospective transactions and assistance with review of documents filed with the SEC.

### Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee administers the Company's engagement of Ernst &Young LLP and pre-approves all audit and permissible non-audit services on a case-by-case basis. All services provided by Ernst & Young LLP during the fiscal years ended January 31, 2012 and 2011 were pre-approved by the Audit Committee. In approving non-audit services, the Audit Committee considers whether the engagement could compromise the independence of Ernst & Young LLP, and whether for reasons of efficiency or convenience it is in the best interest of the Company to engage its independent auditor to perform the services. There were no non-audit services performed by Ernst & Young LLP during the fiscal years ended January 31, 2012 and 2011.

Prior to engagement, the Audit Committee pre-approves all independent auditor services. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

## SHAREHOLDER PROPOSALS FOR THE 2013 ANNUAL MEETING

**Requirements for shareholder proposals to be considered for inclusion in the Company's proxy materials:**

SEC rules and regulations provide that a shareholder wishing to include a proposal in the proxy statement for the Company's 2013 annual meeting of Shareholders must submit the proposal so that it is received by the Company at its principal executive office, attention Corporate Secretary, at 24007 Ventura Boulevard, Calabasas, California, 91302, no later than May 23, 2013.

**Requirements for shareholder proposals to be brought before an Annual Meeting:**

In accordance with the Company's Bylaws, shareholders must deliver notification of their intent to submit a proposal or director nomination for consideration at the 2013 annual meeting between July 6, 2013 and August 5, 2013; provided, however, that if the date of the 2013 annual meeting is advanced by more than 30 days prior to or delayed by more than 30 days after the anniversary of this year's annual meeting, in order to be timely the shareholder's notice must be delivered not later than the close of business on the later of the 90th day prior to the 2013 annual meeting and the 10th day following the day on which public announcement of the date of 2013 meeting is first made by the Company.

Shareholders who wish the Nominating Committee to consider a candidate for nomination as a director at the 2013 annual meeting of shareholders must submit advance notice of the nomination to the Committee a reasonable time prior to the mailing date of the proxy statement for the 2013 annual meeting. The Nominating Committee considers all nominees on their merits.

A shareholder's notice of a proposed nomination for director to be made at an annual meeting must include the following information:

- the name and address of the shareholder proposing to make the nomination and of the person or persons to be nominated;
- a representation that the holder is a shareholder entitled to vote his, her or its shares at the annual meeting and intends to vote his or her shares in person or by proxy for the person or persons nominated in the notice;
- a description of all arrangements or understandings between the shareholder(s) supporting the nomination and each nominee;
- any other information concerning the proposed nominee(s) that the Company would be required to include in the proxy statement if the Board of Directors made the nomination; and
- the consent of the nominee(s) to serve as director if elected.

## COMMUNICATIONS WITH DIRECTORS

You may communicate with the members of the Audit Committee, the Compensation Committee, the Governance Committee and the Nominating Committee, or with the Company's independent directors as a group, by writing to any such person or group c/o of the Corporate Secretary at 24007 Ventura Boulevard, Calabasas, California 91302.

Communications are distributed to the Board of Directors, or to any individual director, depending on the facts and circumstances described in the communication. In that regard, the Board of Directors has requested that certain items that are unrelated to the duties and responsibilities of the Board of Directors should be excluded, including the following: junk mail and mass mailings; product complaints; product inquiries; new product suggestions; resumes and other forms of job inquiries; surveys; and business solicitations or advertisements. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will not be distributed, with the proviso that any communication that is not distributed will be made available to any independent director upon that director's request.

Communications that include information better addressed by the complaint hotline supervised by the Audit Committee will be delivered to the hotline.

## SEPARATE COPY OF ANNUAL REPORT OR PROXY MATERIALS

If you share an address with another shareholder, each shareholder at the same address may not receive a separate copy of our annual report and proxy materials. Shareholders who do not receive a separate copy of our annual report and proxy materials, and who want to receive a separate copy, may request to receive a separate copy of our annual report and proxy materials by writing to Investor Relations at National Technical Systems, Inc., 24007 Ventura Boulevard, Calabasas, CA 91302 or by calling (818) 591-0776. We will undertake to deliver promptly a copy of the annual report or proxy materials, as applicable, upon the receipt of such request. Shareholders who share an address and receive multiple copies of our annual report and proxy materials may also request to receive a single copy following the instructions above.

**IT IS VERY IMPORTANT THAT EVERY SHAREHOLDER VOTES. WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON.**